Free translation from the original prepared in Spanish for publication in Argentina

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024 AND 2023

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(In millions of Argentine Pesos (“$”))

Independent auditor’s report

To the Shareholders, President and Directors of

Pampa Energía S.A.

Legal address: Maipú, 1

Autonomous City of Buenos Aires

Tax Code No.: 30-52655265-9

Opinion

We have audited the consolidated financial statements of Pampa Energía S.A. and its subsidiaries (the “Group”), which comprise the consolidated statement of financial position as at December 31, 2024, the consolidated statements of comprehensive income, of changes in equity and of cash flows for the year then ended, and the notes to the consolidated financial statements, comprising material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2024, and the consolidated results of its operations and its consolidated cash flows for the year then ended in accordance with IFRS Accounting Standards.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code) and the ethical requirements that are relevant to our audit of the consolidated financial statements in Argentina. We have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

Price Waterhouse & Co. S.R.L., Bouchard 557, 8th floor, C1106ABG - Autonomous City of Buenos Aires

T: +(54.11) 4850.0000, www.pwc.com/ar

Key Audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

The Impact of Estimates of Oil and Gas Reserves on Oil and Gas Segment Property, Plant and Equipment and Allocated Goodwill.

As of December 31, 2024, the consolidated financial statements present the following accounts related to the oil and gas segment:

●       Property, plant and equipment of the segment (Note 11.1): $ 1,221,081 million,

●       Goodwill (Note 11.2): $ 35,715 million,

●       Depreciation expense of the segment (Note 11.1): $ 216,921 million.

As described in Note 6.1.7 to the consolidated financial statements, the Company’s management estimates oil and gas reserves which are used in the determination of depreciation of property, plant and equipment used in the oil and gas areas, as well as assessing the recoverability of these assets considering, if applicable, the goodwill allocated to the oil and gas segment. There are numerous uncertainties in estimating proved and unproved reserves and future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof. The Company’s estimates of oil and gas reserves have been developed by employed specialists, specifically petroleum engineers, and audited by independent specialists engaged by the Company.

It is a key audit matter because developing the estimates of oil and gas reserves involves critical judgment by management, including the use of specialists, which in turn led to a high degree of auditor judgment and effort in performing procedures to evaluate the significant assumptions used in developing those estimates, related to future production profiles, development costs and prices.

The audit procedures performed in relation to this key audit matter included, among others:

●       Obtain an understanding, evaluate and test the effectiveness of the controls related to management’s process to estimate of oil and gas reserves.

●       Evaluating the methods and significant assumptions used by management in developing these estimates, related to future production profiles, development costs and prices.

●       Evaluate the reasonableness of the estimates for proven oil and gas reserves through the use of the specialist's work engaged by the Company to audit the reserves. As a basis for using this work, the specialists’ competence, capability and objectivity were evaluated, as well as their methods and assumptions.

●       Test the data used by the Company’s engaged specialists and an evaluation of their findings.

●       Obtaining evidence to support the reasonableness of the significant assumptions, including whether the assumptions used were reasonable considering the past performance of the Company, and whether they were consistent with evidence obtained in other areas of the audit.

●       Testing that the estimates of oil and gas reserves were appropriately included in the Company’s determination of depreciation expense, as well as in the impairment of non-financial assets assessment of oil and gas segment.

Key audit matter	How our audit addressed the key audit matter

Impairment of Non-Financial Long-Lived Assets related to Rincón del Mangrullo and el Tordillo / la Tapera cash generating units of the Oil and Gas Segment.

As of December 31, 2024, the consolidated financial statements present the following non-financial long-lived assets:

●       Property, plant and equipment of the oil and gas segment (Note 11.1): $ $ 1,221,081 million.

●       Impairment of property, plant and equipment (Note 11.1): $ 34,017 million.

As described in Notes 4.8 and 6.1.1 to the consolidated financial statements, management analyzes the recoverability of its non-financial long-lived assets when events or changes in circumstances indicate the carrying amount may not be recoverable. The recoverable amount is the higher of fair value less costs of disposal and value in use. Management used value in use to determine the recoverable amount. For the purpose of evaluating impairment losses, assets are grouped into cash generating units (“CGUs”). The value in use of each CGU is determined based on projected and discounted cash flows, using discount rates which considered the business segment and the country conditions where the operations are performed for each CGU. As described in Note 11.1.1, the cash flow were prepared based on estimates on the future behavior of certain key assumptions related to reference prices for products, production projections, costs evolution, and the discount rate.

As a result of the analysis carried out, management has identified impairment indicators for the assets of the Rincón del Mangrullo and el Tordillo / la Tapera CGUs of oil and gas segment as of December 31, 2024 and, according to Note 11.1.1, has evaluated their recoverability, determining an impairment loss of $34,017 million.

It is a key audit matter because, both determining the existence of impairment indicators and estimating recoverable values involves the application of critical judgment and significant estimates by management, which are subject to uncertainty and future events.

This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate cash flow projections performed by

The audit procedures performed in relation to this key audit matter included, among others:

●       Obtain an understanding, evaluate and test the effectiveness of the controls related to the estimation process of the recoverable value of non-financial long-lived assets.

●       Evaluating the appropriateness determination of the Company’s CGUs, as well as the allocation of the assets and liabilities thereto.

●       Evaluating the reasonableness of management’s assessment over the existence of impairment indicators.

●       Testing management’s process for developing the value in use estimate.

●       Evaluating the appropriateness of the discounted cash flow model, as well as the mathematical precision of the calculations

●       Test the completeness, accuracy, and relevance of the data and underlying assumptions used by management in the model related to reference prices for products, production projection, costs evolution, and the discount rate. This assessment involved evaluating whether the assumptions used were reasonable considering (i) the current and past performance of the CGUs, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

●       Evaluating the sufficiency of the information disclosed in the consolidated financial statements regarding the evaluation of the recoverable value of long-lived non-financial assets.

Key audit matter	How our audit addressed the key audit matter
management and significant assumptions related to reference prices for products, production projection, costs evolution, and the discount rate.	Additionally, the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the discounted cash flow model and the discount rate.

Responsibilities of the Board of Directors and the Audit Committee in relation to the consolidated financial statements

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Audit Committee is responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.
●	Conclude on the appropriateness of the Board of Directors use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
●	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performance for purposes of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide to the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Autonomous City of Buenos Aires, March 5, 2025

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Carlos Martín Barbafina

Free translation from the original prepared in Spanish for publication in Argentina

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the Consolidated Financial Statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
AFIP	Federal Administration of Public Revenue
BCBA	Buenos Aires Stock Exchange
BCRA	Argentina’s Central Bank
BNA	Banco de la Nación Argentina
BO	Official Gazette
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CB	Corporate Bonds
CC	Combined Cycle
CENCH	Hydrocarbons Unconventional Exploitations Concessions
CGU	Cash-Generating Unit
CIESA	Compañía de Inversiones de Energía S.A.
CISA	Comercializadora e Inversora S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CNV	National Securities Commission of Argentina
CNY	Yuan R. China
CPB	Piedra Buena thermal power plant
CPI	Consumer's price index
CSJN	Argentina’ Supreme Court of Justice
CTB	CT Barragán S.A.
CTEB	Ensenada Barragán thermal power plant
CTG	Güemes thermal power plant

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
CTGEBA	Genelba thermal power plant
CTIW	Ingeniero White power plant
CTLL	Loma La Lata thermal power plant
CTPP	Parque Pilar power plant
EcuadorTLC/PB18	Ecuador TLC S.A. (currently Pampa Bloque 18)
EMESA	Empresa Mendocina de Energía S.A.
ENARGAS	National Regulator of Gas
ENARSA	Energía Argentina S.A.
ENRE	National Regulatory Authority of Electricity
FTR	Five-Year Tariff Review
GASA	Generación Argentina S.A.
Greenwind	Greenwind S.A.
GU300	Large users with demand greater than 300 kW
HB	Pumped Hydroelectric Power Plant
HI	Hydropower plants
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
HPPL	Hidroeléctrica Pichi Picún Leufú
HR	Renewable Hydroelectric
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICC	International Chamber of Commerce
ICSID	International International Centre for Settlement of Investment Disputes
IFRIC	International Financial Reporting Interpretations Committee

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
IFRS	International Financial Reporting Standards
IGJ	Public Registry of Organizations
INDEC	National Institute of Statistics and Censuses
KBBL/day	Thousands of barrels per day
LGS	Argentine Business Organizations Law
LNG	Liquefied Natural Gas
LPG	Liquefied Petroleum Gas
MAT	WEM’s Forward Market
MATER	Renewable Energy Forward Market
MBTU	Million of BTU
MEyM	Ministry of Energy and Mining
MLC	Foreign Exchange Market
MVAr	Reactive kilovolt-ampere
MW	Megawatt
MWh	Megawatt - hour
NTC	National Tax Court
NYSE	New York Stock Exchange
OCP	Oleoductos de Crudos Pesados Ltd
OCPSA	Oleoductos de Crudos Pesados S.A.
Oldelval	Oleoductos del Valle S.A.
PE Arauco	Arauco Wind Farm
PEB	Pampa Energía Bolivia S.A.
PECSA	Pampa Energía Chile S.A.
PEN	National Executive Branch
PEPE II	Pampa Energía II Wind Farm

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
PEPE III	Pampa Energía III Wind Farm
PEPE IV	Pampa Energía IV Wind Farm
PEPE VI	Pampa Energía VI Wind Farm
PISA	Pampa Inversiones S.A.
PIST	Transportation System Entry Point
Refinor	Refinería del Norte S.A.
RIGI	Incentive Regime for Large Investments
RTT	Transitional Tariff Regime
SACDE	Argentine Society of Construction and Strategic Development
SADI	Argentine Interconnection System
SCEyM	Energy and Mining Coordination Secretary
SE	Secretary of Energy
SEC	Security and Exchange Commission
TG	Gas Turbine
TGS	Transportadora de Gas del Sur S.A.
TGU	Transporte y Servicios de Gas en Uruguay S.A.
The Company / Pampa	Pampa Energía S.A.
The Group	Pampa Energía S.A. and its subsidiaries
TJSM	Termoeléctrica José de San Martín S.A.
TMB	Termoeléctrica Manuel Belgrano S.A.
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
TV	Vapor Turbine
US$	U.S. dollar

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GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
VAR	Vientos de Arauco Renovables S.A.U.
VAT	Value Added Tax
VMOS	VMOS S.A.
WACC	Weighted Average Cost of Capital
WEM	Wholesale Electrical Market
YPF	YPF S.A.
$	Argentine Pesos

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the years ended December 31, 2024, 2023 and 2022

(In millions of Argentine Pesos (“$”))

	Note	12.31.2024	12.31.2023	31.12.2022

Revenue	8	1,732,901	513,727	242,182
Cost of sales	9	(1,181,132)	(320,124)	(149,661)
Gross profit		551,769	193,603	92,521

Selling expenses	10.1	(68,713)	(19,338)	(8,448)
Administrative expenses	10.2	(225,718)	(62,721)	(19,373)
Exploration expenses	10.3	(20,711)	(1,859)	(50)
Other operating income	10.4	161,789	57,141	19,066
Other operating expenses	10.4	(80,822)	(29,374)	(5,952)
Impairment of property, plant and equipment, intangible assets and inventories		(34,058)	(30,784)	(4,925)
(Impairment) Recovery of impairment of financial assets		(48,932)	283	(477)
Share of profit from associates and joint ventures	5.3.2	145,570	4,541	16,089
Profit from sale/acquisition of companies´ interest		33,128	6,262	-
Operating income		413,302	117,754	88,451

Financial income	10.5	31,780	1,764	768
Financial costs	10.5	(168,927)	(105,359)	(30,488)
Other financial results	10.5	198,477	155,089	25,558
Financial results, net		61,330	51,494	(4,162)
Profit before income tax		474,632	169,248	84,289
Income tax	10.6	90,158	(132,557)	(19,389)
Profit of the year		564,790	36,691	64,900

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Results related to defined benefit plans		145	(3,800)	(1,598)
Income tax		(51)	1,330	559
Exchange differences on translation		727,780	1,589,549	151,761
Items that may be reclassified to profit or loss
Exchange differences on translation		155,270	(78,425)	7,132
Other comprehensive income of the year		883,144	1,508,654	157,854
Total comprehensive income of the year		1,447,934	1,545,345	222,754

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (Continuation)

For the years ended December 31, 2024, 2023 and 2022

(In millions of Argentine Pesos (“$”))

	Note	12.31.2024	12.31.2023	31.12.2022
Total profit of the year attributable to:

Owners of the company		564,587	34,488	64,859
Non-controlling interest		203	2,203	41
		564,790	36,691	64,900

Total comprehensive income of the year attributable to:

Owners of the Company		1,445,627	1,539,114	222,181
Non-controlling interest		2,307	6,231	573
		1,447,934	1,545,345	222,754

Earnings per share attributable to equity holders of the Company

Total basic and diluted earning per share	13.2	415.14	25.25	46.97

The accompanying notes are an integral part of these Consolidated Financial Statements.

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2024 and 2023

(In millions of Argentine Pesos (“$”))

	Note	12.31.2024	12.31.2023
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	11.1	2,690,533	2,056,974
Intangible assets	11.2	99,170	77,898
Right-of-use assets	20.1.1	11,330	17,259
Deferred tax asset	11.3	161,694	2
Investments in associates and joint ventures	5.3.2	1,024,769	542,978
Financial assets at fair value through profit and loss	12.2	28,127	28,040
Other assets		366	349
Trade and other receivables	12.3	76,798	14,524
Total non-current assets		4,092,787	2,738,024

CURRENT ASSETS
Inventories	11.4	230,095	166,023
Financial assets at amortized cost	12.1	82,628	84,749
Financial assets at fair value through profit and loss	12.2	877,623	451,883
Derivative financial instruments		979	250
Trade and other receivables	12.3	503,529	238,294
Cash and cash equivalents	12.4	761,231	137,973
Total current assets		2,456,085	1,079,172
Total assets		6,548,872	3,817,196

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CONSOLIDATED STATEMENT OF FINANCIAL POSITION (Continuation)

As of December 31, 2024 and 2023

(In millions of Argentine Pesos (“$”))

	Note	12.31.2024	12.31.2023
SHAREHOLDERS´ EQUITY
Share capital	13.1	1,360	1,360
Share capital adjustment		7,126	7,126
Share premium		19,950	19,950
Treasury shares	13.1	4	4
Treasury shares adjustment		21	21
Treasury shares cost		(211)	(211)
Legal reserve		46,616	37,057
Voluntary reserve		1,708,688	1,157,389
Other reserves		2,475	711
Other comprehensive income		839,025	539,702
Retained earnings		766,073	180,627
Equity attributable to owners of the company		3,391,127	1,943,736
Non-controlling interest		9,167	6,960
Total equity		3,400,294	1,950,696

LIABILITIES
NON-CURRENT LIABILITIES
Provisions	11.5	141,436	119,863
Income tax and minimum notional income tax provision	11.6	77,284	44,614
Deferred tax liability	11.3	50,223	240,686
Defined benefit plans	11.8	31,293	13,172
Borrowings	12.5	1,416,917	989,182
Trade and other payables	12.6	87,992	37,301
Total non-current liabilities		1,805,145	1,444,818

CURRENT LIABILITIES
Provisions	11.5	10,725	4,649
Income tax liability	11.6	265,008	14,026
Tax liabilities	11.7	30,989	11,427
Defined benefit plans	11.8	7,077	2,695
Salaries and social security payable	11.9	40,035	15,537
Derivative financial instruments		2	191
Borrowings	12.5	728,096	181,357
Trade and other payables	12.6	261,501	191,800
Total current liabilities		1,343,433	421,682
Total liabilities		3,148,578	1,866,500
Total liabilities and equity		6,548,872	3,817,196

The accompanying notes are an integral part of these Consolidated Financial Statements.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2024, 2023 and 2022

(In millions of Argentine Pesos (“$”))

	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Unappropiated retained earnings (losses)	Equity attributable to owners	Non-controlling interest	Total equity
Balance as of December 31, 2021	1,382	7,245	19,950	4	21	(238)	5,203	54,528	(550)	51,432	44,454	183,431	609	184,040
Voluntary reserve constitution	-	-	-	-	-	-	(485)	44,939	-	-	(44,454)	-	-	-
Capital reduction	-	-	-	(2)	(14)	209	-	(193)	-	-	-	-	-	-
Treasury shares acquisition	(2)	(14)	-	2	14	(2,251)	-	-	-	-	-	(2,251)	-	(2,251)
Stock compensation plans	-	-	-	-	-	-	-	-	102	-	-	102	-	102
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	-	(25)	(25)
Profit of the year	-	-	-	-	-	-	-	-	-	-	64,859	64,859	41	64,900
Other comprehensive income of the year	-	-	-	-	-	-	3,419	71,969	-	62,288	19,646	157,322	532	157,854
Balance as of December 31, 2022	1,380	7,231	19,950	4	21	(2,280)	8,137	171,243	(448)	113,720	84,505	403,463	1,157	404,620

Voluntary reserve constitution	-	-	-	-	-	-	(16)	84,521	-	-	(84,505)	-	-	-
Capital reduction	-	-	-	(20)	(105)	2,069	-	(1,944)	-	-	-	-	-	-
Treasury shares acquisition	(20)	(105)	-	20	105	-	-	-	-	-	-	-	-	-
Stock compensation plans	-	-	-	-	-	-	-	-	1,159	-	-	1,159	-	1,159
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	-	(428)	(428)
Profit of the year	-	-	-	-	-	-	-	-	-	-	34,488	34,488	2,203	36,691
Other comprehensive income of the year	-	-	-	-	-	-	28,936	903,569	-	425,982	146,139	1,504,626	4,028	1,508,654
Balance as of December 31, 2023	1,360	7,126	19,950	4	21	(211)	37,057	1,157,389	711	539,702	180,627	1,943,736	6,960	1,950,696

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continuation)

For the years ended December 31, 2024, 2023 and 2022

(In millions of Argentine Pesos (“$”))

	Equity holders of the company						Retained earnings
	Share capital	Share capital adjustment	Share premium	Treasury shares	Treasury shares adjustment	Treasury shares cost	Legal reserve	Voluntary reserve	Other reserves	Other comprehensive income	Unappropiated retained earnings (losses)	Equity attributable to owners	Non-controlling interest	Total equity
Balance as of December 31, 2023	1,360	7,126	19,950	4	21	(211)	37,057	1,157,389	711	539,702	180,627	1,943,736	6,960	1,950,696
Voluntary reserve constitution	-	-	-	-	-	-	(539)	181,166	-	-	(180,627)	-	-	-
Stock compensation plans	-	-	-	-	-	-	-	-	1,764	-	-	1,764	-	1,764
Dividens ditribution	-	-	-	-	-	-	-	-	-	-	-	-	(37)	(37)
Sale of company	-	-	-	-	-	-	-	-	-	-	-	-	(63)	(63)
Profit of the year	-	-	-	-	-	-	-	-	-	-	564,587	564,587	203	564,790
Other comprehensive income of the year	-	-	-	-	-	-	10,098	370,133	-	299,323	201,486	881,040	2,104	883,144
Balance as of December 31, 2024	1,360	7,126	19,950	4	21	(211)	46,616	1,708,688	2,475	839,025	766,073	3,391,127	9,167	3,400,294

The accompanying notes are an integral part of these Consolidated Financial Statements.

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CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2024, 2023 and 2022

(In millions of Argentine Pesos (“$”))

	Note	12.31.2024	12.31.2023	12.31.2022
Cash flows from operating activities:
Profit of the year		564,790	36,691	64,900
Adjustments to reconcile net profit to cash flows from operating activities	14.1	141,600	203,877	36,879
Changes in operating assets and liabilities	14.2	(324,433)	(63,469)	(20,582)
Net cash generated by operating activities		381,957	177,099	81,197

Cash flows from investing activities:
Payment for property, plant and equipment acquisitions		(394,783)	(194,270)	(51,919)
Payment for intangible assets acquisitions		-	-	(3,616)
(Payment for purchases) Collection for sales of public securities and shares acquisitions, net		(10,199)	84,011	(11,243)
(Suscription) Recovery of mutual funds, net		(7,446)	7,925	1,120
Payment for companies´acquisitions		(42,642)	(481)	(19,238)
Capital integrations in associated companies		(12)	-	-
Collection for equity interests in companies sales		36,657	26,704	4,977
Collection for joint ventures´ share repurchase		30,135	-	-
Collections for property, plant and equipment sales		331	146	72
Collections for intangible assets sales		-	1,626	2,380
Dividends collection		6,955	75	1,240
Collection for equity interests in areas sales		8,895	-	-
Cash addition for purchase of subsidiary		67,447	472	-
Collection (Payment) of loans		-	(1,562)	1,172
Net cash used in investing activities		(304,662)	(75,354)	(75,055)

Cash flows from financing activities:
Proceeds from borrowings	12.5	1,123,558	104,018	42,148
Payment of borrowings	12.5	(222,972)	(67,911)	(19,266)
Payment of borrowings interests	12.5	(131,076)	(87,078)	(21,633)
Payment for treasury shares acquisition		-	-	(2,251)
Repurchase and redemption of corporate bonds	12.5	(296,858)	(1,335)	(3,621)
Payments of leases		(3,466)	(311)	(411)
Dividends payment		(37)	(476)	(30)
Net cash generated by (used in) financing activities		469,149	(53,093)	(5,064)

Increase in cash and cash equivalents		546,444	48,652	1,078

Cash and cash equivalents at the beginning of the year	12.4	137,973	18,757	11,283
Exchange and conversion difference generated by cash and cash equivalents		76,814	70,564	6,396
Increase in cash and cash equivalents		546,444	48,652	1,078
Cash and cash equivalents at the end of the year	12.4	761,231	137,973	18,757

The accompanying notes are an integral part of these Consolidated Financial Statements.

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022

(In millions of Argentine Pesos (“$”))

NOTE 1: GENERAL INFORMATION

1.1 General information of the Company

The Company is an Argentine company, which participates in the energy sector, mainly in the production of oil and gas and power generation.

In the oil and gas segment, the Company develops an important activity in gas and oil exploration and production, reaching a production level of 12.5 million m3/day of natural gas and 4.8 thousand boe/day of oil (including the production from the Gobernador Ayala area until its cession in October 2024) and maintaining 11 productive areas and 2 exploratory areas in Argentina as of December 31, 2024. Its main production blocks are located in the Provinces of Neuquén and Río Negro.

In the generation segment, the Company, directly and through its subsidiaries and joint ventures, has a 5,472 MW installed capacity as of December 31, 2024, which represents approximately 13% of Argentina’s installed capacity, and being one of the largest independent generators in the country.

In the petrochemicals segment, the Company operates 2 high-complexity plants in Argentina producing styrene, synthetic rubber and polystyrene, with a share ranging between 93% and 100%, in the domestic market.

Finally, through the holding, transportation and others segment, the Company participates in the electricity transmission and gas transportation businesses. In the transmission business, the Company jointly controls Citelec, which has a controlling interest in Transener, a company engaged in the operation and maintenance of a 22,396 km high-voltage electricity transmission network in Argentina with an 86% share in the Argentine electricity transmission market. In the gas transportation business, the Company jointly controls CIESA, which has a controlling interest in TGS, a company holding a concession for the transportation of natural gas with 9,248 km of gas pipelines in the center, west and south of Argentina, and which is also engaged in the processing and sale of natural gas liquids through the Cerri Complex, located in Bahía Blanca, in the Province of Buenos Aires, in addition to shale gas transportation and conditioning at Vaca Muerta. Additionally, the segment includes advisory services provided to related companies.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 1: (Continuation)

1.2 Economic context

The Company operates in an economic context which main variables are experiencing volatility as a result of political and economic events both in the domestic and international spheres.

The Argentine economy recorded a 2.1% and 1.7% accumulated decrease in the Gross Domestic Product as of the third quarter of 2024 and 2023, respectively, a 117.8% and 211.4% cumulative inflation considering the CPI and a 27.7% and 356.3% depreciation of the peso against the U.S. dollar, according to the BNA exchange rate, for fiscal years 2024 and 2023, respectively.

The context of volatility and uncertainty continues as of the date of issuance of these Consolidated Financial Statements. Although in 2024 the current Government promoted regulations aimed at economic deregulation and state reform, it is not currently possible to foresee the associated regulations’ evolution or what new measures might be announced.

The Company’s Management permanently monitors the evolution of the variables affecting its business to define its course of action and identify potential impacts on its assets and financial position.

The Company’s financial statements should be read in the light of these circumstances.

NOTE 2: REGULATORY FRAMEWORK

The main regulations applicable to the Company’s activities are detailed below. It is worth highlighting that this is not an exhaustive list of all regulations the Company is subject to.

2.1 Oil and gas

2.1.1 Argentine Hydrocarbons Law

Law No. 27,007, enacted in 2014, amended Hydrocarbons Law No. 17,319, enacted in 1967, establishing the general principles for the exploration, exploitation, industrialization, transportation and commercialization of hydrocarbon resources in Argentina. The most relevant aspects are as follows:

-	It empowers the Federal Government or the Provinces to grant exploration permits and concessions to the private sector.
-	It establishes the terms for exploration permits: (i) conventional: term of 2 periods of up to 3 years each, plus 1 optional extension for up to 5 years; (ii) unconventional: term of 2 periods of 4 years each, plus 1 optional extension for up to 5 years; and (iii) on the continental shelf and in the territorial sea: term of 2 periods of 3 years each with the possibility of increasing by 1 year each.
-	It sets the terms for exploitation concessions, renewable for 10-year terms: (i) conventional: 25 years; (ii) unconventional: 35 years; and (iii) on the continental shelf and in the territorial sea: 30 years.
-	It establishes that transportation concessions will be granted for the same term as the originating exploitation concession.
-	It fixes exploration and exploitation fee values for each km2 or fraction to be paid annually and in advance, and empowers the enforcement authority to set the payment of extension and exploitation bonds.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

-	It sets royalties of 12% (increasing up to a total maximum of 18% in the case of extensions) payable monthly to the grantor on the production of liquid hydrocarbons extracted at the wellhead and on natural gas production.
-	It restricts the Federal Government and the Provinces from reserving new blocks in favor of public or mixed companies or entities, irrespective of their legal form, in the future.

Subsequently, Law No. 27,742, enacted in 2024, introduces additional amendments to Hydrocarbons Law No. 17,319 aiming to maximize income from the exploitation of resources, especially the following: (i) setting of commercialization prices in the domestic market without the PEN’s intervention; (ii) free international trade of hydrocarbons, in the absence of an objection by the SE; (iii) elimination of extensions to exploitation concessions; (iv) incorporation of authorizations to be granted by the PEN or the Provinces for hydrocarbon processing, conditioning or separation and natural gas liquefaction, not necessarily linked to an exploitation concession; (v) incorporation of standard tender specifications for new awards with a base value of 15% of royalties; (vi) setting of new royalty values payable in each stage regarding the average oil barrel price, annually adjustable based on the Brent price; and (vii) incorporation of authorizations to be granted by the PEN for underground storage of natural gas in natural reservoirs of depleted hydrocarbons.

2.1.1.1 CENCH in the Province of Neuquén

The Ministry of Energy and Natural Resources of the Province of Neuquén established certain parameters for granting CENCH in this province, instrumented through Resolutions No. 53/20 and No. 142/21, and later ratified by Provincial Executive Order No. 2,183/21.

These resolutions provide: (i) the development project’s parameters to apply for a CENCH, including a pilot plan of up to 5 years to demonstrate its technical and economic feasibility; (ii) the incorporation of the payment of a block extension bond for the surface exceeding that covered by the approved pilot plan; and (iii) the annual presentation of continuous development plans and investment commitments.

2.1.2 Gas Market

2.1.2.1 Argentine Natural Gas Production Promotion Plan (“GasAr Plan”)

Executive Order No. 892/20 approved the Argentine Natural Gas Production Promotion Program (“GasAr Plan”) to promote the development of the Argentine gas industry based on a call for tenders mechanism.

SE Resolution No. 317/20 launched the national public call for tenders under GasAr Plan 2020-2024 for the award of a 70 million m3 volume of natural gas per calendar year through the execution of specific contracts between gas producers, distributors and CAMMESA. Furthermore, the Federal Government bears the monthly payment of the difference between the price tendered and that resulting from the tariff schemes through a price complement to be paid directly to producers.

Pursuant to SE Resolution No. 391/20, natural gas volumes were awarded under the GasAr Plan - Round 1 call for tenders, where the Company obtained a base volume of 4.9 million m3/day at an average annual price of US$ 3.60 MBTU for a term of 4 years as from January 1, 2021.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Additionally, the Company was one of the three producers that offered an additional volume during the winter period, with the award of 1 million m3/day for US$ 4.68 MBTU, an essential volume to meet the Argentine demand’s high seasonality.

Under SE Resolution No. 169/21, natural gas volumes offered under the GasAr Plan - Round 2 call for tenders where awarded, and the Company was awarded a volume of 0.70 million m3/day, 0.90 million m3/day and 1 million m3/day for the months of June, July and August-September 2021, respectively, as well as 0.86 million m3/day to meet the winter peak for years 2022 through 2024, for US$ 4.68 MBTU.

SE Resolution No. 984/21 called for GasAr Plan - Round 3 for 2022 through 2024 inclusive, with injection starting in May 2022. The volumes were awarded by SE Resolution No. 1,091/21, and the Company was awarded 2 million m3/day for US$ 3.347 MBTU.

Subsequently, Executive Order No. 730/22 established the 2023–2028 Reinsurance and Enhancement Plan for Federal Hydrocarbon Production, Internal Self-Sufficiency, Exports, Import Substitution, and Expansion of Transportation System for All Hydrocarbon Basins in the Country (the “Reinsurance Plan”) and modified the GasAr Plan scheme approved by Executive Order No. 892/20.

The Reinsurance Plan establishes a new term for the regime until December 31, 2028, with the following main objectives: (i) consolidating a 70 MMm3/d flat block (volumes awarded under GasAr Plan’s Round 1 and 3), excluding winter peaks; and (ii) developing the demand for incremental volumes that may be evacuated with the new transportation capacity following the construction of the Francisco Pascasio Moreno Gas Pipeline (SE Resolution No. 326/24), previously called Néstor Kirchner Gas Pipeline (TransportAr Program, SE Resolution No. 67/22).

SE Resolution No. 770/22, called for Tender Rounds 4 and 5 for the Neuquina Basin, and del Golfo and Austral Basins, respectively.

Under SE Resolution No. 860/22, the Company was awarded with: (i) Round 4.1: the extension of the commitments under GasAr Plan - Rounds 1 and 3 until December 2028, maintaining the original prices of US$ 3.6 MBTU and US$ 3.347 MBTU, respectively; and (ii) Round 4.2: 4.8 million m3/day of the demand associated with flat gas for US$ 3.485 MBTU from July 1, 2023 until December 31, 2028.

In December 2024, Pampa entered into agreements to extend the commitments under the contracts awarded in Rounds 1 and 3 of the Reinsurance Plan undertaken with CAMMESA and ENARSA, respectively.

The awards granted to the Company and the executed contracts represented a production commitment of 15.7 million m3/day for the winter periods and 13.8 million m3/day for the summer periods 2023-2024, implying, compared to 2022, a 44% growth in winter production, the period with the largest gas supply needs in the country. As from 2025, the commitment under the Reinsurance Plan remains at 13.8 million m3/day.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Finally, gas volumes under GasAr Plan - Round 5.2 were awarded pursuant to SE Resolution No. 799/23. The Company, jointly with all partners of the Aguaragüe Joint Venture, was awarded 400,000 m3/d of incremental volume to be sold to ENARSA for US$ 9.8 MBTU between October 2023 and December 2026 and US$ 6 MBTU between January 2027 and December 2028. The Company holds a 15% stake in this Joint Venture.

2.1.2.2 Accession to GasAr Plan’s payment cancellation scheme

On June 19, 2024, the Company opted into the payment cancellation scheme established in Note NO-2024-54277417- APN-SE#MEC for the cancellation of compensations under the GasAr Plan. Consequently, it accepted (i) the provisional payment for the periods due February and March 2024, in cash, and (ii) the provisional payment for the periods due up to and including January 2024, and the adjusted payment for the periods due up to and including November 2023, through the delivery of government securities (BONO USD 2038 L.A.). The Company received cash for $ 2,884 million (US$ 3.1 million) and Bonds for $ 4,534 million FV (US$ 4.8 million) and recorded a $ 1,763 million (US$ 1.9 million) impairment in the related receivables considering the quoted market value of the instruments maturing in 2038 received under the described cancellation methodology.

2.1.2.3 Natural gas for the residential segment and CNG

SE Resolutions No. 41/24, No. 93/24, No. 191/24, No. 232/24 and No. 284/24, SCEyM Resolution No. 18/24 and SE Resolutions No. 386/24 and No. 602/24 established the PIST price to be passed on to end users pursuant to the agreements entered into under the GasAr Plan for gas consumptions made as from the months of April, June and August through December 2024, respectively, and on the effective date of the tariff schemes published by ENARGAS.

It is worth highlighting that the PIST value updates increase the amount collectable by the Company directly from distributors, decreasing the price compensation payable by the Federal Government under the GasAr Plan.

2.1.2.4 Acquisition of Natural Gas for Generation

The power plant’s fuel supply is centralized in CAMMESA (except for generators with contracts under Energy Plus and under SE Resolution No. 287/17). Likewise, most gas supplies to CAMMESA are made under the GasAr Plan.

Complementarily, CAMMESA launched biweekly calls to GasAr Plan’s awardees that may offer surplus volumes, with a maximum price equivalent to that awarded in GasAr Plan’s first round.

During 2024, an average of 286 million m3/day at US$ 3.4 MBTU (168 million m3/day corresponding to the Neuquina Basin) were awarded in tenders for GasAr Plan’s awardees, and 87 million m3/day at US$ 2.4 MBTU (37 million m3/day of which correspond to the Neuquina Basin) under complementary calls.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.1.2.5 Natural Gas and Liquefied Natural Gas Exports

(i) Natural Gas

Current regulations establish a procedure to authorize natural gas exports delimiting four export zones: the Neuquina Basin and the Austral Basin, with summer quotas, and the Noroeste Basin and other zones, with no quota definition.

The distribution of firm summer quotas among producers is made considering (i) the share of the producer’s volume in the basin’s total volume, and (ii) the highest discount in the weighted-average price discount per volume against the basin’s incremental volume.

For the summer periods (January - April and October - December), an export quota of 9 million m3/d for the Neuquina Basin and 2 million m3/d for the Austral Basin was assigned, with a minimum price equal to the simple average of the Brent crude quotations for the first fifteen days of the month prior to delivery, multiplied by 7% and 5.5% for the 2024 and 2025 summer periods, respectively. The Company was assigned a volume of 606,529 m3/d and 977,963 m3/d for the 2024 and 2025 summer periods, respectively.

In addition, the SE established the export quotas for the winter period (May - September) for a total of 5.9 m3/d and 7 million m3/d for the 2024 and 2025 winter periods, respectively. In line with its participation in the GasAr Plan, the Company was assigned a volume of 610,989 m3/d and 694,236 m3/d for the 2024 and 2025 winter periods, respectively.

It is worth highlighting that, as of the date of issuance of these Consolidated Financial Statements, there is an 8% tax on natural gas exports.

(ii) Liquefied Natural Gas (LNG)

Law No. 27,742 (amending Law No. 24,076), establishes a special LNG export regime for entities producing, processing, refining, commercializing, storing and/or fractionating hydrocarbons and/or their derivatives, subject to non-objection by the SE within 120 business days.

The granted LNG export authorizations will be final regarding the LNG volumes authorized for a term of up to 30 years from the commissioning of the liquefaction plant (on land or floating) or its expansions.

2.1.3 Oil market

2.1.3.1 Crude oil price

As of December 31, 2024, there is no reference price for the sale of crude oil in the domestic market. However, considering pump prices for fuels, local refining companies have historically validated prices below the export parity. As with natural gas exports, there is an 8% export duty on crude oil.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.2 Generation

2.2.1 Generation units

Generation units are remunerated under: i) sales contracts with large users within the MAT (SE Resolutions No. 1,281/06 and No. 281/17); ii) supply agreements with CAMMESA (SE Resolutions No. 220/07, No. 21/16, No. 287/17 and Renovar Programs) and iii) sales to the spot market pursuant to WEM’s regulations (SE Resolution No. 387/24 in force in force at the end of the year and complementary resolutions). The Company’s generating units, held directly and through its subsidiaries and joint ventures, are detailed below:

In operation as of 12.31.2024:

Generator	Generating unit	Tecnology	Power	Applicable regime (1)

CTG	GUEMTG01	TG	100 MW	Energy Plus Res. No. 1,281/06
CTG	GUEMTV11	TV	≤100 MW	Resolution No. 387/24
CTG	GUEMTV12	TV	≤100 MW	Resolution No. 387/24
CTG	GUEMTV13	TV	>100 MW	Resolution No. 387/24
Piquirenda	PIQIDI 01-10	MCI	30 MW	Resolution No. 387/24
CPB	BBLATV29	TV	>100 MW	Resolution No. 387/24
CPB	BBLATV30	TV	>100 MW	Resolution No. 387/24
CT Ing. White	BBLMD01-06	MCI	100 MW	Resolution No. 21/16
CTLL	LDLATG01/TG02/TG03/TV01	CC	>150 MW	Resolution No. 59/23
CTLL	LDLATG04	TG	105 MW	Res. No. 220/07 (75%)
CTLL	LDLATG05	TG	105 MW	Resolution No. 21/16
CTLL	LDLMDI01	MCI	15 MW	Resolution No. 387/24
CTGEBA	GEBATG01/TG02/TV01	CC	>150 MW	Resolution No. 59/23
CTGEBA	GEBATG03	TG	169 MW	Energy Plus Res. No. 1,281/06
CTGEBA	GEBATG03/TG04/TV02	CC	400 MW	Resolution No. 287/17
Ecoenergía	CERITV01	TV	14 MW	Energy Plus Res. No. 1,281/06
CT Parque Pilar	PILBD01-06	MCI	100 MW	Resolution No. 21/16
CTB	EBARTG01 - TG02	TG	>50 MW	Resolution No. 59/23
CTB	EBARTV01	TV	279 MW	Resolution No. 220/07
HIDISA	AGUA DEL TORO	HI	HI – Media 120<P≤300	Resolution No. 387/24
HIDISA	EL TIGRE	HR	Renewable ≤ 50	Resolution No. 387/24
HIDISA	LOS REYUNOS	HB	HB – Media 120<P≤300	Resolution No. 387/24
HINISA	NIHUIL I - II - III	HI	HI – Small 50<P≤120	Resolution No. 387/24
HPPL	PPLEHI	HI	HI – Media 120<P≤300	Resolution No. 387/24
PEPE II	PAMEEO	Wind	53 MW	MATER Res. No. 281/17
PEPE III	BAHIEO	Wind	53 MW	MATER Res. No. 281/17
PEPE IV	PEP3EO - PE32EO	Wind	81 MW	MATER Res. No. 281/17
PE Arauco (PEPE V)	AR21EO	Wind	99.75 MW	Renovar
PEPE VI	PEP6EO	Wind	139.5 MW	MATER Res. No. 281/17

(1)	Surplus power capacity and energy are remunerated in the spot market.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.2.2 Sales contracts with large users within the MAT

2.2.2.1 Energy Plus

SE Resolution No. 1,281/06 set a specific regime for new generation installed by certain agents, authorizing the execution of Energy Plus contracts in the MAT at a price to be negotiated with the GU300 above the base demand (electricity consumption for the year 2005).

Under this regime, the Company —through its power plants CTG, EcoEnergía and CTGEBA— sells its energy and power capacity for a maximum amount of 283 MW with Energy Plus contracts mostly denominated in U.S. dollars, or adjusted by CAMMESA’s price variation instead.

In addition, the Company has power availability agreements in force with other Energy Plus generators whereby, in case of unavailability, it purchases or sells power to support the respective agreements.

It is worth highlighting that SE Resolution No. 21/25 introduces modifications limiting the validity of the Energy Plus regime (see Note 24).

2.2.2.2 Renewable Energy Term Market (“MATER” Regime)

SE Resolution No. 281/17 regulated the regime for large users and WEM distribution agents’ large demands (comprised within Section 9 of Law No. 27,191) to meet the obligation to supply their demand from renewable sources through individual purchases within the MATER, upon conditions to be agreed between the parties.

Under this provision, the Company, through its PEPE II, III and IV wind farms, sells energy for up to 187 MW, and in 2024 it added power capacity for 140 MW through PEPE VI (with 31 wind turbines commissioned between July and November 2024); furthermore, sales started for third-party generators’ renewable energy for an approximate volume of 1.14 MW. Surplus energy is sold in the spot market.

2.2.3 Supply Agreements with CAMMESA

2.2.3.1 SE Resolution No. 220/07

SE Resolution No. 220/07, authorized CAMMESA to enter into long-term agreements with WEM generating agents for the energy produced with new equipment and prices that remunerate the investments made by the agent at a rate of return to be accepted by the SE.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

Within the framework of this resolution, the Company has units remunerated under agreements for 79 MW and 280 MW, through CTLL thermal power plant and CTEB´s closed cycle, owned by CTB, respectively.

2.2.3.2 SE Resolution No. 21/16

SE Resolution No. 21/16 called for parties interested in offering new thermal power generation capacity with the commitment to making it available through the WEM for the 2016/2017 summer, 2017 winter, and 2017/2018 summer periods.

For the awarded projects, wholesale power purchase agreements were entered into with CAMMESA for a term of 10 years, with a remuneration made up of the available power capacity price plus the variable non-fuel cost for the delivered energy and the fuel cost (if appropriate), less penalties and fuel surpluses.

Pursuant to this resolution, the Company, through its CTLL, CTIW and CTPP power plants, has effective agreements with CAMMESA for the sale of energy and power capacity for a total 305 MW. Surplus power capacity is sold in the spot market.

2.2.3.3 SE Resolution No. 287/17

SE Resolution No. 287/17 launched the call for tenders for low specific consumption, cogeneration and CC closing projects on existing equipment, provided the new capacity does not increase electricity transmission needs or includes the necessary expansions at the tenderer’s cost.

Pursuant to this regulation, the Company, through its CTGEBA thermal power plant, has entered into a wholesale power purchase agreement with CAMMESA for the sale of energy and power capacity for a total 400 MW, for a term of 15 years.

2.2.3.4 Renovar Programs

In order to meet the objectives, set by Law No. 26,190 and Law No. 27,191 promoting the use of renewable sources of energy, the MEyM called for open rounds for the hiring of electric power from renewable sources (Renovar Programs). For the awarded projects, renewable electric power supply agreements were executed for the sale of an annual committed electric power block for a term of 20 years.

Under the Renovar programs, the Company, has a supply contract in place with CAMMESA for a total of 100 MW for the PE Arauco.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.2.4 Remuneration at the spot market

Spot generation is remunerated with tariffs in pesos that are updated through the issuance of different resolutions. For fiscal year 2024, SE Resolutions No. 9/24, No. 99/24, No. 193/24, No. 233/24 and No. 285/24, SCEyM Resolution No. 20/24 and SE Resolution No. 387/24 provided for 73.9%, 25%, 3%, 5%, 2.7%, 6% and 5% increases as from the February, June and August through December 2024 economic transactions, respectively.

Subsequently, SE Resolutions No. 603/24 and No. 27/25 provided for 4% increases as from the January and February 2025 economic transactions, respectively. Likewise, the maximum spot price in the WEM was updated to $ 12,469/MWh as from February 2025.

The applicable remuneration based on technology as of December 31, 2024 under SE Resolution No. 387/24 is detailed below.

2.2.4.1 Remuneration for Available Power Capacity

2.2.4.1.1 Thermal Power Generators

A minimum remuneration for power capacity based on technology and scale was established, and generating, co-generating and self-generating agents owning conventional thermal power plants were allowed to offer guaranteed availability commitments for the energy and power capacity generated by their units and not committed under sales contracts with large users within the MAT or supply agreements with CAMMESA.

Availability commitments are tendered for quarterly periods: a) summer (December through February); b) winter (June through August) and c) ‘other,’ (March through May, and September through November), the thermal generators’ remuneration for committed power capacity being proportional to their compliance.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

The minimum remuneration for generators with no availability commitments includes the following scales and prices:

Technology / Scale	($ / MW-month)
Large CC Capacity > 150 MW	1,659,023
Large TV Capacity > 100 MW	2,366,144
Small TV Capacity ≤ 100 MW	2,828,486
Large GT Capacity > 50 MW	1,930,992

The remuneration for guaranteed power capacity to generators with availability commitments is:

Period	($ / MW-month)
Summer – Winter	5,933,881
Fall - Spring	4,450,412

2.2.4.1.2 Hydroelectric Generators

Power capacity availability is determined independently of the reservoir level, the contributions made, or the expenses incurred. In the case of pumping hydroelectric power plants, the operation as turbine and pump is considered to calculate availability.

The base remuneration includes the following scales and prices:

Technology / Scale	($ / MW-month)
Medium HI Capacity > 120 ≤ 300 MW	2,175,761
Small HI Capacity > 50 ≤ 120 MW	2,991,666
Medium Pumped HI Capacity > 120 ≤ 300 MW	2,175,761
Renewable HI Capacity ≤ 50 MW	4,895,454

The payment for power capacity is determined by the actual capacity, hours of unavailability due to programmed and/or agreed maintenance are not computed for the calculation of the remuneration. However, to consider the incidence of such programmed maintenance works, a factor of 1.05 is applied over the power capacity payment.

In the case of hydroelectric power plants maintaining control structures on river courses and not having an associated power plant, a 1.20 factor is applied to the plant at the headwaters.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.2.4.2 Remuneration for generated and operated energy

The following remunerations were established:

Remuneration	Thermal Power Plants ($ / MWh)	Pumped Hydropower Plants ($ / MWh)	Non-conventional Source ($ / MWh)
Generated energy	Between 3,960 and 6,929	3,462	27,691
Operated energy	1,378	1,378	-

In the case of thermal generators, the remuneration for generated energy depends on the type of fuel. Furthermore, it is worth highlighting that if the dispatched unit operates outside its optimal dispatch, the remuneration for generated energy is recognized at 60% of the installed net capacity, irrespective of the energy delivered by the unit.

The remuneration for operated energy corresponds with the grid’s optimal dispatch; however, the current resolution does not indicate the consequence if this is not the case. Likewise, in the case of pumped hydropower plants, both the generated energy and that used for pumping are considered. Additionally, if it operates as a synchronous condenser, $ 986/MVAr is recognized in addition to the price for the energy operated.

Energy generated from non-conventional energy sources (including wind energy) has a remuneration equivalent to the integration of the hours of the month at a price of $ 29,951/MWh. This remuneration is reduced to 50% in the case of energy generated prior to the commercial commissioning by the Agency in Charge of Dispatch.

2.2.4.3 Additional remuneration

As from November 2022, a differentiated remuneration scheme was established for energy generated during peak hours, applicable to thermal and hydroelectric generators, with a value equivalent to twice the value of the current price of energy generated during peak hours (6:00 p.m. to 11:00 p.m.) every day of the months of December, January, February, June, July and August, and one time such value for the same hours of the months of March, April, May, September, October and November.

2.2.4.4 Remuneration for CC

SE Resolution No. 59/23 established a regime allowing for the execution of availability and efficiency improvement agreements with CAMMESA for the adhered CC owners.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

The agreements imply an availability commitment of 85% of the net power for a maximum term of 5 years, a US$ 2,000/MW-month remuneration for the power capacity made available, and the dollarization of the energy price based on the fuel used (US$ 3.5/MWh in the case of natural gas and US$ 6.1/MWh in the case of fuel oil and gas oil). Additionally, for generators with availability commitments in the spot market, it implies a 35% and 15% reduction in the remuneration to be received for the guaranteed power capacity for the summer-winter and autumn-spring periods, respectively.

The Company executed agreements with CAMMESA for its CTLL and GTGEBA power plants’ CC. Additionally, CTB executed an agreement with CAMMESA for its open cycle’s GT units. The mentioned agreements are effective from March 1, 2023 to February 29, 2028.

2.2.4.5 Additional, complementary and exceptional remuneration for thermal generation

Regarding power generation, SE Resolution No. 294/24 incorporated a scheme recognizing an additional, complementary and exceptional remuneration to promote thermal generation plants’ availability in critical months and hours, effective from December 2024 to March 2026. This additional remuneration may be extended by the SE’s Under-secretariat of Electric Power for an additional 12-month period subject to the presentation of a maintenance program for each generation unit.

The remuneration scheme implies (i) a US$ 2,000/MW-month remuneration for power capacity, adjusted by a criticality factor that considers the node where the generation unit is located, and by the unit’s actual availability in the most critical hours and a 50% of such remuneration for the power capacity exceeding the committed one; and (ii) a remuneration for the energy generated in the most critical days and hours, also adjusted by the criticality factor, ranging from US$ 3.4/MWh to US$ 10.5/MWh depending on the fuel and the generation technology used.

On its part, CAMMESA must implement an exceptional dispatch procedure allowing for the strategic use of the power generation units to reduce the risks of supply restrictions during peak consumption periods, including the possibility of reserving the dispatch of the remaining operating hours of units nearing the end of their useful life to leverage their use during the SADI’s peak demand times.

Under this regulation, the Company adhered to the call and formalized availability agreements for the energy of its thermal power plants CPB, CTG, Piquirenda, CTLL, CTGEBA and Ecoenergía not committed under other regimes.

2.2.4.6 Suspension of contracts within the MAT

As of December 31, 2024, the suspension of contracts within the MAT (excluding those derived from a differential remuneration scheme) remained in effect.

Subsequently, SE Resolution No. 21/25 introduced regulatory amendments (see Note 24).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.2.5 Fuel supply for thermal power plants

Pursuant to Ministry of Productive Development’s Resolution No. 12/19, the supply of fuels for power generation is centralized in CAMMESA (except for generators under the Energy Plus scheme or with contracts under SE Resolution No. 287/17).

Likewise, as a result of GasAr Plan’s implementation (see Note 2.1.2.1), SE Resolution No. 354/20 established a new dispatch order for generation units based on the fuel supplied for their operation according to a centralized dispatch scheme, and established that the electricity demand should bear, among others, the regulated transportation costs, the cost of natural gas and the corresponding take-or-pay obligations.

On its part, generating agents that maintained the possibility of contracting their fuel supply (i.e., agents under the Energy Plus program or with contracts under SE Resolution No. 287/17) could opt into CAMMESA’s unified dispatch through the operational assignment of the contracted gas and firm transportation volumes and the waiver to file claims regarding the application of SE Resolution No. 354/20, which impacts on the assigned priority order.

In the specific case of generators with wholesale power purchase agreements under SE Resolution No. 287/17, it was provided that they would have the option of canceling the self-supply obligation and the resulting recognition of its associated costs, having to maintain the respective transportation capacity for its management in the centralized dispatch.

The Company assigned the firm transportation and gas volumes committed to supplying Genelba Plus’ CC and Energy Plus contracts, setting certain guidelines for calculating fuel costs to support its Energy Plus contracts. In the case of the supply to Genelba Plus’ CC, the assignment will remain effective during the life of the GasAr Plan, and it may be revoked by the generator with a minimum advance notice of 30 business days. Within this framework, the parties agreed to enter into an addendum to the wholesale power purchase agreement to establish the modifications regarding this new supply scheme, which execution is pending as of the issuance of these Consolidated Financial Statements.

It is worth highlighting that SE Resolution No. 21/25 abrogates the above-mentioned dispatch scheme (see Note 24).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.2.6 Payment agreement with CAMMESA

On May 27, 2024, an agreement was entered into with CAMMESA instrumenting the exceptional, transitional and unique payment system established in SE Resolution No. 58/24 for the balance of WEM’s unpaid economic transactions. Thus, the December 2023 and January 2024 transactions were canceled through the delivery of government securities (BONO USD 2038 L.A.); whereas the February 2024 transaction was paid in cash with funds available in CAMMESA and transfers made by the Federal Government. In all cases, payments were made without recognizing interest. The Company received Bonds for $ 73,776 million FV (US$ 82.6 million) and $ 51,473 million in cash (US$ 57.8 million), and recorded a $ 46,485 million (US$ 53.5 million) impairment in CAMMESA’s receivables considering the received instrument’s market value and the non-recognition of interest under the described cancellation methodology.

2.3 Gas Transportation

2.3.1 TGS’s Tariff situation

PEN Executive Order No. 55/23 dated December 16, 2023 declared the emergency of the national energy sector until December 31, 2024, date which was postponed until July 9, 2025 under PEN Executive Order No. 1,023/24 dated November 19, 2024. Among other issues, it: (i) launches the Five-Year Tariff Review (“FTR”) process, (ii) establishes ENARGAS’ intervention as from January 1, 2024, and (iii) instructs the SE to issue the necessary rules and procedures to pass market prices for the natural gas transmission utility. PEN Executive Order No. 1,023/24 provides that tariff schemes resulting from the tariff review launched under PEN Executive Order 55/23 must not exceed July 9, 2025.

On March 26, 2024, TGS entered into the 2024 transitional agreement (“RTT24”) with ENARGAS, which established a transitional 675% update in natural gas transportation tariffs. This tariff increase entered into effect on April 3, 2024, following the publication of ENARGAS Resolution No. 112/24 in the BO. Under this Resolution, as from May 2024 and until the FTR process’ completion, tariffs would be adjusted monthly by a transitional update index.

However, on May 9, June 5 and July 1, 2024, ENARGAS informed the licensees of the natural gas transportation and distribution utility of the postponement of the above-mentioned monthly tariff adjustment for the months of May, June and July 2024, maintaining tariff schemes in force as from April 3, 2024. Furthermore, ENARGAS communicated the replacement of the tariff update index based on the expected inflation to be estimated by the Ministry of Economy.

Subsequently, effective as from August 1, September 2, October 1, November 4, December 4, 2024, January 1 and February 1, 2025, ENARGAS published new transitional tariff charts with 4%, 1%, 2.7%, 3.5%, 3%, 2.5% and 1.5% increases, respectively, over the current tariffs.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

It is worth highlighting that the operation of gas pipelines by TGS requires a high level of investments related to the service’s quality, safety and reliability. This is why it is important to determine the tariff for the public natural gas transportation service on the basis of an economic, prudent and efficient operation, allowing for deriving sufficient income to provide a sustainable, safe and reliable service.

Within the framework of the FTR process, on February 6, 2025 a public hearing was held to consider, among other issues, the FTR and the periodic update methodology for gas transportation and distribution tariffs. TGS presented, among others, its costs and investment plan for the five-year period 2025-2030, the capital base, a proposed WACC of 9.98% real after taxes, requested a tariff increase of 22.7% with respect to the rates in force as of January 2025, and presented alternative tariff adjustment methodologies (IPIM or formula). On the other side, the ENARGAS proposed the application of a 7.18% real after taxes WACC and a periodic tariff adjustment (50% CPI and 50% IPIM).

As of the date of issuance of these Consolidated Financial Statements, the resolution providing for the FTR’s conclusion, granting the corresponding tariff update and providing the framework for the development of the natural gas transportation activity over the 2025-2030 five-year period has not been issued.

2.3.2 License extension request

On September 8, 2023, TGS submitted a request to ENARGAS to initiate a license term extension proceeding, for the provision of the gas transportation service contemplating all the scopes of the license approved by Executive Order No. 2,458/92, as of the expiration that will operate on December 28, 2027.

On June 13, 2024, ENARGAS issued a technical and legal report indicating that TGS has amply complied with its obligations under the License. This report allows the ENARGAS comptroller, after the non-binding public hearing held on October 21, 2024, to issue its recommendation report to be submitted to the PEN, which in turn could issue the executive order granting the License’s 20-year extension within 120 working days.

As of the date of issuance of these Consolidated Financial Statements, the PEN executive order granting the extension is pending issuance, which is expected to be issued during the first half of 2025, after giving intervention to the different public bodies.

2.3.3 Regulatory framework of the segment of Production and Commercialization of Liquids

2.3.3.1 Domestic market

The production and commercialization of liquids segment is not subject to regulation by ENARGAS. However, over recent years, the Argentine Government enacted regulations which significantly impacted it.

LPG domestic sales prices are impacted by the provisions of Law No. 26,020 "Regime of the industry and commercialization of liquefied petroleum gas" and the Argentine Government through the public office in charge, that set forth LPG minimum volumes to be sold in the local market in order to guarantee domestic supply. In this context, TGS sells the production of propane and butane to fractionators at prices determined semiannually.

Decree No. 470/15, regulated by SE Resolution No. 49/15, created the “Household Plan” and sets a maximum reference price for the members of the commercialization chain in order to guarantee the supply to low-income residential users, by committing the LPG producers to supply at a fixed price with a quota assigned to each producer.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

TGS has filed various administrative and judicial claims challenging the general regulations of the program, as well as the administrative acts that determine the volumes of butane that must be sold in the domestic market, in order to safeguard its economic-financial situation and thus, preventing that this situation does not extend over time.

As from January 24, 2025, SE Resolution No. 15/25 eliminates the maximum sales price set for the products provided under the Household Plan (being the export parity price published by the SE under Law No. 26,020 the limit sale price). Moreover, although this resolution maintains LPG producers’ obligation to supply the domestic market, it eliminates the previously effective product supply contributions.

In addition, TGS is a party of the Propane Gas Supply Agreement for Induced Propane Gas Distribution Networks ("Propane for Networks Agreement") entered into with the Argentine Government and propane producers by which it undertakes to supply propane to induced propane gas distributors and sub- distributors through at a price lower than the market price. In compensation, TGS receives an economic compensation calculated as the difference between the sale price and the export parity determined by the SE.

As of December 31, 2024, the Argentine Government owes TGS $ 10,881 million under these items.

2.3.3.2 Foreign market

The rate applicable to the export duties for certain gas and oil derivatives, including the products produced and exported by TGS, is 8%.

During 2024, TGS participated in the Export Increase Program (see Note 2.6.4).

2.4 Transmission

2.4.1 Transener and Transba tariff situation

PEN Executive Order No. 55/23, dated December 16, 2023, declared the emergency in the national energy sector until December 31, 2024, date extended until July 9, 2025 by PEN Decree No. 1,023/24 of November 19, 2024. Among other issues, it is established (i) the launching of the tariff review process in accordance Article 43 of Law No. 24,065 for public electricity distribution and transmission companies under federal jurisdiction and (ii) that the entry into force of the resulting tariff schedules could not exceed July 9, 2025.

Through ENRE Resolutions No. 104/24 and No.105/24, hourly remuneration values effective as from February 19, 2024 (date of publication in the BO) were established, which represented an increase of 179.7% and 191.1% compared to the values in force since November 2023 for Transener S.A. and Transba S.A., respectively. Furthermore, the tariff update formula to be applied monthly as from May 2024 was determined.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

However, by instruction of the Ministry of Economy, on May 9, June 11 and July 2, 2024, the ENRE informed Transener S.A. and Transba S.A. of the suspension of the tariff update planned for the months of May, June and July 2024, and modified the update mechanism with a formula based on the inflation projected for the July-December 2024 semester. These measures were emphatically rejected by both companies due to the great impact on the income necessary to render the service, the uncertainty on the methodology and the lack of definition on the source of the involved indexes, and they requested the ENRE to take all the necessary measures to restore income.

Subsequently, effective as from August 1, September 1, October 1, November 1, December 1, 2024, and January 1 and February 1, 2025, the ENRE determined hourly remuneration values, establishing 6%, 6%, 2.7%, 6%, 5%, 4% and 4% increases over effective values for Transener S.A. and Transba S.A.

Moreover, on April 15, 2024, ENRE Resolution No. 223/24 approved the “Program for the tariff review of electric power transmission in 2024”, which set the criteria and methodology for the five-year tariff review process to be taken into consideration by transmission companies when submitting their tariff proposal applicable as from January 1, 2025. In this sense, the information on the capital base, historical costs, property, plant and equipment, status of easements and existing facilities was submitted to the ENRE in due time and form before May 17, 2024, whereas the projected information on costs, investments and required annual remuneration was sent to the ENRE on September 16, 2024.

On August 21, 2024, ENRE Resolution No. 554/24 set the high-voltage and main electricity distribution utility concessionaires’ return rate for the 2025-2029 period at 10.14% after taxes.

On October 3, 2024, ENRE Resolution No. 706/24 launched the procedure for determining the remuneration of independent transmission companies, to be applied as of January 1, 2025, including Transener S.A., as operator of the Fourth Line and the Choele Choel - Pto. Madryn Interconnection, and Transba S.A., for the Transportista Independiente de Buenos Aires (TIBA)’s facilities.

Subsequently, ENRE Resolutions No. 5/25 and No. 7/25 dated January 7, 2025 modified the schedule, contemplating the submission of the required annual remuneration before January 20, 2025 and the entry into effect of the resulting tariff schemes by April 1, 2025.

Besides, on January 10, 2025, ENRE Resolution No. 28/25 modified the high-voltage and main electricity distribution utility concessionaires’ return rate defined by ENRE Resolution No. 554/24 to 6.10% after taxes. Transener S.A. and Transba S.A. will file the corresponding appeal for reconsideration since the reasonable profitability requirement mandated by Law No. 24,065 is not complied with. In this sense, and according to the modified tariff review schedule, on January 20, 2025, Transener S.A. and Transba S.A. ratified their required tariffs, considering a 10.14% profitability rate.

Finally, on January 21 and 28, 2025, ENRE Resolutions No. 74/25 and No. 80/25 called for a Public Hearing on the tariff proposals submitted by Transmission Companies and Independent Transmission Companies, to be held on February 25 and 26, 2025, respectively.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.5 Regulations on access to the MLC

In 2020, BCRA introduced measures with the purpose of regulating inflows and outflows in the MLC to maintain the exchange rate stability and protect international reserves in view of the high degree of uncertainty and volatility in the exchange rate, including restrictions associated with transactions with stock market assets by companies and the disposal of liquid foreign assets.

All foreign currency demand transactions in the MLC require BCRA’s prior authorization, with certain exceptions, such as: (i) in case of an affidavit stating that all foreign currency holdings in the country are deposited in local financial entities and that there are no liquid foreign assets available for an amount greater than US$ 100,000; (ii) in case of deferred payment of certain imports of goods with customs entry registration; (iii) in case of payment of services rendered by non-residents; (iv) in case of an affidavit stating that, on the date of access to the MLC and in the previous 90 days, certain sale, exchange or securities transfer transactions were not entered into, with the commitment not to enter into such transactions during the 90 days following the request for access to the MLC.

In addition, the BCRA imposes, in certain circumstances, the obligation to enter and settle funds received abroad within 20 business days from collection or receipt.

It is worth highlighting that the detailed information does not list all possibly applicable exchange regulations; for more information on Argentina’s exchange rate policies, please visit the Central Bank’s website: www.bcra.gov.ar.

2.6 Tax regulations

2.6.1 Income tax

2.6.1.1 Income tax rate

Law No. 27,630, effective in Argentina for fiscal years beginning on or after January 1, 2021, established a tiered rate scheme of 25%, 30% and 35% and, if applicable, a flat tax depending on the level of annual net taxable income.

The income tax rates used at year-end in Argentina, Ecuador, Bolivia, Uruguay and Chile are 35%, 25%, 25%, 25% and 27%, respectively. A 3% surcharge on income tax will be added in Ecuador when the shareholder is an entity incorporated in a jurisdiction considered a tax haven under Ecuadorian law.

In Uruguay, effective January 1, 2023, the Income Tax on Economic Activities (IRAE) includes as Uruguayan-source income certain passive income obtained by entities making up multinational groups and considered non-qualified.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.6.1.2 Tax on dividends

Law No. 27,430 and modifications introduced by Law No. 27,541 and Law No. 27,630, established a 7% tax on dividends derived from earnings accrued during fiscal years beginning as from January 1, 2018, which be distributed by Argentine companies to individuals, undivided estates or beneficiaries residing abroad.

Dividends resulting from benefits gained until the fiscal year prior to that beginning on January 1, 2018, in Argentina, will remain subject to the 35% withholding on the amount exceeding the untaxed distributable retained earnings (equalization tax’ transition period) for all beneficiaries.

In Bolivia, payments of Bolivian-source income made to foreign beneficiaries are subject to a 12.5% withholding tax on the profits of the foreign beneficiary companies. In Ecuador, effective January 1, 2020, dividends distributed to foreign shareholders are subject to a 10% withholding tax.

In Chile, dividend payments to non-residents are subject to a 35% withholding tax.

In Uruguay, dividends distributed by IRAE taxpayers are taxed —until the concurrence of the net income taxed by IRAE—, at a general 7% rate, while the amount of a company’s taxable income that remains undistributed after 3 fiscal years is treated as a deemed distribution and is subject to the 7% dividend tax.

2.6.1.3 Tax inflation adjustment

Law No. 27,430 sets out the following rules for the application of the income tax inflation adjustment mechanism:

(i)	a cost adjustment for goods acquired or investments made during fiscal years beginning after January 1, 2018 taking into consideration the percentage variations in the CPI published by the INDEC; and
(ii)	the application of the adjustment provided for by Title VI of the Income Tax Law when variations in the above-mentioned index exceed 100% over the 36 months preceding the closing of the fiscal period to be settled.

Law No. 27,541 provided that, as regards the positive or negative fiscal inflation adjustment determined as a result of the application of the adjustment provided for by Title VI of the Income Tax Law corresponding to the first and second fiscal year starting as from January 1, 2019, one-sixth should be charged in that fiscal period and the remaining five sixths, in equal parts, in the five immediately following fiscal periods.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

On December 1, 2022, Law No. 27,701 was published in the BO, which established that taxpayers determining a positive inflation adjustment in the first and second fiscal year starting from January 1, 2022 (inclusive) may allocate one-third in that fiscal period and the remaining two-thirds, in equal parts, in the two immediately following fiscal periods. This computation only applies to subjects making investments in the purchase, construction, manufacture, production or final import of property, plant and equipment, except automobiles, during each of the two fiscal periods immediately following that in which the computation of the first third of the period in question exceeds or equals $ 30,000 million.

As of issuance of these Consolidated Financial Statements, this provision has not yet been regulated.

The Company and its subsidiaries determine and disclose the impact of the tax inflation adjustment for each of the fiscal periods in which it is applicable.

2.6.2 Value-added tax

A procedure is established for the reimbursement of tax credits originated in investments in property, plant and equipment which, after 6 months as from their assessment, have not been absorbed by tax debits generated by the activity.

2.6.3 Tax for an Inclusive and Caring Argentina (Impuesto Para una Argentina Inclusiva y Solidaria, “PAIS”) for import and foreign service procurement transactions

PEN Executive Order No. 377/23, dated July 24, 2023, extended the application of the PAIS tax to the acquisition of services abroad and import transactions for certain goods, exempting the following goods associated with the energy sector under SE Resolutions No. 671/23, 714/23, 824/23 and 955/23: (i) liquid fuels, natural gas and electricity;; (ii) goods destined for the construction and commissioning of the Perito Francisco Pascasio Moreno Gas Pipeline, the Northern gas pipeline reversal project and works making up the Gas Pipelines System Program; (iii) goods destined for power generation works with or without foreign financing for the payment of imports; (iv) goods for works and maintenance of renewable energy generation projects, including PEPE II through IV wind farms, PE Arauco and PEPE VI; and (v) maintenance and construction works at thermal and hydroelectric power plants, including the Company’s assets.

For non-exempted goods and services, AFIP Resolution No. 5,393/23, dated July 25, 2023, provided for an advance payment offsetable against the PAIS tax equivalent to 95% of the total final tax payable for certain goods and merchandise. This advance payment had to be paid by the importer when declaring the import’s intended use. The PAIS tax’s remaining 5% balance had to be paid when accessing the MLC to make the payment abroad, with the intervening bank acting as collection and settlement agent.

The application of the PAIS tax on the acquisition of services abroad and non-exempted import operations ceased to be in force as of December 23, 2024.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 2: (Continuation)

2.6.4 Export Increase Program

On October 3, 2023, SE Resolution No. 808/23 temporarily included the products sold by the Company, among other exports, under the Export Increase Program created by PEN Executive Order No. 576/22.

Consequently, a certain minimum percentage of the value of exports in foreign currency had to be entered and settled in the MLC, and the remaining percentage could be settled in pesos through the purchase of marketable securities for exports settled during the periods established by the regulations.

Finally, PEN Executive Order No. 28/23 established, as from December 13, 2023, the entry and settlement of at least 80% of the value of foreign currency exports.

2.6.5 Other regimes

Law No. 27,742 created the RIGI, which grants tax, customs and exchange benefits for projects involving investments in long-term assets according to a determined amount per productive sector (from US$ 200 million to US$ 600 million) or if the investments qualify as a long-term strategic export project (US$ 2 billion) aiming to encourage major domestic and foreign investments, promote the competitiveness of economic sectors, generate predictability and certainty conditions, increase goods and services exports, advance job creation and further the development of local production chains.

Additionally, Law No. 27,743, “Palliative and Relevant Tax Measures Act”, enacted on July 8, 2024, establishes an Exceptional Tax, Customs and Social Security Obligations Regularization Regime for obligations due as of March 31, 2024, establishing the reduction of compensatory interest depending on the time and form of adhesion, the total remission of fines and the discharge of criminal penalties that may apply to such obligations. It is worth highlighting that, during the third quarter of 2024, the Company paid $ 901 million, including items under discussion with tax authorities, within the framework of the above-mentioned regularization regime.

NOTE 3: BASIS OF PREPARATION

These Consolidated Financial Statements have been prepared in accordance with IFRS´ Accounting Standards issued by IASB, are expressed in million dollars and were approved for their issuance by the Board of Directors on March 5, 2025. Significant accounting policies adopted in the preparation of these Consolidated Financial Statements are described in Note 4, which have been consistently applied.

This consolidated financial information has been prepared under the historical cost convention, modified by the measurement of financial assets at fair value through profit or loss.

These accounting policies have been applied consistently by all Group companies. Additionally, certain non-significant reclassifications have been made to financial statements presented with comparative purposes to keep the consistency in the presentation with the amounts of the current year.

34

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 4: ACCOUNTING POLICIES

The main accounting policies used in the preparation of these Consolidated Financial Statements are explained below.

Pursuant to CNV General Resolution No. 972/23, the early application of IFRS´ Accounting Standards and/or their amendments is not allowed, unless specifically allowed at the time of adoption.

As of December 31, 2024, the Company has not opted for the early application of IFRS´ Accounting Standards and/or its amendments.

4.1 New accounting standards, amendments and interpretations issued by the IASB effective as of December 31, 2024 and adopted by the Company

The Company has applied the following standards and/or amendments for the first time as of January 1, 2024:

-	IAS 1 - “Presentation of financial statements” (amended in January 2020 and October 2022)
-	IFRS 16 - “Leases” (amended in September 2022)
-	IAS 7 - “Statement of Cash Flows” and IFRS 7 - “Financial Instruments - Disclosures” (amended in May 2023)

The application of the detailed standards and amendments did not have any impact on the results of the operations or the financial position of the Company.

4.2 New standards, amendments and interpretations issued by the IASB not yet effective and which have not been early adopted by the Company

As of December 31, 2024, the Company has not early applied the following standards and/or amendments:

-  IAS 21 - “Effects of Changes in Foreign Exchange Rates”: amended in August 2023. It incorporates the accounting treatment in case of lack of currency exchangeability, establishing the guidelines for estimating the exchange rate to reflect the rate at which each transaction would take place at the measurement date under the prevailing economic conditions. The amendments apply to fiscal years starting on or after January 1, 2025, allowing for early adoption. The Company estimates that its application will not impact the results of operations or the Company’s financial position; however, it continues to monitor the exchange rate environment.

-  IFRS 18 - “Presentation and Disclosures in Financial Statements”: issued in April 2024. It establishes new presentation and disclosure requirements aiming to ensure that financial statements provide relevant information faithfully representing an entity’s situation. The standard does not affect the recognition or measurement of financial statement items; however, it introduces new requirements for improved comparability among entities. Specifically, the following are worth mentioning: (i) the classification of revenues and expenses into operating, investing and financing categories; (ii) the incorporation of required subtotals; and (iii) the disclosure of performance measures defined by management. The standard is applicable retroactively to fiscal years and interim periods beginning on or after January 1, 2027, allowing for early adoption. The Company is currently analyzing the disclosure impact in the financial statements in relation to the application of the standard.

35

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

-  IFRS 19 - “Subsidiaries without Public Accountability: Disclosures”: issued in April 2024. It allows for reduced disclosures for entities without public accountability which are subsidiaries of an entity that prepares consolidated financial statements available for public use and comply with IFRS accounting standards. The standard is applicable for periods beginning on or after January 1, 2027, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

-  IFRS 9 and IFRS 7 - “Financial Instruments and Disclosures”: in May 2024, the application guidance for IFRS 9 is modified and disclosure requirements are incorporated into IFRS 7. In particular, it incorporates the option to consider the derecognition of a financial liability before its settlement in case of issuance of electronic payment instructions meeting certain requirements, and incorporates disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and instruments at amortized cost or fair value through other comprehensive income. The amendments apply to fiscal years beginning on or after January 1, 2026, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

-  IMPROVEMENTS TO IFRS - Volume 11: in July 2024, minor amendments are incorporated into IFRS 1, IFRS 7, IFRS 9, IFRS 10 and IAS 7. The amendments are applicable to fiscal years beginning on or after January 1, 2026, allowing for early adoption. The application of the amendments will not have an impact on the Company’s operating results or financial position.

-  IFRS 9 and IFRS 7 “Financial Instruments and Disclosures”: in December 2024, IFRS 9 is amended and disclosure requirements are incorporated into IFRS 7 concerning nature-dependent electricity purchase agreements. In particular, it allows for exemption from registration at fair value for entities that are net buyers of electricity during the contracts; and makes designation as a hedging instrument more flexible for contracts not meeting the requirements for the above-mentioned exemption. The amendments are applicable to fiscal years beginning on or after Friday, January 1, 2027, allowing for early adoption. The application of the standard will not have an impact on the Company’s results of operations or financial position.

4.3 Effects of changes in foreign exchange rates

4.3.1 Functional and presentation currency

The information included in these Consolidated Financial Statements is recorded in U.S. dollars, which is the Company’s functional currency, that is, the currency of the primary economic environment where the entity operates and, in accordance with the regulatory requirements, it is presented in pesos, legal currency in Argentina

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.3.2 Foreign-currency transactions and balances

Foreign currency transactions are translated into the functional currency at the exchange rates prevailing on each transaction date or valuation date, when items are remeasured. Foreign exchange gains and losses arising on the settlement of monetary items and on translating monetary items at the closing of the fiscal year using year-end exchange rate are recognised within the financial results in the statement of comprehensive income, with the exception of capitalized amounts.

4.3.3 Group entities’ translation into functional currency

The Company applies the step-by-step method of consolidation; consequently, the financial statements of entities with a functional currency different from the U.S. dollar are first translated into the Company’s functional currency and later into the presentation currency.

The results and financial position (assets and liabilities) of the Company, subsidiaries, joint businesses and associates with a U.S. dollar functional currency are translated into the presentation currency at the transactional and closing exchange rates, respectively, and the translation results are recognized in “Other comprehensive income”.

The results and financial position of subsidiaries, joint ventures and associates whose functional currency is the Argentine Peso, a currency of a hyperinflationary economy, are translated into the Company’s functional currency using the year-end exchange rate. The results generated by the application of the IAS 29 adjustment mechanism for hyperinflationary economies on the opening equity measured in functional currency are recognized under “Other comprehensive income”.

4.3.4 Presentation of Other comprehensive income within the Company’s equity

The Company is covered by CNV General Resolution No. 941/22, as it has previously adopted a specific accounting policy regarding the currency translation of financial statements. Therefore, and pursuant to such resolution, translation differences arising from reserved earnings and unallocated results are disclosed under the items originating them.

Similarly, the Company presents directly in the retained earnings account the results from the application of the IAS 29 adjustment mechanism on the opening retained earnings measured in functional currency, whereas the remainder is presented in a separate component of equity and accumulated until the disposal of the foreign operation in “Other comprehensive income”, in accordance with IAS 21.

As a result of the application of the described policy, the translation of the functional currency into a different presentation currency does not change the way in which the underlying items are measured, preserving the amounts, both retained earnings and equity holders, measured in the functional currency in which they are generated.

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.4 Consolidation and participation in companies

4.4.1 Subsidiaries

The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and ceases consolidation of entities from the date that control ceases.

The acquisition method of accounting is used to account for business combinations by the Group. Thus, identifiable assets acquired and liabilities and contingent liabilities assumed are recognized at their fair value at the acquisition date and the non-controlling interest at the proportional interest in the amounts of the identifiable net assets. The excess consideration transferred over the above-mentioned fair value is recognized as goodwill under Intangible Assets and the shortfall as gain on purchase in profit or loss for the period.

If the business combination is completed in stages, the carrying amount of the previous interest in the acquiree is measured at fair value at the acquisition date. Any gain or loss arising from such measurement is recognized in profit or loss.

Intercompany transactions, balances and unrealized gains and losses on transactions between Group entities are eliminated. Accounting policies of subsidiaries have been changed when necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated Statement of Comprehensive Income and Consolidated Statement of Changes in Equity respectively. The Company concluded that there are no significant minority shareholdings that require additional disclosures.

4.4.2 Joint operations

The Company recognizes its direct right to the assets, liabilities, incomes and expenses of joint operations and its share of any jointly held or incurred assets, liabilities, incomes and expenses.

4.4.3 Associates and joint businesses

Interests in associates and joint ventures are accounted for using the equity method, after initial recognition at cost. Under this method, investments are adjusted for post-acquisition changes to recognize the Group’s share of the profit or loss for the period and other comprehensive income of each investee.

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

At the time of acquisition, any difference between the cost of the investment and the Company’s share of the net fair value of the identifiable assets and liabilities in an associate or joint business is recorded as follows: (i) goodwill is included in the carrying amount of the investee and is not amortized; and (ii) any excess of the net fair value over cost is recorded as income for the determination of the Company’s share in the investee’s results.

Unrealized gains and losses on transactions between the Group and its associates and joint businesses are eliminated to the extent of the Group’s interest in these entities. Accounting policies of investees have been modified where necessary to ensure consistency with the accounting policies adopted by the Group.

The carrying amount of investments is reviewed for impairment following the policy described in Note 4.8.

4.5 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Executive committee.

The Executive Committee, is the highest decision-making authority, is the body responsible for allocating resources and setting the performance of the entity’s operating segments and has been identified as the body executing the Company’s strategic decisions.

In segmentation the Company considers transactions with third parties and intercompany operations, which are done on internal transfer pricing based on market prices for each product.

4.6 Property, plant and equipment

Property, Plant and Equipment is measured following the cost model. It is recognised at acquisition cost less depreciation a less any accumulated impairment.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

Works in progress are valued according to their degree of progress. The cost of work in progress whose construction will extend over time includes, if applicable, the computation of financial costs accrued on loans granted by third parties and other pre-production costs. Revenues and costs arising from the sale of elements obtained during the start-up process are charged to the profit and loss of the period.

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

Assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. (see Note 4.8).

Any gain or loss generated by the disposal of an asset is charged or credited to income for the period in which the asset is derecognized.

4.6.1 Oil and gas exploration assets

The Company uses the successful efforts method to account for operations related to oil and gas exploration and production activities. Under this method, the following are capitalized: i) the costs of acquiring properties in oil and gas production and exploration areas; ii) the costs of drilling and equipping exploratory wells that result in the discovery of economically exploitable reserves; iii) the costs of drilling and equipping development wells and; iv) the estimated future costs of abandonment and plugging of wells.

Exploration costs, excluding the costs of exploratory wells, are charged to income during the period in which they are incurred. The exploratory wells’ drilling costs are capitalized until it is determined whether there are proven reserves justifying their commercial development. If no such reserves are found, the drilling costs are charged to income. Occasionally, an exploratory well may determine the existence of reserves, but such reserves may not be classified as proved when drilling is completed, in which case, such costs continue to be capitalized to the extent that the well encounters sufficient reserves to justify its completion as a producing well and the company makes sufficient progress in the economic and operational evaluation of the project’s viability.

4.6.2 Depreciation methods and useful lives

The group depreciates productive wells, machinery and camps in the oil and gas production areas according to the units of production method, by applying the ratio of oil and gas produced to estimated proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost with recoverability periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Machinery and generation equipment (including any significant identifiable component) are depreciated under the unit of production method.

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

The group´s remaining items of property, plant and equipment (including any significant identifiable component) are depreciated by the straight-line method based on estimated useful lives, as detailed below:

Buildings:	50 years
Vehicles:	3 - 5 years
Furniture, fittings and communication equipment:	5 years
Computer equipment and software:	3 years
Tools:	10 years
Equipment and machinery:	10 - 30 years

The depreciation method is reviewed and, if appropriate, adjusted at the end of each year.

4.6.3 Asset retirement obligations and wind turbines decommissioning

Estimated future costs of asset retirement obligations on well abandonment in oil and gas areas and wind turbines decommissioning, discounted at a risk adjusted rate, are capitalized in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amounts payable is recognised. Changes in the measurement of asset retirement obligations that result from changes in the estimated timing, amount of the outflow of resources required to settle the obligation, or the discount rate, are added to, or deducted from, the cost of the related asset. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised immediately in profit or loss.

4.7 Intangible assets

4.7.1	Goodwill

Goodwill is the result of business combinations. (See Note 4.4.1) and do not depreciate.

For impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to each of the CGU or group of CGU that are expected to benefit from the synergies of the combination.

4.7.2	Concession arrangements

Corresponding to the Diamante and Nihuiles hydroelectric concessions, they are recorded at cost less amortization and any accumulated impairment losses. Amortization is calculated by the straight-line method according to the useful life, which corresponds to the term of each concession agreement.

41

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.7.3 Identified intangible assets in acquired investments

Corresponds to intangible assets identified in the moment of the acquisition of companies that meet the criteria established for capitalization less depreciation and less any accumulated impairment. They are amortized by the straight-line method according to the useful life of each asset.

4.7.4 Digital Assets

The Company accounts for digital assets (cryptocurrencies) as intangible assets with indefinite useful life, they are recognised at acquisition cost less any accumulated impairment.

4.8 Impairment of non-financial long-lived assets

Intangible assets that have an indefinite useful life and goodwill are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

The remaining non-financial long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows which are largely independent of the cash inflows from other assets or groups of assets (CGU).

Non-financial long-lived assets, other than goodwill, that have been impaired are reviewed for possible reversal of the impairment at the end of each reporting period.

4.9 Leases

In leases where the Company acts as a Lessor (Note 20.1), a right-of-use asset and a lease liability are recognized on the date on which the leased asset is available for use by the Company.

The lease liability at inception corresponds to the value of the unpaid lease payments discounted using the Company’s incremental borrowing rate. The finance cost is charged to income over the term of the lease to produce a constant periodic interest rate on the remaining liability balance for each period. The lease liability is included within “Trade and other payables”.

The right-of-use asset is measured at cost, which comprises the amount of the initial measurement of the lease liability considering advances net of incentives received, initial direct costs and estimated expenditures to dismantle or restore the underlying asset, if applicable. Right-of-use assets are depreciated using the straight-line method over the asset’s useful life or, if shorter, during the term of the lease.

The Company recognizes short-term lease payments (up to 12 months) and leases in which the underlying asset is a low-value asset (IT equipment and office supplies) as an expense using the straight-line method over the term of the lease.

42

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

Leases in which the Company, as a lessor, has transferred all risks and rewards incidental to ownership are classified as financial leases (Note 20.2.1). Financial leases are recognized at the beginning of the lease at the fair value of the leased property or, if lower, the present value of the minimum lease payments to be received. The corresponding lease rights, net of financial charges, are included in “Trade and other receivables”. Financial income is recognized as a profit over the term of the lease to produce a constant periodic interest rate on the remaining liability balance for each period.

Leases in which the Company, as a lessor, has retained a significant portion of the risks and rewards of ownership are classified as operating leases. Revenues from associated leases are recognized in income on a straight-line basis over the term of the lease (Note 20.2.2). The respective leased assets are included in the Consolidated Statement of Financial Position in view of their nature.

4.10 Financial instruments

Based on the entity’s business model for managing the financial assets and the contractual cash flow characteristics, the Group classifies its financial assets in the following categories:

(i)	Financial assets that are subsequently measured at fair value through profit or loss: they are initially recognized at fair value, transaction costs incurred are expensed and changes in fair value are recognized in “Financial results” in the statement of comprehensive income; and

(ii)	Financial assets that are subsequently measured at amortized cost: they are initially recognized at fair value plus costs directly attributable to the acquisition of instruments, and are subsequently measured at amortized cost using the effective interest rate method less any impairment loss.

Conventional purchases and sales of financial assets are recorded on the settlement date.

The Company subsequently measures all investments in equity instruments at fair value through profit or loss. Dividends from these investments are recognized in the income statement.

The company reclassifies financial assets when and only when it changes its business model for managing those financial assets.

Financial assets are derecognized when contractual rights to the cash flows from the assets have expired or been transferred, and the Company has substantially transferred all risks and rewards of asset ownership.

Financial liabilities are initially recognized at fair value less transaction costs incurred and are subsequently measured at amortized cost using the effective interest rate method.

43

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

If a debt contract is amended or swapped, the Company records the cancellation of the original liability, and recognizes a new financial liability if the new conditions are substantially different from the original ones. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

General and specific borrowing costs that are directly attributable to the acquisition, construction or assembly of an asset that necessarily requires a substantial or prolonged period to prepare for its intended use are capitalized during that period. The returns from the temporary investment of funds from specific borrowings pending disbursement in eligible assets are deducted from the borrowing costs for capitalization.

Any other borrowing costs are recorded in the income statement for the period in which they are incurred under “Financial results” in the statement of comprehensive income.

Financial liabilities are derecognized in the event of extinction, that is, when the obligation has been paid, canceled or has expired.

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts, and there is an intention to pay on a net basis, or to realize the asset and settle the liability simultaneously.

4.10.1 Impairment of financial assets

The Company assesses the expected credit losses related to its financial instruments at amortized cost.

The Company applies the simplified approach allowed by IFRS 9 to measure expected credit losses for trade receivables and other receivables with similar risk characteristics. For this purpose, receivables are grouped by business segment and based on shared credit risk characteristics and expected credit losses are determined based on rates calculated for different ranges of default days from the due date.

The expected loss rates are based on the sales collection profiles over a period of 24 months before the end of each year, considering historical credit losses experienced within this period that are adjusted, if applicable, to reflect forward-looking information that could affect the ability of customers to settle the receivables.

When applicable, provisions for impairment on tax credits have been recognised based on estimates on their uncollectibility within their statutory limitation period, taking into consideration the Company’s current business plans.

44

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.10.2 Derivative financial instruments and hedging accounts

Derivative financial instruments are recorded at their fair value, determined on the basis of the cash value to be collected or payable required to settle the instrument at the measurement date, net of advances collected or paid. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Company has not formally designated financial instruments as hedging instruments.

4.11 Inventories

This line item includes crude oil stock, raw materials, work in progress and finished products relating to Petrochemicals, Oil and Gas and Generation.

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average price method and includes expenditure incurred in purchases and production and other necessary costs to bring them to their existing location and condition. In case of manufactured products and production in process, the cost includes a portion of indirect production costs, excluding any idle capacity (slack). The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The Company has classified materials and spare parts into current and non-current, depending on the timing in which they are expected to be used for replacement or improvement on existing assets. The portion of materials and spare parts for maintenance or improvements on existing assets, is exposed under the heading “Property, plant and equipment”.

4.12 Non-current assets (or disposal group) held for sale and discontinued operations

Non-current assets are classified as held for sale if it is considered highly probable that their amount will be recovered through a sale transaction. They are measured at the lower of their carrying amount and fair value less costs to sell, except deferred tax assets, assets arising from employee benefits, financial assets and investment property that are carried at fair value and contractual rights from insurance contracts, which are specifically exempt from this requirement.

Non-current assets are not depreciated while they are classified as held for sale but interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognised.

Non-current assets or group of assets classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet. These assets and liabilities are not offset.

If it is a discontinued operation; a single amount is disclosed in the statement of comprehensive income, which shows results of discontinued operations, net of tax, including the result for the valuation at fair value less cost of sales or asset disposal costs, if applicable.

45

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.13 Cash and cash equivalents

Corresponds to cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. If any, bank overdrafts are shown within borrowings in current liabilities, and there are not disclosed under Cash and cash equivalents in the Consolidated Statement of Cash Flows since they are not part of the Company’s cash management.

4.14 Shareholder´s equity

Equity’s movements accounted for in accordance with the pertinent decisions of shareholders' meetings and legal or regulatory standards.

All equity accounts were restated in terms of the current measurement unit until the functional currency changeover date (January 1, 2019). The adjustment resulting from the restatement of the accounts Share capital and Treasury shares held until December 31, 2018 is disclosed in the Comprehensive share capital adjustment and Comprehensive treasury shares adjustment lines, respectively.

Share capital represents the capital issued, composed of the contributions that were committed and/or made by the shareholders and represented by shares that comprise outstanding shares at nominal value.

Share premium includes:

(i)	The portion of the collected price exceeding the face value of the shares issued by the Company, net of absorbed accumulated losses.
(ii)	The difference between the fair value of the consideration paid/collected and the accounting value of the equity interest in the subsidiary acquired/sold/diluted which does not represent a loss of control; and
(iii)	The difference between the proportional equity value registered before the merger of the subsidiary and the value resulting from applying to the subsidiary’s merged equity interest, the new ownership share resulting from the exchange relationship.

The legal reserve corresponds to 5%, calculated over the profit arising from the sum of the profit or loss for the year, adjustments to prior years, amounts carried forward from other comprehensive income to retained earnings, translation differences appropriated to retained earnings according to the policy described in Note 4.3.4, and retained losses from prior fiscal years, up to 20% of share capital plus the capital adjustment account balance and translation differences arising from such accounts. If the amount of this reserve is reduced for any reason whatsoever, dividends may not be distributed until such amount is restored considering the translation differences appropriated to the legal reserve as of the recomposition date.

46

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

The voluntary reserve corresponds to retained earnings as allocated by the Shareholders’ Meeting and the appropriate translation differences according to the policy described in Note 4.3.4.

Other reserves correspond to the result of transactions with non-controlling interests that do not result in a loss of control and reserves for stock compensation plans.

Retained earnings comprise the result for the year, the prior year’s retained and undistributed earnings, those transferred from other comprehensive income, prior years’ adjustments by application of IFRS’ accounting Standards and translation differences appropriated to retained earnings in accordance with the policy described in Note 4.3.4.

Other comprehensive income comprises translation differences other than those resulting from reserved earnings and unallocated results that are transferred to the items originating them pursuant to the policy described in Note 4.3.4, and actuarial gains and losses for defined benefit plans and their corresponding tax effects.

The distribution of dividends to the Company’s shareholders is recognized as a liability in the year in which the dividends are approved by the Shareholders’ Meeting. The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements.

4.15 Compensation plans

4.15.1 Compensations payable in cash:

Corresponds to compensation agreements – senior management: fixed compensation and annual, variable and contingent long-term compensation established based on the Company’s annual market value appreciation, with a payment cap calculated over the Company’s adjusted operating income. Any analogous compensation paid to senior managers is deducted from the compensation amount.

The reasonable value of the received services is measured through a share appreciation estimate using the Monte Carlo simulation model. The fair value of the amount payable is accrued and acknowledged as an expense, with the corresponding increase in liabilities. Liabilities are revalued on each balance sheet date. Any change in the fair value of liabilities is disclosed under profit or loss.

4.15.2 Compensations payable in shares

Corresponds to stock compensation plan by which certain officers and other key staff receive a certain number of the Company’s shares.

47

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

The number of shares for each eligible employee is calculated as from a percentage over the total annual remuneration, including the bonus, divided by the weighted average price, in pesos, of the Company’s share and ADR for the same period; with one-third vesting each year, which will be awarded together with the payroll for April of the year following the vesting date, with the requirement that the employment relationship continues at least until each vesting date. The fair value of the received services is measured at the fair value of the shares at the time of granting and is disclosed during the vesting period, together with the corresponding increase in equity.

4.16 Defined benefit plans

Defined benefit plans define an amount of pension benefit that an employee will receive on retirement, depending on one or more factors, such as age, years of service and compensation. In accordance with conditions established in each plan, the benefit may consist in a single payment, or in making complementary payments to those made by the pension system.

The defined benefit liability recognised in the financial statement balance sheet, at the end of the reporting period, is the present value of the defined benefit obligation net of the fair value of the plan assets, when applicable. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using future actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

Actuarial gains and losses from experience adjustments and changes in actuarial assumptions, are recognised in other comprehensive income (loss) in the period in which they arise and past service costs are recognised immediately in the statement of income (loss).

4.17 Provisions, contingent liabilities and contingent assets

Provisions are recognized when the Company has a present obligation as a result of a past event, an outflow of resources will probably be required to settle it, and a reliable estimate of the amount can be made. They are measured at the present value of the disbursements expected to settle the obligation, taking into account the best information available at the date of preparation of the financial statements, based on assumptions and methods considered appropriate and taking into consideration the opinion of the Company’s legal advisors. Estimates are reviewed and adjusted periodically as additional information is obtained by the Company. The increase in provisions generated by the passage of time is recognized within other financial results.

Contingent liabilities are possible obligations, arising from past events, which existence is subject to the occurrence of uncertain future events not wholly within the control of the Company; or present obligations for which settlement an outflow of resources is not likely to be required or which amount cannot be measured with sufficient reliability. They are not recognized, but information regarding the nature of material contingent liabilities is disclosed in the note.

Contingent liabilities for which the possibility of an eventual outflow of resources for settlement is remote are not disclosed, unless they involve guarantees.

48

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

Contingent assets are assets of a possible nature, arising from past events, which existence will be confirmed only by the occurrence or non-occurrence of uncertain future events, which are not entirely within the control of the Company. They are not recognized, but information regarding the nature of material contingent assets is disclosed in the note when the inflow of related economic benefits is deemed probable.

4.18 Revenue from contracts with customers

4.18.1 Oil and gas segment

The Company recognizes revenue from the sale of oil and gas to third parties or other segments when control of the product is transferred, that is, at the output of each area, when the oil and gas is delivered to the carrier and to the extent there is no unfulfilled obligation that may affect the acceptance of the product by the purchaser. Revenues from these sales are recognized based on the price per product specified in each contract, to the extent that it is highly probable that there will be no significant reversal.

Revenues are not adjusted for the effect of financing components as sales are made with an average term of 45 days, in line with market practice.

4.18.2 Generation segment

4.18.2.1 Revenues from the sale of energy to the spot market

The Company recognizes revenues for: i) monthly power capacity availability as the different plants are available to generate, ii) generated energy, operated energy and energy generated during peak hours, when the effective delivery of energy occurs, based on the price applicable according to each plant’s technology. Revenues are not adjusted for the effect of financing components as sales are made with an average term of 42 days, in line with market practice.

4.18.2.2 Revenues from contracts with CAMMESA

The Company recognizes revenues from supply contracts with CAMMESA for: i) monthly power capacity availability, if applicable, as the different plants are available to generate and ii) generated energy when the energy is actually delivered, based on the price established in each contract. Revenues are not adjusted for the effect of financing components as sales are made with an average term of 42 days, in line with market practice.

4.18.2.3 Revenues from contracts with the MAT

The Company recognizes revenues from the sale of energy plus and renewable energy upon actual delivery of the energy at the price established in each contract. Revenues are not adjusted for the effect of financing components as sales are made with an average term of 30 days, in line with market practice.

49

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.18.3 Petrochemical segment

The Company recognizes revenues from the sale of petrochemical products, whether in local or foreign markets, when the control of the product is transferred, that is, when the products are delivered to the client and there is no unfulfilled obligation that could affect the acceptance of the product by the client. The delivery, as established in each contract, is occurs:

(i)	when the products are dispatched and transported by and in charge of the client, or,
(ii)	when the products have been dispatched by the Company to a specific location, the obsolescence risks and loss have been transferred to the client, and the client has accepted the, or when the Company has objective evidence that all acceptance criteria have been met.

Revenues from these sales are recognised based on the price specified in each contract, to the extent that it is highly probable that a significant reversal will not occur. Revenues are not adjusted for the effect of financing components as sales are made with an average credit term not exceeding 40 days, which is consistent with market practice.

4.18.4 Holding, Transportation and Others segment

The Company recognizes revenues from contracts with customers in relation to advisory services to related companies as services are rendered based on the price established in each agreement. Revenues are not adjusted for the effect of financing components, as sales are made with an average credit term of 30 days, which is consistent with market practice.

4.19 Other Income

4.19.1 GasAr Plan

The Company recognizes price complement revenues under the GasAr Plan, with the actual delivery of the gas and based on the price established in the respective regulation, only to the extent that it is highly probable that no significant reversal will occur and that it is probable that the consideration will be received, that is, to the extent that the procedure defined by the Government is formally complied with.

These revenues fall within the scope of IAS 20 since they involve compensation as a consequence of the maintenance or increase in the committed production volume and are shown under the caption other operating income in the statement of comprehensive income. Furthermore, the associated fiscal costs are disclosed under other operating expenses in the consolidated statement of comprehensive income.

50

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

4.19.2 Interest

Interest income from financial assets at fair value through profit or loss is included into the result of changes in the fair value of those assets. Interest income from financial assets at amortized are recognised in the statement of income.

Interest income is calculated by using the effective interest rate to the gross carrying amount of a financial asset (without considering impairment provision), except for impaired financial assets, that is calculated by applying the effective interest rate to the carrying amount net of impairment provision.

Commercial interest corresponding to late payment surcharges in the cancellation of sales receivables is disclosed under Other operating income as it provides relevant information on the business’ operations and operating flows.

4.20 Income tax

The tax expenses for the year include current and deferred tax. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or directly in equity.

The current income tax charge is calculated on the basis of the tax laws. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognised, using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available and can be used against temporary differences.

Deferred income tax is provided on temporary differences from investments in subsidiaries, joint ventures and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred assets or liabilities are recognised on account of gains or losses from fiscal tax inflation which, pursuant to Law No. 27,541 and No 27,701, are deferred and accounted for in subsequent fiscal periods.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the recognised amounts and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

51

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 4: (Continuation)

Current and deferred tax assets and liabilities are stated at their nominal value.

Deferred tax assets and liabilities are measured using the tax rates expected to apply in the period when the asset is realized or the liability is settled.

Finally, receivables have been disclosed on account of the application of the minimum presumed income tax prior to its abrogation as from January 1, 2019, which are computable as an advance payment of income tax in any of the following ten years.

The Company’s management evaluates the recoverability of the recorded receivables at the closing of each fiscal year, and allowances are created as long as it is estimated that the computable amounts will not be recoverable within the statutory limitation period taking into consideration the Company’s current business plans.

NOTE 5: GROUP STRUCTURE

5.1 Corporate reorganization

On March 6, 2024 and April 29, 2024, the Boards of Directors and the Ordinary and Extraordinary General Shareholders’ Meetings of CISA, the Company and GASA approved the reorganization proceeding, under the terms of Section 82 and subsequent sections of the LGS and tax neutrality pursuant to Sections 80 and subsequent sections of the Income Tax Law (as amended 2019), for the spin-off of CISA’s equity and subsequent merger through absorption of a part of its spun-off equity into Pampa and the other part of its spun-off equity into GASA (“Reorganization Proceeding”).

The Reorganization Proceeding, effective January 1, 2024, entailed benefits for the involved companies and the entire economic group, since it allows for greater resource efficiency in financial information management and reduced costs on account of legal and tax advisory fees.

As of the date of issuance of these Consolidated Financial Statements, the Reorganization Proceeding has been approved by the CNV through Resolution RESFC-2024-22892-APN-DIR#CNV dated October 3, 2024 and is pending registration with the IGJ.

5.2      Acquisition of equity interests

5.2.1 Acquisition of additional stake in OCP and concession termination

The Company, through PEB, had an 34.08% equity stake in OCP, which in turn held the whole capital stock and voting rights of OCP SA, the licensee company of an oil pipeline in Ecuador with a transportation capacity of 450,000 barrels/day.

On January 16, 2024, the Company closed the transaction to acquire, through PEB, shares representing an additional 29.66% stake in OCP under the purchase and sale agreement entered into with Repsol OCP de Ecuador S.A. for a price of US$ 15 million. The closing of the transaction involved recognizing profits for US$ 5 million under IAS 28 and obtaining joint control in accordance with the shareholders' agreement.

52

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

Subsequently, on August 30, 2024, the transaction for the acquisition by the Company, through PEB, of the shares representing the remaining 36.26% stake in OCP was closed under the purchase and sale agreement entered into with PetroOriental OCP Holdings Ltd. for a price of US$ 22.9 million. The Company thus indirectly obtained control with a 100% stake in OCP’s capital stock and votes.

On the acquisition date, the Company determined the preliminary fair values of the assets acquired and liabilities assumed as of August 30, 2024 and recognized $26,160 million (or US$ 27.4 million) profits to reflect the fair value of the 63.74% former equity interest in OCP and $3,680 million (US$ 3.8 million) profits from the acquisition since the transaction consisted of a business combination carried out in stages under IFRS 3.

The acquisition contributed to the group revenues from sales for $ 38.594 million (US$ 39.4 million) and net earnings for $ 15,826 million (US$ 16.1 million) for the August 31 - December 31, 2024 period.

If the acquisition had taken place on January 1, 2024, consolidated revenues from sales and income for the fiscal year ended December 31, 2024 would have been $ 1,831,981 million (US$ 1,987.3 million) and $ 575,178 million (US$ 631.7 million), respectively. The pro forma information was calculated based on the Company and OCP’s results.

The Company paid $ 22,892 million (US$ 24 million) for the acquisition of the additional interest and added a $ 67,447 million (US$ 71 million) balance of cash and cash equivalents, which is disclosed in the Consolidated Statement of Cash Flows under “Payment for acquisitions of companies” and “Cash addition for purchase of subsidiary” within investment activities.

It is worth highlighting that, pursuant to the terms of the concession authorization agreement, OCP has provided an operational guarantee and an environmental guarantee for a total amount of US$ 100 million, including surety bonds made by the Company as shareholder for US$ 84 million, which are disclosed in the line Security deposits under Other receivables in the Consolidated Statement of Financial Position.

Besides, OCP declared dividends for US$ 13.3 million on January 18, 2024, and repurchased a total of 5,740,902,124 own shares on January 22, 2024, for a unit price of US$ 0.01. Consequently, on January 22, 2024, the Company, through PEB, collected dividends in the amount of US$ 8.5 million, and on January 29, 2024, it received US$ 36.6 million on account of the share repurchase.

After successive extensions of the concession term granted to OCPSA by the Ministry of Energy and Mines of Ecuador during 2024 —which extended the term first until July 31, 2024, then until August 19, 2024 and lastly until November 30, 2024—, finally, on October 25, 2024, OCPSA was notified by the Vice Minister of Hydrocarbons of Ecuador of the Authorization Agreement’s termination on November 30, 2024.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

Consequently, and pursuant to the authorization agreement, on November 30, 2024, OCP transferred the OCPSA’s shares to the Ecuadorian Government, also transferring all titles, rights and other interests on the oil pipeline, except for cash and cash equivalents for US$ 71 million, which were transferred to OCP prior to the termination date, and a receivable for US$ 4 million to be collected up to January 31, 2025 , which constitute excluded assets under the Authorization Agreement and the agreed procedures. As of the date of issuance of these Consolidated Financial Statements, the aforementioned receivable has not been collected.

During the month of February 2025, OCP received claims from the Ecuadorian Government for alleged compensable damages amounting to approximately US$ 50 million, which, according to the interpretation of OCP and its external legal advisors, are unfounded. In the event OCP and the Ecuadorian Government fail to reach a solution, the Authorization Agreement provides the dispute to be submitted to the jurisdiction and competence of ICSID to be resolved through arbitration. Finally, it should be noted that according to the interpretation of OCP and its advisors, there would be no legal basis for the guarantees to be executed.

5.3 Interest in subsidiaries, associates and joint ventures

5.3.1 Subsidiaries information

Unless otherwise indicated, the country of the registered office is also the principal place where the subsidiary develops its activities.

			12.31.2024	12.31.2023
Company	Country	Main activity	Direct and indirect participation %	Direct and indirect participation %
Autotrol Renovables S.A.	Argentina	Generation	100.00%	100.00%
CISA (1)	Argentina	Trader & investment	-	100.00%
Ecuador Pipeline Holdings Limited	Gran Cayman	Investment	100.00%	100.00%
EISA	Uruguay	Investment	100.00%	100.00%
Enecor S.A.	Argentina	Electricity transportation	70.00%	70.00%
Fideicomiso CIESA	Argentina	Investment	100.00%	100.00%
GASA	Argentina	Generation & Investment	100.00%	100.00%
HIDISA	Argentina	Generation	61.00%	61.00%
HINISA	Argentina	Generation	52.04%	52.04%
OCP (2)	Gran Cayman	Investment	100.00%	34.08%
Pampa Ecuador Inc	Nevis	Investment	100.00%	100.00%
PEB	Bolivia	Investment	100.00%	100.00%
PE Energía Ecuador LTD	Gran Cayman	Investment	100.00%	100.00%
PECSA	Chile	Trader	100.00%	100.00%
PESOSA	Argentina	Trader	100.00%	100.00%
Petrolera San Carlos S.A.	Venezuela	Oil	100.00%	100.00%
PB18	Ecuador	Oil	100.00%	100.00%
PISA	Uruguay	Investment	100.00%	100.00%
TGU (3)	Uruguay	Gas transportation	-	51.00%
VAR	Argentina	Generation	100.00%	100.00%
Vientos Solutions Argentina S.A.U.	Argentina	Advisory services	100.00%	100.00%

(1)	See Note 5.1.
(2)	See Note 5.2.1.
(3)	Liquidated company.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.3.2 Information about investments in associates and joint ventures

The following table presents the main activity and financial information used for valuation and percentages of participation in associates and joint ventures; unless otherwise indicated, the share capital consists of common shares, each granting the right to one vote:

		Information about the issuer
	Main activity	Date	Share capital	Profit (Loss) of the year	Equity	Direct and indirect participation %
Joint ventures
CIESA (1)	Investment	12.31.2024	639	188,486	1,139,206	50.00%
Citelec (2)	Investment	12.31.2024	556	36,941	326,168	50.00%
CTB	Generation	12.31.2024	8,558	(39,554)	473,811	50.00%

(1)	The Company holds a 50% interest in CIESA, a company that holds a 51% interest in TGS’s capital stock; therefore, the Company has a 25.50% interest in TGS.

As of December 31, 2024, TGS’s common shares and ADR traded on the BCBA and NYSE were listed at $ 7,020.00 and US$ 29.27, respectively, giving Pampa’s holding an approximate market value of $ 1,422,226 million.

(2)	The Company has a 50% interest in Citelec, a company that holds a 52.65% interest in Transener’s capital stock; therefore, the Company has a 26.33% indirect interest in Transener. As of December 31, 2024, Transener’s common share price listed at the BCBA was $ 2,750.00, conferring Pampa’s indirect holding an approximate market value of $ 321,916 million.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The details of the balances of investments in associates and joint ventures are as follows:

	12.31.2024	12.31.2023
Disclosed in non-current assets
Associates
OCP (1)	-	18,513
TGS	-	10,997
Other	13	18
Total associates	13	29,528
Joint ventures
CIESA	624,768	244,748
Citelec	163,084	66,466
CTB	236,904	202,236
Total joint ventures	1,024,756	513,450
Total associates and joint ventures	1,024,769	542,978

(1)	See Note 5.2.1.

The following tables show the breakdown of the share of profit from associates and joint ventures:

	12.31.2024	12.31.2023	12.31.2022
Associates
OCP (1)	-	3,116	(13)
Refinor	-	-	(1,328)
TGS	1,362	1,089	1,217
Total associates	1,362	4,205	(124)

Joint ventures
CIESA	91,796	4,831	7,852
Citelec	18,470	1,739	448
CTB	(19,777)	(6,234)	4,671
Greenwind	-	-	3,242
OCP (1)	53,719	-	-
Total joint ventures	144,208	336	16,213
Total associates and joint ventures	145,570	4,541	16,089

(1)	See Note 5.2.1.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The evolution of investments in associates and joint ventures is as follows:

	12.31.2024	12.31.2023	31.12.2022
At the beginning of the year	542,978	159,833	79,114
Dividends	(6,955)	-	(854)
Increase	35,517	481	62
Capital integration	12	-	-
Share repurchase	(30,135)	-	-
Sale of equity interests	(35,126)	(17,281)	(862)
Decrease due to obtained control	(73,227)	-	(2,756)
Profit from sale/purchase of companies´ interest	14,885	880	-
Share of profit	145,570	4,541	17,331
Impairment	-	-	(1,242)
Exchange differences on translation	431,250	394,524	69,040
At the end of the year	1,024,769	542,978	159,833

5.3.3 CTB

Impairment of non-financial assets

During the quarter ended June 30, 2024, CTB identified significant changes in the environment in which it operates and, consequently, has determined CTEB’s recoverable amount as of June 30, 2024.

The recoverability assessment resulted in the recognition of an impairment in CTB with a $ 65,010 million (US$ 71 million) impact on the Company’s share of profits from associates and joint ventures.

As of December 31, 2024, CTB has identified no indications that may impact the assumptions taken into consideration in the above-mentioned assessment.

5.3.4 Citelec- Transener

Impairment of non-financial assets

The projections used by Transener in the calculation of the recoverable amount of long-lived non-financial assets considered 3 weighted alternatives associated with: (i) the status of negotiations with the ENRE; (ii) the Right-of-Use and Associated Maintenance contract; (iii) Transener’s Management expectations on the transitional tariff increase to be granted until the conclusion of the new RTI; (iv) Transener’s expectations on the new RTI process timeliness and outcome; and (v) the impact of a cost monitoring scheme allowing for periodic updates to current tariffs.

As of December 31, 2024, the book value of Transener’s long-lived non-financial assets does not exceed their recoverable amount.

57

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.3.5 CIESA - TGS

Impairment of non-financial assets in TGS

In view of the 675% tariff updates granted by ENERGAS to TGS as from April 2024 with subsequent monthly increases and the FTR completion process (see Note 2.3), TGS re-estimated the cash flows used to determine the recoverable value (value in use) of the CGU related to the natural gas transportation segment.

The projections used in the calculation of the recoverable amount considered 3 weighted alternatives associated with: (i) the status of negotiations with the Argentine Government; (ii) the contractual rights resulting from the license; (iii) expectations on the transitional tariff increase to be granted until the conclusion of the new FTR; (iv) expectations on the result of the new FTR process; and (v) the impact of a cost monitoring scheme allowing for periodic updates to current tariffs.

As of December 31, 2024, TGS recorded an impairment reversal charge on property, plant and equipment as a result of the recoverability assessment, with a $ 10,104 million (US$ 9.8 million) impact on the Company’s share of profit from associates and joint ventures.

Issuance and cancellation of CB in TGS

On July 24, 2024 and under the Short- and Medium-Term Corporate Bonds Program for up to US$ 2,000 million approved by the CNV, TGS issued 2031 CB for US$ 490 million maturing on July 24, 2031 and accruing interest at an 8.50% rate, payable semiannually. The 2031 CB’s US$ 483.7 million net proceeds were used to make a purchase and cancellation tender offer for the 2018 CB.

As of the date of issuance of these Consolidated Financial Statements, TGS and its controlled companies are in compliance with the covenants established for their whole financial debt.

TransportAr Producción Nacional Pipelines System Program

SE Resolution No. 67/22 created the “TransportAr National Production” Pipelines System Program to execute the necessary works to expand the gas transportation capacity, including a list of gas pipelines to be executed to promote the development, production growth and supply of natural gas, among other objectives.

Subsequently, ENARSA was granted the transportation concession for the Perito Francisco Pascasio Moreno Gas Pipeline, under the terms of Law No. 17,319, over a 35-year term, as well as the power to call for tenders, contract, plan and execute the construction of the infrastructure works included in the program.

On June 5, 2023, TGS was awarded the operation and maintenance of section I of the gas pipeline, including its two compressor plants, for a 5-year term, extendable for up to 12 additional months.

58

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

In August 2023, transportation operations started at gas pipeline’s Tratayén - Salliqueló section, which crosses the provinces of Neuquén, Río Negro, La Pampa and Buenos Aires, with a 573 km extension and an initial transportation capacity of 11 million m3/day of gas produced at the Vaca Muerta field. As from August 2024, the transportation capacity of the Perito Francisco Pascasio Moreno Gas Pipeline - Tratayén - Salliqueló section was increased to 21 million m3/day with the commissioning of the second natural gas compression station located in Salliqueló.

On November 4, 2024, TGS’s Board of Directors incorporated Transportadora de Gas del Sur S.A. - Dedicated Branch 1 (“Dedicated Branch”), registered with the IGJ on December 2, 2024, to request accession to the RIGI.

The Dedicated Branch’s purpose will be the execution of a single project consisting of the expansion of the transportation capacity of the gas pipeline in its section I, on the Tratayén - Salliqueló route, consisting of the construction of 3 compressor plants, operation and maintenance of pipelines, facilities and plants, and the transportation and disposal of the natural gas transportation capacity resulting from the expansion project.

On December 2, 2024, PEN Executive Order No. 1,060/24 declared the private initiative presented by TGS of national public interest. The price of the transportation capacity resulting from the expansion and payable to the awardee will result from the open call for tenders. As of the date of issuance of these Consolidated Financial Statements, the Federal Government has not issued the call for tenders.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

5.4 Operations in oil and gas consortiums

5.4.1 General considerations

The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina are operated pursuant to concession production agreements with free hydrocarbons availability.

For the computable crude oil and natural gas in Argentina production, according to Law No.17,319, are paid royalties equivalent to 12% of the wellhead price of crude oil and natural gas. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties. This rate may increase from 3% to 4% depending on the producing jurisdiction and market value of the product.

5.4.2 Oil and gas participation details

As of December 31, 2024, the Company and its associates are part of the joint operations and consortia for the exploration and production of oil and gas as indicated below:

		Participation		Duration up to
Name	Location	Direct	Operator

Argentine production
Río Neuquén	Río Negro and Neuquén	31.42% and 33.07%	YPF	2027/2051
Sierra Chata	Neuquén	45.55%	PAMPA	2053
El Mangrullo	Neuquén	100.00%	PAMPA	2053
La Tapera - Puesto Quiroga	Chubut	35.67%	Tecpetrol	2027
El Tordillo	Chubut	35.67%	Tecpetrol	2027
Aguaragüe	Salta	15.00%	Tecpetrol	2037
Río Limay este (Ex Senillosa) (1)	Neuquén	85.00%	PAMPA	2040
Rincón de Aranda	Neuquén	100.00%	PAMPA	2058
Veta Escondida	Neuquén	55.00%	PAMPA	2027
Rincón del Mangrullo	Neuquén	50.00%	YPF	2052
Los Blancos (ex Chirete) (2)	Salta	50.00%	High Luck Group Limited	2045

Argentine exploration
Parva Negra Este	Neuquén	85.00%	PAMPA	2025
Las Tacanas Norte	Neuquén	90.00%	PAMPA	2027

(1)	In February 2024, the execution of the environmental remediation plan approved by the Under-secretariat of Environment of the Province of Neuquén was completed, a necessary step to relinquish the block.
(2)	Operator in the process of removal (see Note 15.6).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

The assets and liabilities as of December 31, 2024 and 2023 and the production cost for the years ended December 31, 2024, 2023 and 2022 of Joint Operations and Consortiums in which the Company has interests are detailed below:

	12.31.2024	12.31.2023

Non-current assets	155,862	90,360
Current assets	13,437	5,587
Total assets	169,299	95,947

Non-current Liabilities	53,284	13,371
Current Liabilities	26,471	23,084
Total liabilities	79,755	36,455

	12.31.2024	12.31.2023	12.31.2022
Production cost	90,312	27,672	11,125

It is worth highlighting that the information presented does not include charges recorded by the Company as a member of the Joint Operations and Consortiums.

Assignment of mixed companies in Venezuela

On May 6, 2022, the Company transferred to Integra Petróleo y Gas S.A. (the “Assignee”) all the rights and obligations of the Company for its direct and indirect interest in the capital of the following mixed companies in the Bolivarian Republic of Venezuela: Petroritupano S.A., Petroven-Bras S.A., Petrowayú S.A. and Petrokariña S.A. (the “Mixed Companies”) that exploit four hydrocarbon production areas in that country: Oritupano Leona, La Concepción, Acema and Mata (the “Areas”). As consideration for the assignment, the Assignee will pay to the Company 50% of any payment it obtains, whether monetary or in kind (including, without limitation, an indemnity, compensation, reparation or similar) related to the direct or indirect interest in the Mixed Companies and the Areas. This transaction is subject to the change of control approval by the Minister of Popular Power of Petroleum of the Bolivarian Republic of Venezuela.

As of the date of issuance of these Consolidated Financial Statements, the Company considers contingent the collection right associated with the assignment, in terms of IAS 37, taking into consideration that it is subject to the change of control approval and subsequent collection of payments by the Assignee.

Relinquishment of the Borde del Limay and Los Vértices block to the province

On October 2, 2024, the Borde del Limay and Los Vértices blocks were relinquished to the province.

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 5: (Continuation)

Assignment of interest in the Gobernador Ayala block

On September 13, 2024, following an offer received from a third party, Pluspetrol S.A. (operator) expressed its decision to exercise its preferential right under the joint operation agreement and acquire the Company’s undivided 22.51% interest in the rights and obligations of the hydrocarbon exploitation concession and the joint operating agreement on the Gobernador Ayala block.

On October 21, 2024, the transaction was closed for a US$ 23 million base price, including an initial payment of US$ 9 million in cash and 4 installments payable semi-annually for the remaining balance. In addition, the Company recognized a profit of $ 10,696 million (or US$ 10.8 million) to reflect the result of the transaction disclosed under “Other income” in the line “Results for property, plant and equipment sale”.

5.5 Exploratory well costs

The following table provides the year end balances and activity for exploratory well costs, during the years ended December 31, 2024, 2023 and 2022:

	12.31.2024	12.31.2023	12.31.2022

At the beginning of the year	25,949	6,432	4,278
Increases	5,430	1,046	256
Decrease due to sale	(271)	-	-
Transferred to development	-	-	(1,264)
Derecognition of unproductive wells	(20,330)	(1,702)	-
Traslation differences	7,311	20,173	3,162
At the end of the year	18,089	25,949	6,432

Number of wells at the end of the year	4	4	7

NOTE 6: RISKS

6.1 Critical accounting estimates and judgments

The preparation of financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, income and expenses.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

The applied estimates and accounting judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these Consolidated Financial Statements. The estimates which have a significant risk of producing adjustments on the amounts of the assets and liabilities during the following year are detailed below:

6.1.1 Impairment of non-financial long-lived assets

Non-financial long-lived assets, including identifiable intangible assets and right-of-use assets, are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (CGU). For this purpose, each assets group with independent cash flows, each subsidiary, associate and each jointly controlled company has been considered a single CGU, as all of their assets jointly contribute to the generation of cash inflows, which are derived from a single service or product; thus cash inflows cannot be attributed to individual assets.

The value in use of each CGU is estimated on the basis of the present value of future net cash flows expected to be derived on the CGU. Management uses approved budgets up to one year as the base for cash flow projections that are later extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration the appropriate discount rates. The discount rates used to discount future net cash flows is the WACC, for each CGU a specific WACC was determined which considered the business segment and the country conditions where the operations are performed. In order to calculate the fair value less the costs of disposal, the Company Management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, less the necessary costs to carry out the sale of the corresponding CGU.

The Company Management is required to make judgments at the moment of the future cash flow estimation. The actual cash flows and the values may differ significantly from the expected future cash flows and the related values obtained through discount techniques.

6.1.2 Current and deferred Income tax

The Company’s Management periodically evaluates tax treatments affecting the determination of taxable profit regarding uncertain tax treatment under tax law considering the acceptability of a particular tax treatment by the relevant taxation authority, and, if applicable, recognizes tax provisions to reflect the effect of the uncertainty for each tax treatment based on the amount estimated to be paid to the tax authorities.

If the final tax resolution regarding uncertain tax treatments differs from recognised figures, such differences will have an effect on income tax and deferred income tax at the year of such determination.

Deferred tax asset is reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow and for the total or partial recovery of these assets. In assessing the recoverability of deferred tax assets, Management considers if it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

The generation of future taxable profits may differ from these estimated affecting the deductibility of deferred tax assets.

6.1.3 Provision for contingencies

Liabilities related to claims, lawsuits and other legal proceedings arising from the Company’s activities cannot be estimated with certainty. The Company analyzes the status of each contingency and assesses the potential financial exposure, applying the criteria indicated in Note 4.17; to such effect, it prepares estimates mainly with the assistance of legal counsel, based on the information available to Management at the date of preparation of the Consolidated Financial Statements, and taking into account the litigation and resolution/settlement strategies.

The final resolutions of the litigation could differ from Management's estimates, generating current provisions to be inadequate, which could have a material adverse effect on the statement of financial position, comprehensive income, changes in equity and cash flows.

6.1.4 Asset retirement obligations and decommissioning of wind turbines

Asset retirement obligations in oil and gas areas after completion of operations require the Company’s Management to estimate the number of wells, long-term well abandonment costs and the time remaining until abandonment.

In the same way, the obligations related to the decommissioning of wind turbines in wind farms require the Company’s Management to estimate long-term dismantling costs and the time remaining until the dismantling.

Technology, costs and political, environmental and safety considerations constantly change and may result in differences between actual future costs and estimates.

Asset retirement obligations’ and the decommissioning of wind turbines’ estimates are adjusted at least once a year or more frequently if there are changes in the assumptions considered in the assessment.

6.1.5 Impairment of financial assets and other credits

The Group is exposed to losses for uncollectible receivables. The Company Management estimates the final collectability of the accounts receivable.

The accounting of expected credit losses for trade receivables and other receivables with similar risk characteristics is based on the Company's best estimate of the default risk and the calculation of the expected credit losses rates, based on historical information of the behavior of the Company's clients, current market conditions and forward-looking estimates at the end of each reporting period.

In order to estimate collections related to the sale of gas and energy in the spot market and revenues associated with natural gas production promotion plans, the Company mainly considers CAMMESA’s and federal government’s capacity to meet its payment obligations to generators and producers, including the resolutions issued by the SE, which allow the Company to collect its receivables through different mechanisms.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

Future adjustments to the allowance may be necessary if future real economic conditions differ substantially from the assumptions used in the assessment for each year.

6.1.6 Actuarial assumptions in defined benefit plans

Commitments with defined benefit plans to employees are recognised as liabilities in the statement of financial position based on actuarial estimates revised annually by an independent actuary, using the projected unit credit method.

The present value of defined benefit pension plan depends on multiple factors that are determined according to actuarial estimates, net of the fair value of the plan assets, when applicable. For this purpose, certain assumptions are used including the discount rate and wage growth rate assumptions. It may be necessary to make adjustments in the future if future real economic conditions materially differ from the assumptions used in the valuation of each year.

6.1.7 Oil and gas reserves

Reserves include oil and gas volumes (in m3 of oil equivalent) that are economically producible, in the areas where the Company operates or has a direct or indirect interest and over which the Company has exploration and exploitation rights.

There are numerous uncertainties in estimating proved and unproved reserves, future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty.

Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof.

The Company’s estimates of oil and gas reserves have been developed by the Company’s internal specialists, specifically petroleum engineers, and audited by independent specialists engaged by Company.

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of properties, plant and equipment used in oil and gas areas, as well as assessing the recoverability of these assets and including, when applicable, goodwill allocated to the oil and gas segment (see Notes 4.6 to 4.8).

6.1.8 Fair value of financial assets that are not traded in active markets

The fair value of financial instruments that are not traded in active markets is determined using valuation techniques. These valuation techniques consider estimates based on information available to the Management at Consolidated Financial Statements date, for those significant variables that cannot be observed in the market, including the discount rate, among others.

Future adjustments may be necessary if future real economic conditions differ substantially from the assumptions used in the valuation for each period.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

6.1.9 Business Combinations

The acquisition method involves the measurement at fair value of the identifiable assets acquired and the liabilities assumed in the business combination at the acquisition date.

For the purpose to determine the fair value of identifiable assets, the Company uses the valuation approach considered the most representative for each asset. These include: i) the income approach, through indirect cash flows (net present value of expected future cash flows) or through the multi-period excess earnings method, ii) the cost approach (replacement value of the good adjusted for loss due to physical deterioration, functional and economic obsolescence) and iii) the market approach through comparable transactions method.

Likewise, in order to determine the fair value of liabilities assumed, the Company’s Management considers the probability of cash outflows that will be required for each contingency, and elaborates the estimates with assistance of legal advisors, based on the information available and taking into account the strategy of litigation and resolution / liquidation.

Management critical judgment is required in selecting the approach to be used and estimating future cash flows. Actual cash flows and values may differ significantly from the expected future cash flows and related values obtained through the mentioned valuation techniques.

6.2 Financial risk management

6.2.1 Financial Risk Factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

Financial risk management is encompassed within the Company’s global policies, there is an integrated risk management methodology, where the focus is not placed on the individual risks of the business units’ operations, but there is rather a wider perspective focused on monitoring risks affecting the whole portfolio. The Company’s risk management strategy seeks to achieve a balance between profitability targets and risk exposure levels. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each fiscal year. The Company uses derivative instruments to hedge certain risks when it deems it necessary according to its risk management internal policies.

Financial risk management is controlled by the Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company’s activities, and have been applied consistently during the periods included in these Consolidated Financial Statements. This section includes a description of the main risks and uncertainties which may adversely affect the Company’s strategy, performance, operational results and financial position.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

6.2.1.1 Market risks

6.2.1.1.1 Foreign exchange risk

The Company’s results of operations and financial position are exposed to changes in the exchange rate between the Company’s functional currency, which is the U.S. dollar and other currencies, primarily with respect to the Argentine peso (which is the legal currency in Argentina). In some cases, the Company may use derivative financial instruments to mitigate the associated exchange rate risk.

In fiscal year 2024, the U.S. dollar recorded an approximate 27.7 % increase against the Argentine peso, from $ 808.45 in December 2023 to $ 1,032 in December 2024, and the Company recorded net foreign exchange loss in the amount of $ 7,601 million as of December 31, 2024. Taking into account the net passive financial position in Argentine pesos as of December 31, 2024, the Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of U.S. dollar as compared to the Argentine peso would generate in absolute values an increase (decrease) of $ 10,221 million in the fiscal year’s income, before income tax.

The Group´s exposure to other foreign currency movements is not material.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

6.2.1.1.2 Price risk

The Company’s investments in financial assets classified as “at fair value through profit or loss” are sensitive to the risk of changes in the market prices resulting from uncertainties as to the future value of such financial assets.

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each market price would generate the following increase/(decrease) in the fiscal year’s income, before income tax in relation to financial assets at fair value through profit and loss detailed in Note 12.2 to these Consolidated Financial Statements:

	Increase/Decrease of the result for the year
Financial assets	12.31.2024	12.31.2023
Shares	6,580	9,918
Corporate bonds	11,395	6,413
Government securities	71,432	31,396
Mutual funds	1,169	265
Variation of the result for the year	90,576	47,992

6.2.1.1.3 Cash flow and fair value interest rate risk

The management of the interest rate risk seeks to reduce financial costs and limit the Company’s exposure to interest rate increases; to this effect, the Company evaluates: (i) different liquidity sources available in the financial and capital markets, both local and international; (ii) different interest rate, currency and maturity alternatives available to companies in the industry with a risk similar to the Company's; and (iii) availability, access and cost of interest rate hedging agreements.

Indebtedness at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates.

As of December 31, 2024, 2% of the indebtedness was subject to variable interest rates. Furthermore, 54% of the Company’s debt accruing variable interest rates is denominated in U.S. dollars, mainly at SOFR rate plus an applicable spread.

The Company is not exposed to a significant risk of increases in variable interest rates, since 98% of its financial debt is at a fixed rate and given current market conditions; the Company considers the risk of a significant drop in interest rates to be low, and therefore does not perceive a substantial risk in its fixed rate indebtedness.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

The following table shows the breakdown of the Company’s borrowings classified by interest rate and the currency in which they are denominated:

	12.31.2024	12.31.2023
Fixed interest rate:
Argentine pesos	-	26,140
U.S. dollar	1,990,949	978,404
Yuan R. China	-	4,260
Subtotal loans obtained at a fixed interest rate	1,990,949	1,008,804

Floating interest rate:
Argentine pesos	17,131	24,244
U.S. dollar	20,317	33,262
Subtotal loans obtained at a floating interest rate	37,448	57,506

Non interest accrued:
Argentine pesos	463	9,092
U.S. dollar	116,153	95,009
Yuan R. China	-	128
Subtotal loans no interest accrued	116,616	104,229
Total borrowings	2,145,013	1,170,539

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/decrease in variable interest rates would generate the following (decrease)/increase in the 2024 fiscal year's income, before income tax, of $ 639 million.

6.2.1.2 Credit risk

The credit risk represents the exposure to possible losses resulting from the breach by commercial or financial counterparties of their obligations taken on with the Company. This risk stems mainly from economic and financial factors or a possible counterparty default.

In the ordinary course of its business, the Company grants credit to a large customer base, mainly different sectors of industry, including petrochemical companies, natural gas distributors and large electricity users, among others. For this purpose and in accordance with its credit policies, it establishes individual credit limits based on internal or external ratings, approved by the Finance Department, and permanently performs credit assessments on its customers’ financial capacity to minimize the potential risk of uncollectibility losses.

As of December 31, 2024, the Company’s trade receivables totaled $ 297,711 million and is almost entirely classified as current. With the exception of CAMMESA, which represents approximately 37% of such trade receivables, the Company does not have a significant credit risk concentration, as this exposure is distributed among a large number of customers and other counterparties.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

The impossibility by CAMMESA to pay these receivables may have a substantially adverse effect on cash income and, consequently, on the result of operations and financial situation which, in turn, may adversely affect the Company’s repayment capacity.

The credit risk of liquid funds and other financial investments is limited since the counterparties are high credit quality banking institutions. If there are no independent risk ratings, the Financial Department evaluates the customer’s creditworthiness, based on past experiences and other factors.

The Company applies the simplified approach of IFRS 9 to measure the expected credit losses of trade receivables and other receivables in accordance with the policy described in Note 4.10.

The expected credit loss on trade receivables and financial assets as of December 31, 2024, 2023 and 2022 amounts to $ 1,590 million, $ 373 million and $ 254 million, respectively and was determined based on credit loss rates calculated for days past due detailed below:

12.31.2024	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Oil and Gas	0.01%	0.04%	0.34%	6.25%	19.99%	27.11%	28.79%	37.16%
Generation	0.09%	0.55%	3.70%	8.92%	12.26%	14.78%	16.40%	21.41%
Petrochemicals	0.01%	0.11%	9.50%	17.12%	24.00%	24.24%	24.93%	25.46%
Holding, Transportation and others	0.24%	3.37%	4.49%	12.45%	12.45%	16.67%	16.67%	16.67%

12.31.2023	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Oil and Gas	0.06%	0.30%	2.19%	3.83%	5.06%	10.14%	10.14%	10.21%
Generation	0.32%	1.26%	8.33%	16.63%	20.72%	23.46%	27.00%	28.96%
Petrochemicals	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	28.96%
Holding, Transportation and others	0.18%	1.04%	8.44%	9.09%	9.09%	9.09%	9.09%	9.09%

12.31.2022	Undue	30 days	60 days	90 days	120 days	150 days	180 days	+ 180 days
Oil and Gas	0.18%	0.48%	13.24%	31.50%	32.01%	32.09%	32.31%	32.38%
Generation	0.08%	0.26%	2.54%	7.11%	14.37%	21.39%	27.22%	33.01%
Petrochemicals	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Holding, Transportation and others	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Finally, although cash, cash equivalents and financial assets are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

Allowance of impairment of financial assets and other credits evolution as of December 31, 2024, 2023 and 2022, is detailed in Note 12.3.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the Consolidated Financial Statements. On the basis of the change in an assumption, while holding all other assumptions constant, a 5% increase/(decrease) in the estimated trade receivables’ uncollectibility rate would result in $ 42 million (decrease)/increase in fiscal year’s results, before income tax.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

6.2.1.3 Liquidity risk

The liquidity risk is associated with the Company’s capacity to finance its commitments and conduct its business plans with stable financial sources, as well as with the indebtedness level and the financial debt maturities profile. The cash flow projection is made by the Financial Department.

The Company Management supervises updated projections on liquidity requirements to guarantee the sufficiency of cash and liquid financial instruments to meet operating and financing needs of the Company while keeping at all times a sufficient margin of unused credit facilities. In this way, the aim is that the Company does not breach indebtedness levels or the Covenants, applicable, of any credit facility. Those projections take into consideration the Company’s debt financing plans, the meeting of the covenants and, if applicable, the external regulatory or legal requirements such as, for example, restrictions on the use of foreign currency. Additionally, the Financial Department regularly monitors the available credit for the Company, both in the local and international capital market as well as in the banking sector.

Excess cash and balances above working capital management requirements are managed by the Company’s Treasury Department, which invests them in marketable securities, term deposits and mutual funds, selecting instruments having proper currencies and maturities, and an adequate credit quality and liquidity to meet cash needs estimated in the previously indicated projections.

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity.

The determination of the Company’s liquidity index for fiscal years ended December 31, 2024 and 2023 is detailed below:

	12.31.2024	12.31.2023

Current assets	2,456,085	1,079,172
Current liabilities	1,343,433	421,682

Liquidity ratio	1.83	2.56

The following table includes an analysis of the Company trade receivables, other receivables and financial liabilities, grouped according to their maturity dates and considering the period remaining until their contractual maturity date from the date of the Consolidated Financial Statements. Derivative financial instruments are included in the analysis if their contractual maturities are essential for the understanding of the cash flow calendar. The amounts shown in the table are the contractual undiscounted cash flows.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

As of December 31, 2024	Trade and other receivables	Trade and other payables (1)	Borrowings
Less than three months	340,987	244,858	494,951
Three months to one year	21,322	16,643	344,520
One to two years	68,085	78,830	258,242
Two to five years	-	3,844	759,007
More than five years	-	5,318	1,008,040
No set maturity term	149,933	-	-
Total	580,327	349,493	2,864,760

As of December 31, 2023	Trade and other receivables	Trade and other payables (1)	Borrowings
Less than three months	210,841	179,888	50,927
Three months to one year	10,362	11,912	190,545
One to two years	8,074	24,695	223,709
Two to five years	5,159	4,670	733,511
More than five years	-	7,872	247,521
No set maturity term	18,382	64	57
Total	252,818	229,101	1,446,270

(1)	Includes Lease Liabilities (see Note 20).

6.3 Capital risk management

The aims of managing capital are to safeguard its capacity to continue operating as an on-going business with the purpose of generating return for its shareholders and benefits to other stakeholders, and keeping an optimal capital structure to reduce the cost of capital.

To keep or adjust its capital structure, the Company may adjust the amount of the dividends paid to its shareholders, reimburse capital to its shareholders, issue new shares, conduct stock repurchase programs or sell assets to reduce its debt.

In line with industry practices, the Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing the net debt by the total capital. The net debt equals the total indebtedness (current and non-current) minus cash and cash equivalents and current financial assets at fair value through profit and loss. The total capital corresponds to the shareholders’ equity as shown in the statement of financial position, plus the net debt.

Financial leverage ratios as of December 31, 2024 and 2023 were as follows:

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 6: (Continuation)

	12.31.2024	12.31.2023
Total borrowings	2,145,013	1,170,539
Less: cash and cash equivalents, and financial assets at fair value through profit and loss	(1,638,854)	(589,856)
Net debt	506,159	580,683
Total capital	3,897,286	2,524,419
Leverage ratio	12.99%	23.00%

NOTE 7: SEGMENT INFORMATION

The Company is a fully integrated power company in Argentina, which participates mainly in the production of oil and gas and power generation.

Through its own activities, subsidiaries and share holdings in joint ventures, and based on the business nature, customer portfolio and risks involved, the following business segments have been identified:

Oil and Gas, principally consisting of the Company’s interests in oil and gas areas and through its direct and indirect interest in CISA (until the corporate reorganization detailed in Note 5.1) and PECSA.

Generation, principally consisting of the Company’s direct and indirect interests in HINISA, HIDISA, Greenwind (until its divestment on August 16, 2023), VAR, CTB, TMB, TJSM and through its own electricity generation activities through thermal plants CTG, CPB, Piquirenda, CTLL, CTGEBA, Ecoenergía, CTPP, CTIW, the HPPL hydroelectric complex and PEPE II, PEPE III, PEPE IV and PEPE IV wind farms. It is worth highlighting that the results of the segment’s operations reflect the effects of the consolidation with Greenwind from August 12, 2022 to August 16, 2023 and with VAR as from December 16, 2022.

Petrochemicals, comprising of the Company’s own styrenics operations and the catalytic reformer plant operations conducted in local plants.

Holding, Transportation and Others, principally consisting of our stake in joint businesses CITELEC and CIESA and their respective subsidiaries holding the concession over high-voltage electricity transmission and gas transportation, respectively, the direct interest in VMOS and the indirect interest in OCP, holding activities, and other investment activities. It is worth highlighting that the results of the segment’s operations reflect the effects of the consolidation with OCP as from August 30, 2024, and include the crude oil transportation activity until the termination of the concession on November 29, 2024, see Note 5.2.1.

The Company manages its operating segment based on its individual net result in U.S. dollars.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the year ended December 31, 2024	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Revenue - local market	515	669	326	65	-	1,575	1,457,480
Revenue - foreign market	108	3	190	-	-	301	275,421
Intersegment revenue	107	-	-	-	(107)	-	-
Cost of sales	(515)	(367)	(487)	(17)	107	(1,279)	(1,181,132)
Gross profit	215	305	29	48	-	597	551,769

Selling expenses	(58)	(3)	(13)	-	-	(74)	(68,713)
Administrative expenses	(82)	(52)	(7)	(98)	-	(239)	(225,718)
Exploration expenses	(21)	-	-	-	-	(21)	(20,711)
Other operating income	87	35	41	12	-	175	161,789
Other operating expenses	(28)	(14)	(7)	(39)	-	(88)	(80,822)
Impairment of property, plant and equipment, intangible assets and inventories	(34)	-	-	-	-	(34)	(34,058)
Impairment of financial assets	(10)	(46)	-	-	-	(56)	(48,932)
Share of profit from associates and joint ventures	-	(21)	-	167	-	146	145,570
Profit from sale of companies´ interest	-	-	-	34	-	34	33,128
Operating income	69	204	43	124	-	440	413,302

Financial income	2	8	21	1	-	32	31,780
Financial costs	(96)	(53)	(3)	(33)	-	(185)	(168,927)
Other financial results	(11)	183	7	32	-	211	198,477
Financial results, net	(105)	138	25	-	-	58	61,330
Profit (Loss) before income tax	(36)	342	68	124	-	498	474,632

Income tax	31	119	4	(33)	-	121	90,158
Profit (Loss) of the year	(5)	461	72	91	-	619	564,790

Depreciation and amortization	237	100	5	-	-	342	315,287

74

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the year ended December 31, 2024	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Total profit (loss) of the year attributable to:
Owners of the company	(5)	461	72	91	-	619	564,587
Non-controlling interest	-	-	-	-	-	-	203

Consolidated financial position information as of December 31, 2024
Assets	1,918	3,155	173	1,116	(17)	6,345	6,548,872
Liabilities	1,583	857	109	518	(17)	3,050	3,148,578

Net book values of property, plant and equipment	1,183	1,357	28	39	-	2,607	2,690,533

Additional consolidated information as of December 31, 2024
Increases in property, plant and equipment, intangible assets and right-of-use assets	354	105	6	10	-	475	443,378

75

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the year ended December 31, 2023	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Revenue - local market	402	648	359	14	-	1,423	429,205
Revenue - foreign market	161	-	148	-	-	309	84,522
Intersegment revenue	103	-	-	-	(103)	-	-
Cost of sales	(412)	(354)	(444)	-	103	(1,107)	(320,124)
Gross profit	254	294	63	14	-	625	193,603

Selling expenses	(49)	(2)	(15)	-	-	(66)	(19,338)
Administrative expenses	(74)	(50)	(6)	(55)	-	(185)	(62,721)
Exploration expenses	(7)	-	-	-	-	(7)	(1,859)
Other operating income	86	75	13	3	-	177	57,141
Other operating expenses	(32)	(27)	(7)	(22)	-	(88)	(29,374)
(Impairment) Recovery of impairment of property, plant and equipment, intangible assets and inventories	(38)	-	(3)	2	-	(39)	(30,784)
Recovery of impairment of financial assets	-	-	-	-	-	-	283
Share of profit from associates and joint ventures	-	(18)	-	16	-	(2)	4,541
Profit from sale of companies´ interest	-	-	-	9	-	9	6,262
Operating income	140	272	45	(33)	-	424	117,754

Financial income	2	2	-	7	(6)	5	1,764
Financial costs	(203)	(119)	(3)	(45)	6	(364)	(105,359)
Other financial results	(15)	280	15	278	-	558	155,089
Financial results, net	(216)	163	12	240	-	199	51,494
Profit (Loss) before income tax	(76)	435	57	207	-	623	169,248

Income tax	29	(225)	(27)	(95)	-	(318)	(132,557)
Profit (Loss) of the year	(47)	210	30	112	-	305	36,691

Depreciation and amortization	166	96	5	-	-	267	79,508

76

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the year ended December 31, 2023	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Total profit (loss) of the year attributable to:
Owners of the company	(47)	207	30	112	-	302	34,488
Non-controlling interest	-	3	-	-	-	3	2,203

Consolidated financial position information as of December 31, 2023
Assets	1,396	2,684	157	631	(146)	4,722	3,817,196
Liabilities	1,213	729	137	376	(146)	2,309	1,866,500
Net book values of property, plant and equipment	1,138	1,345	27	34	-	2,544	2,056,974

Additional consolidated information as of December 31, 2023
Increases in property, plant and equipment and right-of-use assets	556	259	7	5	-	827	269,922

77

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in millions of US$						in millions of $
Consolidated profit and loss information for the year ended December 31, 2022	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Revenue - local market	370	663	425	20	-	1,478	196,723
Revenue - foreign market	159	-	192	-	-	351	45,459
Intersegment revenue	117	-	-	-	(117)	-	-
Cost of sales	(350)	(370)	(536)	-	117	(1,139)	(149,661)
Gross profit	296	293	81	20	-	690	92,521

Selling expenses	(45)	(3)	(17)	-	-	(65)	(8,448)
Administrative expenses	(60)	(39)	(5)	(38)	-	(142)	(19,373)
Exploration expenses	-	-	-	-	-	-	(50)
Other operating income	61	25	1	44	-	131	19,066
Other operating expenses	(26)	(5)	(6)	(9)	-	(46)	(5,952)
Impairment of property, plant and equipment, intangible assets and inventories	(30)	-	(2)	(6)	-	(38)	(4,925)
Impairment of financial assets´	(2)	-	-	(2)	-	(4)	(477)
Share of profit from associates and joint ventures	-	65	-	40	-	105	16,089
Operating income	194	336	52	49	-	631	88,451

Financial income	2	1	-	9	(7)	5	768
Financial costs	(107)	(82)	(3)	(36)	7	(221)	(30,488)
Other financial results	(28)	72	6	116	-	166	25,558
Financial results, net	(133)	(9)	3	89	-	(50)	(4,162)
Profit before income tax	61	327	55	138	-	581	84,289

Income tax	(16)	(73)	(15)	(20)	-	(124)	(19,389)
Profit of the year	45	254	40	118	-	457	64,900

Depreciation and amortization	125	82	5	-	-	212	27,731

78

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 7: (Continuation)

	in million of US$						in millions of $
Consolidated profit and loss information for the year ended December 31, 2022	Oil and gas	Generation	Petrochemicals	Holding, Transportation and others	Eliminations	Consolidated	Consolidated
Total profit of the year attributable to:
Owners of the company	45	253	40	118	-	456	64,859
Non-controlling interest	-	1	-	-	-	1	41

Consolidated financial position information as of December 31, 2022
Assets	1,234	2,464	177	1,028	(161)	4,742	840,064
Liabilities	1,248	979	147	245	(161)	2,458	435,444

Net book values of property, plant and equipment	807	1,299	24	34	-	2,164	383,464

Additional consolidated information as of December 31, 2022
Increases in property, plant and equipment, intangible assets and right-of-use assets	324	115	7	36	-	482	65,102

79

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 8: REVENUE

	12.31.2024	12.31.2023	31.12.2022

Gas sales	445,587	127,005	50,659
Oil sales	117,229	34,898	17,906
Other sales	11,708	3,480	1,247
Oil and gas sales subtotal	574,524	165,383	69,812

Energy sales in spot market	191,143	59,504	28,080
Energy sales by supply contracts	330,247	110,823	46,122
Fuel supply	92,671	23,614	13,218
Other sales	7,678	916	465
Generation sales subtotal	621,739	194,857	87,885

Products from catalytic reforming sales	254,494	62,892	36,533
Styrene sales	65,571	23,752	12,678
Synthetic rubber sales	76,277	23,659	13,760
Polystyrene sales	75,599	38,244	18,582
Other sales	1,913	740	366
Petrochemicals sales subtotal	473,854	149,287	81,919

Technical assistance and administration services sales	23,822	4,010	2,513
Other sales	38,962	190	53
Holding, Transportation and others subtotal	62,784	4,200	2,566
Total revenue (1)	1,732,901	513,727	242,182

(1)	Revenues from CAMMESA represent 33%, 33% and 31% of total revenues for the fiscal years ended December 31, 2024, 2023 and 2022, respectively, and correspond mainly to the Oil & Gas and Generation segments.

80

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 9: COST OF SALES

	12.31.2024	12.31.2023	31.12.2022
Inventories at the beginning of the year	166,023	30,724	15,888

Plus: Charges of the year
Purchases of inventories, energy and gas	425,093	130,105	67,091
Salaries and social security charges	83,548	26,136	10,593
Employees benefits	18,518	5,110	2,052
Defined benefit plans	7,745	2,130	659
Works contracts, fees and compensation for services	118,041	33,697	12,844
Property, plant and equipment depreciation	302,521	75,698	26,397
Intangible assets amortization	3,486	1,398	188
Right-of-use assets amortization	2,004	233	381
Other assets amortization	5	-	-
Energy transportation	11,078	2,819	1,086
Transportation and freights	19,118	6,055	2,344
Consumption of materials	22,028	7,478	3,751
Penalties	1,185	687	199
Maintenance	56,016	14,982	8,068
Canons and royalties	89,811	28,316	11,998
Environmental control	5,426	1,309	612
Rental and insurance	24,400	7,781	3,518
Surveillance and security	5,745	1,610	559
Taxes, rates and contributions	5,234	1,798	633
Other	3,045	966	422
Total charges of the year	1,204,047	348,308	153,395

Exchange differences on translation	41,157	107,115	11,102

Less: Inventories at the end of the year	(230,095)	(166,023)	(30,724)
Total cost of sales	1,181,132	320,124	149,661

81

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 10: OTHER ITEMS OF THE STATEMENT OF COMPREHENSIVE INCOME

10.1 Selling expenses

	12.31.2024	12.31.2023	12.31.2022
Salaries and social security charges	4,901	1,606	607
Employees benefits	508	185	69
Fees and compensation for services	2,598	1,160	510
Property, plant and equipment depreciation	21	9	4
Taxes, rates and contributions	14,108	4,177	1,865
Transportation and freights	45,779	11,940	5,213
Other	798	261	180
Total selling expenses	68,713	19,338	8,448

10.2 Administrative expenses

	12.31.2024	12.31.2023	12.31.2022
Salaries and social security charges	59,541	17,518	6,579
Employees benefits	10,560	3,099	1,080
Defined benefit plans	17,892	5,020	1,119
Fees and compensation for services	35,477	9,330	3,947
Compensation agreements	60,514	17,475	2,825
Directors' and Syndics' fees	5,621	1,937	873
Property, plant and equipment depreciation	7,176	2,170	761
Right-of-use assets amortization	74	-	-
Consumption of materials	326	79	26
Maintenance	2,822	738	297
Transport and per diem	2,314	731	252
Rental and insurance	3,054	156	91
Surveillance and security	1,650	311	126
Taxes, rates and contributions	13,613	3,039	944
Communications	905	293	184
Other	4,179	825	269
Total administrative expenses	225,718	62,721	19,373

10.3 Exploration expenses

	12.31.2024	12.31.2023	12.31.2022
Geological and geophysical expenses	381	157	50
Derecognition of unproductive wells	20,330	1,702	-
Total exploration expenses	20,711	1,859	50

82

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.4 Other operating income and expenses

	12.31.2024	12.31.2023	12.31.2022
Other operating income
Insurance recovery	5,994	418	54
Services provided to third parties	37	186	132
Results for property, plant and equipment sale	10,793	108	248
Result from intangible assets sale	-	-	252
Recovery of provision for contingencies	30,786	114	66
Tax charges recovery	30	51	43
Expenses recovery	9	2,884	-
Dividends received	-	75	-
Commercial interests	45,208	21,974	3,841
Contractual indemnity	-	1,361	-
GasAr Plan	40,497	17,496	7,489
Compensation for arbitration award	-	-	6,447
Export Increase Program	15,229	8,394	-
Fair value of consortiums' previous interest	-	2,485	-
Other	13,206	1,595	494
Total other operating income	161,789	57,141	19,066

Other operating expenses
Provision for contingencies	(32,233)	(4,240)	(555)
Provision for environmental remediation	(2,937)	(1,820)	(66)
Results for property, plant and equipment sale and derecognition	(98)	(1,300)	-
Tax on bank transactions	(17,862)	(5,131)	(1,865)
PAIS import tax	(2,469)	(2,801)	-
Donations and contributions	(2,823)	(721)	(289)
Institutional promotion	(1,730)	(1,399)	(431)
Costs of concessions agreements completion	(5,287)	(695)	-
Contractual penalty	-	(1,361)	-
Readjustment of investment plan	-	-	(1,011)
Royalties GasAr Plan	(5,671)	(2,405)	(1,083)
Ecuador's transactional agreement	-	(1,503)	-
Impairment of other receivables	-	(1,613)	-
Other contractual expenses	-	(1,510)	-
Other	(9,712)	(2,875)	(652)
Total other operating expenses	(80,822)	(29,374)	(5,952)

83

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.5 Financial results

	12.31.2024	12.31.2023	12.31.2022
Financial income
Financial interests	9,050	673	175
Other interests	22,730	1,076	593
Other financial income	-	15	-
Total financial income	31,780	1,764	768

Financial costs
Financial interests (1)	(133,038)	(88,294)	(23,565)
Commercial interests	(852)	(216)	(83)
Fiscal interests	(26,104)	(13,253)	(5,428)
Other interests	(5,543)	(1,176)	(709)
Bank and other financial expenses	(3,390)	(2,420)	(703)
Total financial costs	(168,927)	(105,359)	(30,488)

Other financial results
Foreign currency exchange difference, net	(7,601)	43,550	11,398
Changes in the fair value of financial instruments	221,114	115,061	17,543
Result from present value measurement	(5,916)	(3,594)	(2,040)
Result from repurchase and exchange of CB	(9,009)	72	(1,327)
Other financial results	(111)	-	(16)
Total other financial results	198,477	155,089	25,558

Total financial results, net	61,330	51,494	(4,162)

(1)	Net of $ 6,519 million, $ 6,677 million and $ 1,672 million capitalized in property, plant and equipment for the years ended December 31, 2024, 2023 and 2022, respectively.

84

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 10: (Continuation)

10.6 Income tax

The breakdown of income tax charge is:

	12.31.2024	12.31.2023	12.31.2022
Current tax	265,624	14,587	5,718
Deferred tax	(358,576)	117,515	15,887
Difference between previous fiscal year income tax provision and the income tax statement	2,794	455	(2,216)
Total income tax - (Profit) Loss	(90,158)	132,557	19,389

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	12.31.2024	12.31.2023	12.31.2022
Profit before income tax	474,632	169,248	84,289
Current income tax rate	35%	35%	35%
Income tax at the statutory tax rate	166,121	59,237	29,501
Share of profit from companies	(50,950)	(1,590)	(5,631)
Non-taxable results	(6,787)	(5,117)	(113)
Effects of exchange differences and other results associated with the valuation of the currency, net	128,958	290,275	37,573
Effects of valuation of property, plant and equipment, intangible assets and financial assets	(651,325)	(383,269)	(77,161)
Difference between previous fiscal year income tax provision and deferred tax and the income tax statement	15,957	1,019	227
Effect for tax inflation adjustment	307,338	169,492	33,415
Non-deductible cost	1,821	1,978	903
(Recovery of impairment) Impairment of deferred assets	(1,085)	732	544
Other	(206)	(200)	131
Total income tax - (Profit) Loss	(90,158)	132,557	19,389

85

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 11: NON-FINANCIAL ASSETS AND LIABILITIES

11.1 Property, plant and equipment

	Original values
Type of good	At the beginning	Increases (1)	Increases for incorporation (2)	Transfers	Decreases		Traslation effect
						Impairment		At the end

Lands	10,642	-	-	-	-	-	2,943	13,585
Buildings	115,809	-	-	501	-	-	32,100	148,410
Equipment and machinery	1,584,615	529	1,717	332,254	(10,939)	(59,693)	468,369	2,316,852
Wells	966,529	8,027	-	236,776	(51,602)	(95,675)	290,565	1,354,620
Mining property	160,153	-	-	224	(3,370)	-	44,170	201,177
Vehicles	8,026	530	54	78	(726)	-	2,222	10,184
Furniture and fixtures and software equipment	50,878	3,276	693	1,383	(26,313)	-	12,236	42,153
Communication equipments	1,016	-	48	-	(302)	-	262	1,024
Materials, spare parts and tools	34,178	44,699	-	(44,998)	(1,972)	-	17,610	49,517
Petrochemical industrial complex	26,047	129	-	7,085	(7)	-	8,195	41,449
Civil works	19,443	-	-	38,080	-	-	6,536	64,059
Work in progress	336,707	364,902	-	(525,711)	(453)	-	67,129	242,574
Advances to suppliers	52,778	17,947	-	(45,672)	(22)	-	14,182	39,213
Other goods	354	-	-	-	-	-	98	452
Total at 12.31.2024	3,367,175	440,039	2,512	-	(95,706)	(155,368)	966,617	4,525,269
Total at 12.31.2023	651,459	262,622	-	-	(58,159)	(135,177)	2,646,430	3,367,175

(1)	Includes $ 6,519 million and $ 6,677 million corresponding to capitalized financial costs in the fiscal year ended December 31, 2024 and 2023.
(2)	See Note 5.2.1.

86

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	Depreciation						Net book values
Type of good	At the beginning	Decreases	For the year (1)				At 12.31.2024 (2)	At 12.31.2023
				Impairment	Traslation effect	At the end

Lands	-	-	-	-	-	-	13,585	10,642
Buildings	(67,010)	-	(7,148)	-	(19,437)	(93,595)	54,815	48,799
Equipment and machinery	(605,189)	8,732	(135,366)	43,578	(180,737)	(868,982)	1,447,870	979,426
Wells	(467,546)	16,830	(148,163)	77,773	(143,903)	(665,009)	689,611	498,983
Mining property	(100,395)	2,633	(7,477)	-	(28,625)	(133,864)	67,313	59,758
Vehicles	(4,606)	593	(1,346)	-	(1,409)	(6,768)	3,416	3,420
Furniture and fixtures and software equipment	(45,350)	25,611	(4,818)	-	(10,595)	(35,152)	7,001	5,528
Communication equipments	(903)	255	(82)	-	(238)	(968)	56	113
Materials, spare parts and tools	(1,315)	42	(144)	-	(380)	(1,797)	47,720	32,863
Petrochemical industrial complex	(15,829)	7	(3,292)	-	(4,782)	(23,896)	17,553	10,218
Civil works	(1,711)	-	(1,874)	-	(668)	(4,253)	59,806	17,732
Work in progress	-	-	-	-	-	-	242,574	336,707
Advances to suppliers	-	-	-	-	-	-	39,213	52,778
Other goods	(347)	-	(8)	-	(97)	(452)	-	7
Total at 12.31.2024	(1,310,201)	54,703	(309,718)	121,351	(390,871)	(1,834,736)	2,690,533
Total at 12.31.2023	(267,995)	11,846	(77,877)	104,721	(1,080,896)	(1,310,201)		2,056,974

(1)	As of December 31, 2024, the composition of the segments is as follows: Oil and gas $ 216,921 million; Generation $ 88,460 million; Petrochemicals $ 4,166 million; and Holding, Transportation and others $ 171 million.
(2)	As of December 31, 2024, the composition of the segments is as follows: Oil and gas $ 1,221,081 million; Generation $ 1,400,116 million; Petrochemicals $ 29,228 million; and Holding, Transportation and others $ 40,108 million.

87

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.1.1 Impairment of Property, plant and equipment

The Company regularly monitors the existence of events or changes in circumstances which may indicate that the book value of property, plant and equipment may not be recoverable in accordance with the policy described in Notes 4.8 and 6.1.1.

During the six-month period ended December 31, 2024, the Company has identified impairment indicators in the Rincón del Mangrullo and el Tordillo / la Tapera CGUs in the oil and gas segment in view of its strategy to focus its investments on the development and exploitation of its unconventional oil and gas reserves, and particularly to comply with the drilling, construction and facility adequacy commitments in the Rincón de Aranda block. In light of the aforementioned impairment indicators, the Company determined the recoverable value of those CGUs.

The methodology used in the estimation of the recoverable amount consisted on calculating each CGU value in use on the present value of future net cash flows expected to be generated by the CGU, discounted with a rate reflecting the weighted average costs of the invested capital.

88

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

Oil & Gas segment

As of December 31, 2024 and 2023, the recoverability assessment resulted in the recognition of impairment in the Rincón del Mangrullo and El Tordillo / La Tapera blocks for 34,017 million (US$ 34.1 million) and $ 30,456 million (US$ 37.7 million), respectively.

Cash flows were prepared based on estimates on the future behavior of certain key assumptions for the determination of the value in use, including the following: (i) reference prices for products; (ii) production projections; (iii) costs evolution; and (iii) a 10.8% and 12.2% after-tax WACC rate for 2024 and 2023, respectively.

Finally, it is important to highlight that as of December 31, 2024 and 2023, the book value of the oil and gas segment assets, including the goodwill assigned to the segment, does not exceed its recoverable value.

89

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.2 Intangible assets

	Original values
Type of good	At the beginning	Increases	Decreases	(Impairment) Recovery of impairment (1)	Traslation effect
						At the end

Concession agreements	2,027	-	-	-	560	2,587
Goodwill (2)	27,978	-	-	-	7,737	35,715
Intangible identified in acquisitions of companies	56,049	190	-	-	15,547	71,786
Digital assets	-	3,097	-	(19)	346	3,424
Total at 12.31.2024	86,054	3,287	-	(19)	24,190	113,512
Total at 12.31.2023	25,582	-	(12,614)	411	72,675	86,054

	Amortization
Type of good	At the beginning	For the year	Decreases	Traslation effect
					At the end

Concession agreements	(1,976)	(56)	-	(555)	(2,587)
Intangible identified in acquisitions of companies	(6,180)	(3,430)	-	(2,145)	(11,755)
Total at 12.31.2024	(8,156)	(3,486)	-	(2,700)	(14,342)
Total at 12.31.2023	(1,218)	(1,398)	650	(6,190)	(8,156)

	Net book values
Type of good	At 12.31.2024	At 12.31.2023

Concession agreements	-	51
Goodwill (2)	35,715	27,978
Intangible identified in acquisitions of companies	60,031	49,869
Digital assets	3,424	-
Total at 12.31.2024	99,170
Total at 12.31.2023		77,898

(1)	Recoverable price based on the market value of digital assets.
(2)	Assigned to oil and gas segment.

90

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.3 Deferred tax assets and liabilities

The composition of the deferred tax assets and liabilities is as follows:

	12.31.2023	Profit (loss)	Traslation effect	12.31.2024
Tax loss carryforwards	116,514	(112,622)	5,110	9,002
Property, plant and equipment	105	188,882	27,935	216,922
Intangible assets	1	(1)	-	-
Financial assets at fair value through profit and loss	127	(898)	834	63
Trade and other receivables	366	(311)	433	488
Provisions	42,542	(6,939)	14,845	50,448
Taxes payables	-	1,439	67	1,506
Salaries and social security payable	540	455	162	1,157
Defined benefit plans	3,343	5,733	1,677	10,753
Trade and other payables	258	494	131	883
Other	-	1,196	159	1,355
Deferred tax asset	163,796	77,428	51,353	292,577
Property, plant and equipment	(179,201)	159,605	(10,936)	(30,532)
Intangible assets	(27,229)	(3,336)	(2,912)	(33,477)
Investments in companies	(5,343)	(1,851)	(2,059)	(9,253)
Inventories	(36,640)	8,163	(8,597)	(37,074)
Financial assets at fair value through profit and loss	(14,568)	11,355	(927)	(4,140)
Trade and other receivables	(8,182)	4,848	(2,808)	(6,142)
Taxes payables	(322)	81	(78)	(319)
Tax inflation adjustment	(132,010)	95,756	(23,414)	(59,668)
Other	(985)	6,527	(6,043)	(501)
Deferred tax liability	(404,480)	281,148	(57,774)	(181,106)
Deferred tax (liability) asset	(240,684)	358,576	(6,421)	111,471

91

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	12.31.2022	Profit (loss)	Traslation effect	Increases for incorporation	12.31.2023
Tax loss carryforwards	3,294	50,257	62,963	-	116,514
Property, plant and equipment	26,765	(26,660)	-	-	105
Intangible assets	2	(1)	-	-	1
Financial assets at fair value through profit and loss	-	71	56	-	127
Trade and other receivables	592	(990)	769	(5)	366
Provisions	10,472	(4,142)	36,212	-	42,542
Salaries and social security payable	134	(60)	466	-	540
Defined benefit plans	1,356	(2,704)	4,691	-	3,343
Trade and other payables	40	10	208	-	258
Other	195	(505)	310	-	-
Deferred tax asset	42,850	15,276	105,675	(5)	163,796
Property, plant and equipment	(14,021)	(109,909)	(71,008)	15,737	(179,201)
Intangible assets	(6,209)	(11,429)	(9,622)	31	(27,229)
Investments in companies	(1,332)	(320)	(3,691)	-	(5,343)
Inventories	(3,281)	(9,917)	(23,442)	-	(36,640)
Financial assets at fair value through profit and loss	(2,718)	(1,838)	(10,079)	67	(14,568)
Trade and other receivables	(3,928)	3,660	(8,309)	395	(8,182)
Taxes payables	(322)	455	(455)	-	(322)
Tax inflation adjustment	(24,567)	(2,952)	(105,171)	680	(132,010)
Other	-	(541)	(444)	-	(985)
Deferred tax liability	(56,378)	(132,791)	(232,221)	16,910	(404,480)
Deferred tax libility/asset	(13,528)	(117,515)	(126,546)	16,905	(240,684)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following table shows the figures disclosed on the Consolidated Statement of Financial Position, which for its determination, were adequately compensated:

	12.31.2024	12.31.2023
Deferred tax asset	161,694	2
Deferred tax liability	(50,223)	(240,686)
Deferred tax asset (liability)	111,471	(240,684)

92

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.4 Inventories

	12.31.2024	12.31.2023
Current
Materials and spare parts	165,059	103,969
Advances to suppliers	6,558	3,627
In process and finished products	58,478	58,427
Total (1)	230,095	166,023

(1)	It includes impairment loss as a result of the performed recoverability assessment for $ 22 million (US$ 0.04 million) and $ 739 million (US$ 3 million) as of December 31, 2024 and 2023, according with the policy described in Note 4.11.

11.5 Provisions

	12.31.2024	12.31.2023
Non-Current
Contingencies	98,546	88,042
Asset retirement obligation and wind turbines decommisioning	25,459	19,463
Environmental remediation	17,431	12,358
Total non-current	141,436	119,863

Current
Asset retirement obligation and wind turbines decommisioning	4,891	2,775
Environmental remediation	1,034	917
Other provisions	4,800	957
Total current	10,725	4,649

93

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

The evolution of the provisions is set out below:

	12.31.2024
	Contingencies	Asset retirement obligation and wind turbines decommisioning	Environmental remediation

At the beginning of the year	88,042	22,238	13,275
Increases	36,589	8,370	2,928
Decreases	(405)	-	(222)
Exchange differences on translation	26,270	5,974	3,638
Decrease due to sale of equity interests in areas	-	(1,259)	-
Reversal of unused amounts	(51,950)	(4,973)	(1,154)
At the end of the year	98,546	30,350	18,465

	12.31.2023
	Contingencies	Asset retirement obligation and wind turbines decommisioning	Environmental remediation

At the beginning of the year	19,047	4,853	2,935
Increases	6,194	3,685	1,437
Decreases	(1,243)	-	(307)
Exchange differences on translation	64,151	15,059	10,062
Decrease por subsidiaries sales	-	(280)	-
Reversal of unused amounts	(107)	(1,079)	(852)
At the end of the year	88,042	22,238	13,275

94

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	12.31.2022
	Contingencies	Asset retirement obligation and decommisioning of wind turbines	Environmental remediation

At the beginning of the year	10,887	2,217	1,805
Increases	697	898	95
Increases for incorporation	-	177	-
Decreases	(179)	(21)	(111)
Exchange differences on translation	7,708	1,736	1,248
Reversal of unused amounts	(66)	(154)	(102)
At the end of the year	19,047	4,853	2,935

11.5.1 Provision for Environmental remediation

The Company is subject to extensive environmental regulations in Argentina. The Company’s management believes that its current operations are in compliance with applicable environmental requirements, as currently interpreted and enforced, including regulatory remediation commitments assumed. The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Pampa’s business.

In particular, the Province of La Pampa has submitted a claim to the Company regarding the abandonment of certain wells and the execution of certain tasks associated with the relinquishment of the Jagüel de los Machos and Medanito blocks, which took place in 2015 and 2016, respectively. The Company has challenged the different administrative acts passed by the provincial authorities (including a governor’s executive order) and is addressing claims for the Jagüel de los Machos block in the judicial jurisdiction. During the month of March 2021 the province answered the complaint and the Company has started formal negotiations to resolve the dispute, agreeing on the suspension of procedural time limits. As of December 31, 2024, the Company maintains recorded provisions, regarding these claims, for the estimate of remediation work costs to be incurred in these blocks.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s results of operations.

95

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.5.2 Asset retirement obligations and wind turbines decommissioning

Pursuant to the regulations in force in Argentina, where it develops its oil and gas exploration and production operations, the Company is under an obligation to incur costs associated with the plugging and abandonment of wells. Furthermore, pursuant to the associated usufruct agreements, the Company is under an obligation to decommission wind turbines in wind farms.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s results of operations.

11.5.3 Provision for legal proceedings

The Company (directly or indirectly through subsidiaries) is a party to several civil, commercial, contentious-administrative, tax, custom and labor proceedings and claims that arise in the ordinary course of its business. In determining a proper level of provision, the Company has considered its best estimate mainly with the assistance of legal and tax advisors.

As of December 31, 2024, the Company has recorded provisions for $ 76,155 million (US$ 73.8 million) in relation to the following processes:

-	There are a significant number of files pending before the National Tax Court (“NTC”) regarding gasoline exports, where the tax entity challenges the tariff heading assigned by Petrobras Argentina S.A. in 2008-2014. The Treasury’s position involves a higher export duty rate. In five files, the NTC ruled in favor of the Company. Three of which were accepted by the Fiscal authority and, consequently, became final. In the remaining two files, the period for the Fiscal authority to appeal is underway.
-	Petrobras Operaciones S.A. (“POSA”) has filed an international arbitration claim against the Company before the ICC on account of alleged breaches to the Assignment Agreement entered into between Petrobras Argentina S.A. (currently Pampa) and POSA in 2016 for the transfer of a 33.6% interest in the “Río Neuquén” Concession. The breaches alleged by POSA in its arbitration claim consisted of the failure to transfer certain assets associated with the assigned interest, and differences in the calculation of adjustments in the assignment price. The arbitration was conducted according to the ICC Rules of Arbitration, the applicable law is the one of the Republic of Argentina, and the seat of arbitration is Buenos Aires, Argentina. On April 3, 2024, the ICC Court notified the parties of the Final Award issued on April 2, 2024, resolving to: (i) disallow all but one of POSA’s claims, ordering the Company to pay the corresponding 33.60% of (a) the revenues collected under the Leasing Agreement up to the Final Award’s date for US$ 18.8 million, plus a 6% annual interest rate, and (b) the payments that the Company receives in the future under the before-mentioned agreement; and (ii) sustain the Company’s counterclaim for US$ 2 million plus interest at an annual 6% rate. On April 10, 2024, the Company filed an appeal for partial annulment against the Final Award.

96

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

Additionally, the Company has recorded provisions for civil, commercial, environmental, administrative, labor, tax and customs complaints brought against the Company corresponding to atomized claims with individual unsubstantial amounts, as well as charges for judicial costs and expenses which, as of December 31, 2024, amount to $ 22,391 million (US$ 21.7 million).

11.6 Income tax and minimum notional income tax liability

	12.31.2024	12.31.2023
Non-current
Income tax	71,462	40,472
Minimum notional income tax	5,822	4,142
Total non-current	77,284	44,614

Current
Income tax, net of witholdings and advances	265,008	14,026
Total current	265,008	14,026

97

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.6.1 Income tax liability

The Company accrued the effect of the tax inflation adjustment in the calculation of the current and deferred income tax provision for each of the fiscal years in which the cumulative CPI variation provided by Law No. 27,430 was exceeded, except in those cases when, on being interim fiscal periods, the mentioned legal parameter has not been exceeded for each of the annual periods.

The tax inflation adjustment mechanism set out in Title VI and different supplementary sections of the Income Tax Law is inconsistent in certain aspects generating a confiscatory lien, including, but not limited to, the failure to update tax losses and the cost of acquisitions or investments made before January 1, 2018, which bears resemblance with the parameters in re “Candy S.A.” and “Telefónica”, where the CSJN ordered the application of the inflation adjustment mechanism.

As of December 31, 2024, the Company and its subsidiaries hold a provision for the additional income tax liabilities that should have been assessed due to the stated reasons. The amount provisioned for the periods not prescribed and/or those without a final and conclusive judgment in favor of the Company, including compensatory interest, amounts to $ 71,462 million.

11.6.2 Minimum Notional Income Tax liability

The Company and its subsidiaries have filed a petition for declaratory relief under Sect. 322 of the Federal Code of Civil and Commercial Procedure to gain assurance as to the application of the minimum notional income tax for the fiscal years 2011-2018 based on CSJN’s decision in re “Hermitage” passed on June 15, 2010. In this established precedent, the CSJN declared the unconstitutionality of this tax on the grounds that it is unreasonable and it breaches the taxpaying capacity principle when the absence of taxable income in the period evidences that the income presumed by the legislator has not existed.

However, on August 26, 2021, the CSJN dismissed the tax refund claim lodged by the Company for the 2008 and 2009 periods alleging that, despite the evidenced tax losses, the existence of accounting profits is a manifestation of the taxpaying capacity and, therefore, the precepts of the Hermitage precedent are not met.

Considering the CSJN’s current position, the Company and its subsidiaries have recorded, for non-prescribed periods presenting tax losses and accounting profits, liabilities on the amount of the applicable interest on the Notional Income Tax, plus the determined tax provision for those cases in which Minimum Notional Income Tax is not considered to be computable as an Income Tax advance payment. This liability is disclosed under “Non-Current Income tax and minimum notional income tax provision”. The mentioned liability amounts to $ 5,822 million.

98

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.7 Tax liabilities

	12.31.2024	12.31.2023
Current
Value added tax	2,648	93
Personal assets tax provision	10,179	2,418
Tax withholdings to be deposited	8,757	2,037
Royalties	6,698	5,059
Other	2,707	1,820
Total current	30,989	11,427

11.8 Defined benefits plans

The main characteristics of benefit plans granted to Company employees are detailed below:

(i)	Pension and retirement benefits: Benefit plan whereby Company employees, in some cases covered by certain collective bargaining agreements, meeting certain conditions are eligible to receive upon retirement, and in some cases, disability or death, a certain number of salaries according to the provisions of the plan or collective bargain agreement, if applicable.
(ii)	Compensatory plan: Benefit plan whereby some of the Company employees meeting certain conditions are eligible to receive upon retirement a certain amount according to the provisions of the plan (based on the last computable salary and the number of years working for the Company) after deducting the benefits from the pension system. The plan, until 2003, called for a contribution to a fund exclusively by the Company and without any contribution by the employees. These contributions were derived to a trust fund and were invested in U.S. dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. Funds were mainly invested in U.S. government bonds, commercial papers rated A1 or P1, AAAm- rated mutual funds and time deposits in banks rated A+ or higher in the United States of America, in accordance with the Trust Agreement dated on March 27, 2002 entered with The Bank of New York Mellon, duly amended by the Permitted Investment Letter dated on September 14, 2006. The Bank of New York Mellon is the trustee and Willis Towers Watson is the managing agent. In case there is an excess, duly certified by an independent actuary, of the funds to be used to settle the benefits granted by the plan, the Company will be entitled to choose to use it, in which case it may have to notify the trustee thereof.

99

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

As of December 31, 2024, 2023 and 2022, the most relevant actuarial information corresponding to the described benefit plans is the following:

	12.31.2024
	Present value of obligation	Present value of assets	Net liability at the end of the year
At the beginning of the year	19,237	(3,370)	15,867
Items classified in profit or loss
Current services cost	1,034	-	1,034
Interest cost	30,290	(5,687)	24,603
Reductions	(185)	-	(185)
Items classified in Other comprehensive income
Actuarial (gains) losses	(4,139)	3,994	(145)
Benefit payments	(2,804)	-	(2,804)
At the end of the year	43,433	(5,063)	38,370

	12.31.2023
	Present value of obligation	Present value of assets	Net liability at the end of the year
At the beginning of the year	6,725	(796)	5,929
Items classified in profit or loss
Current services cost	288	-	288
Past services cost	128	-	128
Interest cost	7,757	(1,023)	6,734
Termination of concession contracts costs´ decrease	(173)	-	(173)
Items classified in Other comprehensive income
Actuarial losses (gains)	5,351	(1,551)	3,800
Benefit payments	(839)	-	(839)
At the end of the year	19,237	(3,370)	15,867

100

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

	12.31.2022
	Present value of obligation	Present value of assets	Net liability at the end of the year
At the beginning of the year	3,390	(456)	2,934
Items classified in profit or loss
Current services cost	106	-	106
Interest cost	1,953	(281)	1,672
Items classified in Other comprehensive income
Actuarial losses (gains)	1,657	(59)	1,598
Benefit payments	(381)	-	(381)
At the end of the year	6,725	(796)	5,929

As of December 31, 2024, 2023 and 2022, the breakdown of net liabilities per type of plan is as follows: a) $ 20,630 million, $ 7,841 million and $ 2,998 million correspond to the Pension and Retirement Benefits Plan and b) $ 17,740 million, $ 8,026 million and $ 2,931 million correspond to the Compensatory Plan, respectively.

Estimated expected benefits payments for the next ten years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year.

12.31.2024
Less than one year	7,077
One to two years	3,864
Two to three years	3,276
Three to four years	3,185
Four to five years	4,100
Six to ten years	16,084

101

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

Significant actuarial assumptions used were as follows:

	12.31.2024	12.31.2023	12.31.2022
Real discount rate	5%	5%	5%
Real wage increase rate	1%	1%	1%
Inflation rate	29%	156%	118%

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount:

12.31.2024
Discount rate: 4%
Obligation	47,148
Variation	3,715
10%

Discount rate: 6%
Obligation	40,458
Variation	(2,975)
(8%)

Real wage increase rate: 0%
Obligation	41,961
Variation	(1,472)
(4%)

Real wage increase rate: 2%
Obligation	45,110
Variation	1,677
4%

The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

102

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 11: (Continuation)

11.9 Salaries and social security payable

	12.31.2024	12.31.2023
Current
Salaries and social security contributions	6,520	2,361
Provision for vacations	9,506	4,220
Provision for gratifications and annual bonus for efficiency	24,009	8,956
Total current	40,035	15,537

NOTE 12: FINANCIAL ASSETS AND LIABILITIES

12.1 Financial assets at amortized cost

	12.31.2024	12.31.2023
Current
Term deposit	82,628	81,511
Notes receivable	-	3,238
Total current	82,628	84,749

Due to the short-term nature of investments at amortized cost, it is considered that their book value does not differ from their fair value.

103

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.2 Financial assets at fair value through profit and loss

	12.31.2024	12.31.2023
Non-current
Shares	28,127	28,040
Total non-current	28,127	28,040

Current
Government securities	714,315	313,964
Corporate bonds	113,947	64,125
Shares	37,671	71,141
Mutual funds	11,690	2,653
Total current	877,623	451,883

12.3 Trade and other receivables

	Note	12.31.2024	12.31.2023
Non-Current
Receivables		70	55
Trade receivables		70	55

Non-Current
Related parties	16	3,889	9,040
Advances to suppliers		44,265	-
Tax credits		8,647	1,004
Prepaid expenses		4,873	141
Receivables for sale of associates		662	1,038
Receivables for sale of assets		9,288	-
Contractual indemnity receivable		2,099	2,959
Expenses to be recovered		2,980	-
Other		25	287
Other receivables		76,728	14,469
Total non-current		76,798	14,524

104

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

	Note	12.31.2024	12.31.2023
Current
Receivables		177,557	84,914
CAMMESA		110,062	80,957
Related parties	16	10,855	3,882
Impairment of financial assets		(833)	(1,203)
Trade receivables, net		297,641	168,550

Current
Related parties	16	11,216	5,800
Tax credits		8,141	7,903
Receivables for complementary activities		8,934	767
Advances to suppliers		108	-
Prepaid expenses		3,087	4,287
Guarantee deposits		134,111	15,378
Expenses to be recovered		8,544	4,934
Insurance to be recovered		1,279	3,589
Receivables for sale of associates		794	1,046
Receivables for sale of assets		5,160	-
GasAr Plan		6,778	8,658
Advances to employees		176	8,395
Contractual indemnity receivable		1,679	1,827
Receivable for maintenance contract		1,386	-
Impairment of other receivables		(14)	(12)
Other		14,509	7,172
Other receivables, net		205,888	69,744

Total current		503,529	238,294

Due to the short-term nature of investments at amortized cost, it is considered that their book value does not differ from their fair value. For non-current investments at amortized cost, fair values also do not differ significantly from book values.

105

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The movements in the impairment of financial assets were as follows:

	12.31.2024	12.31.2023	12.31.2022
At the beginning of the year	1,203	1,039	963
Impairment	48,071	365	230
Write off for utilization	(48,504)	-	(166)
Reversal of unused amounts	-	(711)	(50)
Exchange differences on translation	63	510	62
At the end of the year	833	1,203	1,039

The movements in the impairment of other receivables were as follows:

	12.31.2024	12.31.2023	12.31.2022
At the beginning of the year	12	38	12
Impairment	4	8	24
Reversal of unused amounts	(2)	(47)	(3)
Exchange differences on translation	-	13	5
At the end of the year	14	12	38

12.4 Cash and cash equivalents

	12.31.2024	12.31.2023
Cash	1,269	162
Banks	75,361	24,815
Term deposit	47,051	-
Mutual funds	637,550	112,996
Total	761,231	137,973

106

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5 Borrowings

	12.31.2024	12.31.2023
Non-Current
Financial borrowings	32,680	-
Corporate bonds	1,384,237	989,182
Total non-current	1,416,917	989,182

Current
Bank overdrafts	-	24,857
Financial borrowings	125,648	54,376
Corporate bonds	602,448	102,124
Total current	728,096	181,357
Total	2,145,013	1,170,539

As of December 31, 2024 and 2023, the fair values of the Company’s CB amount approximately to $ 1,973,130 million and $ 1,091,685 million, respectively. Such values were calculated on the basis of the determined market price of the Company’s CB at the end of each year (fair value level 1).

The carrying amounts of short-term borrowings and bank overdrafts approximate their fair value due to their short-term maturity.

The long-term borrowings were measured at amortized cost, which does not differ significantly from its fair value.

As of the date of issuance of these Consolidated Financial Statements, the Company is in compliance with the covenants established in its indebtedness contracts.

107

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.1. Movements in borrowings:

	12.31.2024	12.31.2023	12.31.2022
Borrowings at the beginning of the year	1,170,539	285,766	147,795
Proceeds from borrowings	1,123,558	104,018	42,148
Payment of borrowings	(222,972)	(67,911)	(19,266)
Accrued interest	133,010	88,286	23,562
Payment of interests	(131,076)	(87,078)	(21,633)
Repurchase and redemption of CB	(296,858)	(1,335)	(3,621)
Result from repurchase and exchange of CB	9,009	(72)	1,327
Increases for incorporation	-	-	11,984
Foreign currency exchange difference	(11,082)	(145,461)	(12,556)
Borrowing costs capitalized in property, plant and equipment	6,519	6,677	1,672
Decrease for sale of subsidiaries	-	(27,901)	-
Exchange differences on translation	364,366	1,015,550	114,354
Borrowings at the end of the year	2,145,013	1,170,539	285,766

108

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.2 Details of borrowings:

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2024

Corporate bonds (1)(2)
Class 19 CB	PAMPA		$17,131	Variable	Badlar - 1%	Feb-25	17,594
Class 18 CB	PAMPA	US$	68	Fixed	5.00%	Sep-25	71,575
Class 16 CB	PAMPA	US$	56	Fixed	4.99%	Nov-25	57,872
Class 20 CB	PAMPA	US$	54	Fixed	6.00%	Mar-26	56,086
Class 9 CB	PAMPA	US$	120	Fixed	9.50%	Dec-26	126,523
Class 1 CB	PAMPA	US$	353	Fixed	7.50%	Jan-27	374,621
Class 13 CB	PAMPA	US$	98	Fixed	0.00%	Dec-27	99,383
Class 22 CB	PAMPA	US$	84	Fixed	5.75%	Oct-28	87,407
Class 3 CB	PAMPA	US$	293	Fixed	9.13%	Apr-29	303,089
Class 21 CB	PAMPA	US$	410	Fixed	7.95%	Sep -31	423,148
Class 23 CB	PAMPA	US$	360	Fixed	7.88%	Dec-34	369,387
							1,986,685
Financial loans (3)
	PAMPA	US$	35	Fixed	3.00%	Mar-25	36,998
	PAMPA	US$	40	Fixed	4.25%	Ápr-25	41,709
	PAMPA	US$	15	Fixed	5.40%	Mar-26	15,489
	PAMPA	US$	25	Fixed	3.00%	May-26	25,904
							120,100
Other financial loans (4)
	PAMPA	US$	283	Variable	SOFR + 0%	Aug-25	20,458
	PAMPA	US$	3	Fixed	Between 9.50% and 10.25%	Between Feb-25 and Sep-25	3,033
	GASA	U$S	14,937	Fixed	3.25%	May-25	14,737
							38,228
							2,145,013

(1)	Net of repurchases for a face value of US$ 76.2 million for Class 9 CB and US$ 7.5 million for Class 3 CB.

(2)	During the current year, on February 5, 2024 and June 27, 2024, the Company redeemed all its Class 17 and Class 15 CB for a total amount of $ 5,980 million and $ 18,264 million, respectively. Additionally, the Company paid at maturity the first redemption of Class 9 CB for a US$ 59 million amount net of repurchases. As of the date of issuance of these Consolidated Financial Statements, US$ 47 million FV of the Class 20 CB and $17,131 million at maturity of Class 19 CB, were canceled.

(3)	During the fiscal year ended December 31, 2024, the Company repaid: (i) short-term bank debt with local financial institutions, net of cancellations, for $ 25,968 million; (ii) the last two principal installments of the FINNVERA Credit Facility for US$ 8 million; and (iii) net import financing for the equivalent of US$ 16 million. In addition, it borrowed US$ 130 million net from local banks. Post-closing, the Company borrowed US$ 31 million net bank debt.

(4)	During the fiscal year ended December 31, 2024, the Company received disbursements in the amount of US$ 223 million under the credit facilities taken out with BNP Paribas S.A. in 2020.

109

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

Type of instrument	Company	Currency	Residual value	Interest	Rate	Expiration	Book value as of 12.31.2023

Corporate bonds (1)
Class 17 CB	PAMPA		$5,980	Variable	Badlar + 2%	May-24	7,161
Class 15 CB	PAMPA		$18,264	Variable	Badlar + 0%	Jul-24	23,337
Class 18 CB	PAMPA	US$	72	Fixed	5.00%	Sep-25	58,926
Class 16 CB	PAMPA	US$	56	Fixed	4.99%	Nov-25	45,238
Class 9 CB	PAMPA	US$	179	Fixed	9.50%	Dec-26	148,643
Class 1 CB	PAMPA	US$	597	Fixed	7.50%	Jan-27	493,768
Class 13 CB	PAMPA	US$	98	Fixed	0.00%	Dec-27	77,384
Class 3 CB	PAMPA	US$	293	Fixed	9.13%	Apr-29	236,849
							1,091,306
Financial loans (2)(3)
	PAMPA	US$	8	Variable	SOFR 6M + 4.21%	Nov-24	6,300
	PAMPA		$3,000	Fixed	Between 80% and 110%	Between Apr-24 and Jul-24	4,121
							10,421
Other financial loans (4)
	PAMPA	US$	22	Variable	SOFR + 0.35%	Jul-24	18,386
	PAMPA	US$	12	Variable	SOFR + 0%	Aug-24	9,651
	PAMPA	US$	14	Fixed	Between 13% and 16%	Between Jan-24 and Jun-24	11,530
	PAMPA	CNY	37	Fixed	Between 12% and 12.30%	Between Mar-24 and Nov-24	4,388
							43,955
Bank overdrafts (2)
	PAMPA		$23,140	Fixed	Between 79.00% and 81.00%	Between Jan-24 and Apr-24	24,800
	HIDISA		$56	Fixed	104%	Jan-24	57
							24,857
							1,170,539

(1)	Net of repurchases for a face value of US$ 113.7 million for 2026 CB, US$ 153.0 million of 2027 CB, and US$ 7.5 million for 2029 CB.

(2)	During the fiscal year ended December 31, 2023, the Company took out short-term bank loans with local financial institutions, net of cancellations, for $ 16,535 million and import financing for CNY 37 million. Additionally, it took out import financing, net, for US$ 6.2 million.

(3)	Regarding the FINNVERA credit facility and due to the discontinuation of the Libor benchmark interest rate as from July 2023, on September 5, 2023, Pampa and CACIB (Credit Agricole Corporate & Investment Bank) entered into an amendment to the credit facility replacing the Libor rate with the Term SOFR rate for debt services after November 2023. In this same line, the interest rate hedge agreement associated with the credit facility was also amended.

(4)	During the fiscal year ended December 31, 2023, the Company received disbursements in the amount of US$ 2.0 million under the credit facilities taken out with BNP Paribas S.A. in 2020.

110

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.5.3 Global Program of CB and frequent issuer prospectus

On September 30, 2021, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved to approve the creation of a global corporate bonds program for an amount of up to US$ 2,000 million or its equivalent in other currencies or units of value, in the form of simple corporate bonds non-convertible into shares and/or corporate bonds convertible into shares. The public offering was authorized by the CNV on December 9, 2021.

Subsequently, at the Board of Directors’ meeting held on August 9, 2023, the amount of the program was reduced to US$ 1,400 million to allocate US$ 600 million to the Company’s frequent issuer regime. Such reduction was approved by the CNV in its Provision No. DI-2023-60-APN-GE#CNV dated November 13, 2023.

The Company is registered as a frequent issuer under No. 14 pursuant to Resolution No. DI-2021-4-APN-GE#CNV dated February 26, 2021 of the CNV’s Issuers Management Office, which was ratified by Resolution No. DI-2024-26-APNGE#CNV dated April 30, 2024 of the CNV’s Issuers Management Office.

12.5.4 Issuance of Class 19, 20 and 22 CB

On February 29, 2024, the Company issued Class 19 CB for $ 17,131 million, accruing interest at a variable Badlar rate plus an applicable 1% annual negative margin and maturing on February 28, 2025.

Later, on March 26, 2024, the Company issued Class 20 CB for US$ 55 million accruing interest at a fixed 6% rate and maturing on March 26, 2026, and on May 14, 2024 it reopened for an additional US$ 53 million at an issuance price of US$ 1.0079.

111

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

Finally, on October 4, 2024, the Company issued Class 22 CB with a US$ 83.98 million FV, which will accrue interest at a fixed 5.75% rate and maturing on October 4, 2028.

12.5.5 Tender Offer and Redemption of Class 1 CB - International issuance of Class 21 and 23 CB

On August 26, 2024, Pampa launched the cash tender offer to purchase at par its Class 1 CB issued on January 24, 2017 and maturing in 2027 for US$ 750 million face value at an annual 7.5% fixed interest rate. The repurchase offer ended on September 5, 2024, reaching approximately 53% of the total, equivalent to US$ 397 million.

The funds for the buyback payment, the interest accrued until the offer settlement date and certain issuance costs came from the successful placement of the Class 21 CB, issued on September 10, 2024 for a face value of US$ 410 million, with an annual 7.95% fixed interest rate, an 8.25% yield and maturing on September 10, 2031.

Subsequently, on December 16, 2024 and under the frequent issuer prospectus, Pampa issued Class 23 CB for a US$ 360 million FV and at a fixed annual interest rate and yield of 7.875% maturing in 2034. Funds were primarily destined for the redemption of all the Class 1 CB for a remaining outstanding amount of US$ 353 million, as announced on December 5, 2024.

The redemption took place on January 24, 2025 at a redemption price equivalent to 100% of the outstanding capital amount, plus interest accrued and unpaid as of the redemption date under the terms of Class 1 CB’s trust agreement.

112

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.6 Trade and other payables

	Note	12.31.2024	12.31.2023
Non-Current
Customer guarantees		25	19
Trade payables		25	19

Compensation agreements		73,702	22,264
Finance leases liability		11,653	11,686
Contractual penalty debt		2,099	2,959
Other		513	373
Other payables		87,967	37,282
Total non-current		87,992	37,301

Current
Suppliers		212,610	150,402
Customer advances		14,346	7,138
Related parties	16	13,599	11,808
Trade payables		240,555	169,348

Compensation agreements		12,390	8,686
Liability for acquisition of companies		-	6,844
Finance leases liability		3,754	2,923
Contractual penalty debt		1,679	1,315
Various creditors		3,123	2,684
Other payables		20,946	22,452

Total current		261,501	191,800

Due to the short-term nature of the trade payables and other payables, their carrying amount is considered to be the same as their fair value. For most other non-current debts, fair values are also not significantly different from their book values.

113

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.7 Financial instruments by category

The following table presents financial instruments by category:

As of December 31, 2024	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade and other receivables	510,954	196	511,150	69,177	580,327
Financial assets at amortized cost
Term deposit	82,628	-	82,628	-	82,628
Financial assets at fair value through profit and loss
Government securities	-	714,315	714,315	-	714,315
Corporate bonds	-	113,947	113,947	-	113,947
Shares	-	65,798	65,798	-	65,798
Mutual funds	-	11,690	11,690	-	11,690
Derivative financial instruments	-	979	979	-	979
Cash and cash equivalents	123,681	637,550	761,231	-	761,231
Total	717,263	1,544,475	2,261,738	69,177	2,330,915

Liabilities
Trade and other payables	335,147	-	335,147	14,346	349,493
Borrowings	2,145,013	-	2,145,013	-	2,145,013
Derivative financial instruments	-	2	2	-	2
Total	2,480,160	2	2,480,162	14,346	2,494,508

As of December 31, 2023	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade and other receivables	229,565	1,483	231,048	21,770	252,818
Financial assets at amortized cost
Term deposit	81,511	-	81,511	-	81,511
Notes receivable	3,238	-	3,238	-	3,238
Financial assets at fair value through profit and loss
Government securities	-	313,964	313,964	-	313,964
Corporate bonds	-	64,125	64,125	-	64,125
Shares	-	99,181	99,181	-	99,181
Mutual funds	-	2,653	2,653	-	2,653
Derivative financial instruments	-	250	250	-	250
Cash and cash equivalents	24,977	112,996	137,973	-	137,973
Total	339,291	594,652	933,943	21,770	955,713

Liabilities
Trade and other payables	221,963	-	221,963	7,138	229,101
Borrowings	1,170,539	-	1,170,539	-	1,170,539
Derivative financial instruments	-	191	191	-	191
Total	1,392,502	191	1,392,693	7,138	1,399,831

The categories of financial instruments have been determined according to IFRS 9.

114

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

As of December 31, 2024	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Interest income	31,780	-	31,780	-	31,780
Interest expenses	(134,653)	-	(134,653)	(30,884)	(165,537)
Foreign currency exchange difference, net	(19,422)	(28,433)	(47,855)	40,254	(7,601)
Changes in the fair value of financial instruments	(7,912)	229,026	221,114	-	221,114
Result from present value measurement	(1,913)	-	(1,913)	(4,003)	(5,916)
Other financial results	(12,398)	-	(12,398)	(112)	(12,510)
Total	(144,518)	200,593	56,075	5,255	61,330

As of December 31, 2023	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Interest income	1,749	-	1,749	-	1,749
Interest expenses	(88,750)	(598)	(89,348)	(13,591)	(102,939)
Foreign currency exchange difference, net	80,790	(113,225)	(32,435)	75,985	43,550
Changes in the fair value of financial instruments	-	115,061	115,061	-	115,061
Result from present value measurement	(630)	-	(630)	(2,964)	(3,594)
Other financial results	(49)	-	(49)	(2,284)	(2,333)
Total	(6,890)	1,238	(5,652)	57,146	51,494

As of December 31, 2022	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value through profit and loss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Interest income	768	-	768	-	768
Interest expenses	(23,990)	-	(23,990)	(5,795)	(29,785)
Foreign currency exchange difference, net	3,389	(12,729)	(9,340)	20,738	11,398
Changes in the fair value of financial instruments	-	17,543	17,543	-	17,543
Result from present value measurement	(231)	-	(231)	(1,809)	(2,040)
Other financial results	(1,455)	-	(1,455)	(591)	(2,046)
Total	(21,519)	4,814	(16,705)	12,543	(4,162)

115

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

12.8 Fair value of financial Instruments

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

-	Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.
-	Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).
-	Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2024 and 2023:

As of December 31, 2024	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	714,315	-	-	714,315
Corporate bonds	113,947	-	-	113,947
Mutual funds	11,690	-	-	11,690
Shares	37,671	-	28,127	65,798
Cash and cash equivalents
Mutual funds	637,550	-	-	637,550
Derivative financial instruments	-	979	-	979
Other receivables
Guarantee deposits on derivative financial instruments	196	-	-	196
Total assets	1,515,369	979	28,127	1,544,475

Liabilities
Derivative financial instruments	-	2	-	2
Total liabilities	-	2	-	2

116

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

As of December 31, 2023	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and loss
Government securities	313,964	-	-	313,964
Corporate bonds	64,125	-	-	64,125
Mutual funds	2,653	-	-	2,653
Shares	71,141	-	28,040	99,181
Cash and cash equivalents
Mutual funds	112,996	-	-	112,996
Derivative financial instruments	-	250	-	250
Other receivables
Guarantee deposits on derivative financial instruments	1,483	-	-	1,483
Total assets	566,362	250	28,040	594,652

Liabilities
Derivative financial instruments	-	191	-	191
Total liabilities	-	191	-	191

The value of the financial instruments negotiated in active markets is based on the market quoted prices as of the date of these Consolidated Financial Statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in Level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in Level 2.

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in Level 3.

The techniques used for the measurement of assets at fair value with changes in profit (loss), classified as Level 2 and 3, are detailed below:

-	Derivative Financial Instruments: calculated from variations between market prices at the closing date of the year, and the amount at the time of the contract .

117

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 12: (Continuation)

-	Shares: it was determined using the income-based approach through the “Indirect Cash Flow” method, that is, the net present value of expected future cash flows, mainly through the collection of dividends taking into consideration the direct equity interest of 2.84% and 3.19%, and the additional equity interest of 2.18% and 2.46% through HIDISA and HINISA, in TJSM and TMB, respectively, resulting from the Federal Government’s restructuring of assets in the energy sector. This restructuring resulted in TMB’s and TJSM’s share transfer from the Federal Government to ENARSA, considering 18.1% and 16.6% discount rate as of December 31, 2024 and 2023, respectively. The key assumptions were prepared based on estimates on the future behavior of certain sensitive variables, including: (i) the dividend distribution policy; (ii) reference prices for energy sold in the spot market; (iii) projections of the availability and dispatch of power plants; (iv) the evolution of structural costs and expenses; (v) macroeconomic variables such as inflation and exchange rates, etc. The Company recognised earnings and losses as a result of changes in the fair value of financial instruments classified as level 3, under the item “Other financial results” of the Consolidated Statement of Comprehensive Income. Current values may substantially differ from projections, mainly on account of: i) the timeliness and magnitude of the distribution of dividends, ii) the timeliness and magnitude of energy price updates, and/or iii) the evolution of costs. The Company estimates that any sensitivity analysis that considers changes in any of the estimates taken individually may lead to distorting conclusions, generating an adverse effect on the Company’s results.

NOTE 13: EQUITY COMPONENTS

13.1 Share capital

As of December 31, 2024, the share capital amounts to $ 1,364 million, including approximately $ 4 million treasury shares.

The following table shows the translation differences originated in the share capital and share capital adjustment account, to comply with the CNV Rules:

	12.31.2024
	Share capital	Share capital adjustment
At the beginning of the year	27,854	145,729
Variation of the year	8,078	42,266
At the end of the year	35,932	187,995

	12.31.2023
	Share capital	Share capital adjustment
At the beginning of the year	5,117	26,760
Variation of the year	22,737	118,969
At the end of the year	27,854	145,729

118

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 13: (Continuation)

13.1.1. Share repurchase programs

Taking into consideration the market volatility and the persisting divergence between the Company’s share price and the economic reality its assets currently or potentially have, which is detrimental to the interests of its shareholders, and considering the Company’s history of strong cash position and fund availability, the Board of Directors has implemented several share repurchase programs, considering in each case that treasury shares may not exceed the 10% capital stock capitalization.

During fiscal year 2022, the Company indirectly acquired 0.9 million ADRs for a value of $18.2 million, which were fully canceled. In fiscal year 2023, the Company did not acquire any own shares.

During fiscal `year 2024, the Company’s Board of Directors approved a plan for the acquisition of the own shares, which effectiveness was conditional upon the ADR and share prices being below US$ 50 and $ 2,664, respectively.

As of the date of issuance of these Consolidated Financial Statements, the 2024 Repurchase Program is no longer in effect and no treasury shares have been acquired under this plan.

13.1.2 Stock Compensation Plan

As of December, 31 2024, 4 million remained in treasury to be delivered to employees under such plan (see Note 4.15).

13.1.3 Capital reductions

On April 27, 2022, General Ordinary and Extraordinary Shareholders’ Meeting resolved to reduce the Company’s capital stock by canceling 2.8 million shares which took place during October 2022. This reduction was registered with the Public Registry on September 14, 2022.

On April 26, 2023, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved to reduce the capital stock through the cancellation of 20.1 million shares, the reduction taking effect in May 2023. This reduction was registered with the Public Registry on June 28, 2023.

119

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 13: (Continuation)

13.2 Earnings per share

Basic earnings per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the year. Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted earnings per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earnings per share equal to the basic. As of December 31, 2024, 2023 and 2022, the Company does not hold any significant potential dilutive shares, therefore there are no differences with the basic earning per share.

	12.31.2024	12.31.2023	12.31.2022
Earning attributable to equity holders of the Company	564,587	34,488	64,859
Weighted average amount of outstanding shares	1,360	1,366	1,381
Basic and diluted earnings per share	415.14	25.25	46.97

13.3 Profit distributions

Dividends distributed to individuals, undivided estates or beneficiaries residing abroad, derived from profits generated during fiscal years beginning on or January 1, 2018 are subject to a 7% withholding tax (see Note 2.6.1.2). The distribution of dividends is made based on the Company’s Stand-Alone Financial Statements which are presented in pesos, the legal currency in Argentina, pursuant to regulatory requirements.

120

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 14: STATEMENT OF CASH FLOWS’ COMPLEMENTARY INFORMATION

14.1 Adjustments to reconcile net profit to cash flows generated by operating activities

	Note	12.31.2024	12.31.2023	12.31.2022
Income tax	10.6	(90,158)	132,557	19,389
Accrued interest		96,503	79,814	25,294
Depreciations and amortizations	9, 10.1 and 10.2	315,287	79,508	27,731
Share of profit from associates and joint ventures	5.3.2	(145,570)	(4,541)	(16,089)
Profit from sale/adquisition of companies´ interest		(33,128)	(6,262)	-
Results for property, plant and equipment sale and derecognition	10.4	(10,695)	1,192	(248)
Result for intangible assets sale	10.4	-	-	(252)
Impairment of property, plant and equipment, intangible assets and inventories		34,058	30,784	4,925
Impairment (Recovery of impairment) of financial assets		48,932	(283)	477
Result from present value measurement	10.5	5,916	3,594	2,040
Changes in the fair value of financial instruments		(202,813)	(94,399)	(15,244)
Exchange differences, net		(1,713)	(48,173)	(12,173)
Result from repurchase and exchange of CB	10.5	9,009	(72)	1,327
Readjustment of investment plan	10.4	-	-	1,011
Costs of concessions agreements completion	10.4	5,287	695	-
Contractual indemnity	10.4	-	(1,361)	-
Contractual penalty	10.4	-	1,361	-
Compensation for arbitration award	10.4	-	-	(6,447)
Provision for contingecies, net	10.4	1,447	4,116	489
Provision for environmental remediation	10.4	2,937	1,820	66
Accrual of defined benefit plans	9 and 10.2	25,637	7,150	1,778
Fair value of consortiums' previous interest	10.4	-	(2,485)	-
Impairment of other receivables	10.4	-	1,613	-
Ecuador's transactional agreement	10.4	-	1,503	-
Expenses recovery	10.4	(9)	(2,884)	-
Compensation agreements	10.2	60,514	17,475	2,825
Derecognition of unproductive wells	10.3	20,330	1,702	-
Earned dividends	10.4	-	(75)	-
Other		(171)	(472)	(20)
Adjustments to reconcile net profit to cash flows from operating activities		141,600	203,877	36,879

121

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 14: (Continuation)

14.2 Changes in operating assets and liabilities

	12.31.2024	12.31.2023	12.31.2022
Increase in trade receivables and other receivables	(357,470)	(5,949)	(21,997)
Increase in inventories	(23,501)	(28,926)	(4,197)
Increase in other assets	(8)	-	-
Increase (Decrease) in trade and other payables	44,501	(39,842)	1,482
Increase in salaries and social security payables	24,319	9,823	2,740
Defined benefit plans payments	(2,804)	(839)	(381)
Increase in tax liabilities	10,049	6,183	2,841
(Decrease) Increase in provisions	(19,657)	(2,304)	19
Income tax payment	(174)	(30)	(397)
Collection (Payments) for derivative financial instruments, net	312	(1,585)	(692)
Changes in operating assets and liabilities	(324,433)	(63,469)	(20,582)

14.3 Significant non-cash transactions

	12.31.2024	12.31.2023	12.31.2022

Acquisition of property, plant and equipment through an increase in trade payables	(100,135)	(61,399)	(13,015)
Borrowing costs capitalized in property, plant and equipment	(6,519)	(6,677)	(1,672)
Compensation trade receivables through an increase in financial assets at fair value through profit and loss	(47,000)	-	-
Credit for equity interests in areas sales	13,783	-	-
Increase of property, plant and equipment through exchange of assets	-	(8,684)	-
Increase in right-of-use assets through an increase in other liabilities	-	(7,300)	(126)
(Decrease) Increase in asset retirement obligation and wind turbines decommision through property, plant and equipment	(4,401)	1,232	(195)
Increase in intangible assets through the reduction of other receivables	(603)	-	-
Acquisition of subsidiary by delivering financial assets at fair value through profit and loss	-	-	(6,009)
Decrease in associate´s equity interest through increase in other recivables	-	-	862
Receivables for acquisition of subsidiary	-	-	1,182

122

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 15: CONTINGENT LIABILITIES AND ASSETS

We hereinafter detail the nature of significant proceedings as of December 31, 2024, not considered as probable by the Company based on the opinion of the Company’s internal and external counselors.

15.1 Labor Claim – Compensatory Plan

The Company faces several legal proceedings associated with the Defined Benefit Plan “Compensatory Plan” (see Note 11.8). We hereinafter describe the nature of currently pending labor claims:

-	Claims on considering that the index (CPI) used to update the plan benefits is ineffective to keep their “constant value”. In two of the causes, the Company obtained a favorable judgment, which has been appealed by the plaintiff. On the other hand, the Company received an adverse judgment in a claim, consequently, the Company has filed an appeal before the applicable Chamber.
-	Claims on an alleged underfunding of the plan upon the elimination of the Company’s contributions based on earnings. The Company obtained a favorable first-instance judgment. The plaintiff filed an appeal, which was sustained by the Commercial Chamber. Against said pronouncement, the Company filed a Federal Extraordinary Appeal before the CSJN, which was disallowed by the Appeals Chamber. Consequently, the Company filed a petition in error before the CSJN and an appeal on the grounds of unconstitutionality before the Supreme Court of Justice of the Autonomous City of Buenos Aires, this Court requested the Chamber to refer back the proceedings and ordered the hearing of the unconstitutionality appeal the Chamber had dismissed. In view of the Chamber's dismissal, the file was sent to the CSJN, which will settle the dispute over jurisdiction.

15.2 Tax claim

-	Tax on Liquid Fuels and Natural Gas:

The AFIP filed a claim in the amount of $ 54 million against the Company for an alleged omission in the payment of Taxes on Liquid Fuels and Natural Gas during fiscal periods January 2006 through August 2011, plus compensatory interest and a penalty of $ 38 million for such omission. The tax entity supports its claim on the allegation that the tax benefit granted to sales to areas declared exempt by the tax law has been misappropriated. The proceeding is currently being heard before the Federal Tax Court, and the evidentiary period has been completed.

15.3 Environmental claims

-	The Association of Land Owners of Patagonia (ASSUPA) has brought a complaint for an indefinite amount against the Company and other companies seeking the restoration of the environment to the state prior to the exploration, exploitation, production, storage and transportation of hydrocarbon works conducted by the plaintiffs and the prevention of alleged future environmental impacts on certain areas in the Austral Basin. The National Government and the Provinces of Santa Cruz and Tierra del Fuego have been summoned as third parties. The proceeding is at the complaint answer stage.

123

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 15: (Continuation)

-	ASSUPA has instituted a complaint before the CSJN against 10 companies, including the Company. The National Government and the Provinces of Buenos Aires, La Pampa, Mendoza, Neuquén and Río Negro have been summoned as third parties. The main claim seeks that the plaintiffs should be ordered to redress the alleged environmental damage caused by the hydrocarbon activity developed in the Neuquina Basin and to set up the environmental restoration fund provided for by section 22 of the General Environmental Law. Subsidiarily, and in case restoration is not possible, it seeks the redress of the allegedly sustained collective damages for an amount estimated at US$ 547 million based on a United Nations Development Program report. The proceeding is in the complaint answer stage.
-	Fundación SurfRider Argentina has requested the performance of preliminary proceedings on account of alleged indications of environmental damage in the City of Mar del Plata. The plaintiff seeks the recomposition of the alleged environmental damage having collective impact, or the compensation for the alleged damages caused by all companies owning gas stations in the coastal area of the City of Mar del Plata for an alleged fuel leakage from gas stations’ underground storage tanks into the water, soil and marine system. The Foundation estimates damages in the amount of $ 200 million. The parties agreed on a stay of the procedural time limits to evaluate the possibility of reaching an agreement with some co-defendants. Subsequently, the partial agreement reached between the plaintiff and some co-defendants was ratified. On its part, the Company has requested to be severed from the proceeding as it does not currently own any service station. However, it should be noted that some service station owners (which have sued the Company), have submitted agreements entered into with the plaintiff for their ratification under the proceeding. Some of them have already been ratified —and the plaintiff was deemed to have partially waived the action and rights against the owners of these service stations and also against the Company regarding them—, whereas others are in the ratification stage.

15.4 Civil and Commercial Claims

-	The “Consumidores Financieros Asociación Civil Para Su Defensa” claim the nominal amount of US$ 3,650 million as compensation for damages, Pampa, Petrolera Pampa S.A. and certain Pampa directors in office during 2016 being co-plaintiffs together with Petroleo Brasileiro S.A. A complaint has been brought against Petrobras Brasil for the depreciation of the share quotation value as a result of the “lava jato operation” and the so-called “Petrolao”, and the plaintiffs claim Pampa and the directors’ joint and several liability alleging the acquisition of indirect control in Petrobras Argentina S.A. may have thwarted the enforcement of a possible judgment favorable to the plaintiff (for up to the amount of the price paid by Pampa for the acquisition of control over Petrobras Argentina S.A.). In view of the Arbitration Court’s decision declaring the dismissal of the main claim upon the failure to pay the arbitration fee, the plaintiff filed an extraordinary appeal before the Commercial Court of Appeals, which was finally rejected. The Association filed a petition in error against this decision, which is currently under analysis by the CSJN.

We hereinafter detail the nature of significant legal proceedings brought by the Company as of December 31, 2024 where the related inflows of economic benefits are estimated to be probable by the Company.

124

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 15: (Continuation)

15.5 Administrative claims

-	CTLL (currently Pampa) filed two administrative litigation complaints against the Federal Government for breach of contract, the first one for the January 2016 - March 2016 period, and the second one for the April 2016 - October 2018 period. In these complaints, CTLL claims that CAMMESA’s decision regarding the renewal and recognition of costs associated with natural gas supply agreements should be reversed and that, subsidiarily, sustained damages should be redressed. Currently, both cases are pending judgment.
-	Upon the determination of the expiration of the Veta Escondida block concession granted by the Province of Neuquén, the Company filed a declaratory judgment action to achieve certainty under the original jurisdiction of the CSJN pursuant to section 322 of the Federal Code of Civil and Commercial Procedure. Currently, after the opinion rendered by the National Attorney General, the proceeding is pending judgment by the CSJN.

-	On March 31, 2021, the Company submitted a Preliminary Administrative Claim (RAP) against the National Ministry of Economy (MECON) to claim the owed amount, plus the applicable interest, assumed by the Federal Government during the term of validity of PEN Executive Order No. 1,053/18 on account of the exchange difference between the price of the gas purchased by gas distributors and that recognised in their final tariffs during the April 2018 - March 2019 period. Upon the expiration of the term for MECON to state its position on the RAP, the Company brought a complaint against the Federal Government, which was timely answered. The case is currently open for evidence.

15.6 Civil and Commercial Claims

-	EcuadorTLC (currently Pampa Bloque 18), in its capacity as assignee of the Ecuadorian company Petromanabí S.A., filed an international arbitration proceeding against the Republic of Ecuador seeking the payment of 12% of the Settlement Value, the latter pursuant to the terms of the Hydrocarbon Exploration and Crude Oil Exploitation Participation Agreement in Block 18 entered into on December 19, 1995 and/or the Hollín Common Field Unified Exploitation Operating Agreement executed on August 7, 2002 and amendments. The arbitration is conducted according to the Arbitration Rules of the United Nations Commission on International Trade Law, the applicable law is Ecuadorian law, and the seat of arbitration is the City of Santiago de Chile. In 2021, the first stages of the international arbitration proceeding have already begun. As of the issuance of these Consolidated Financial Statements, the arbitration proceeding is ongoing.
-	The Company has instituted an international arbitration proceeding against High Luck Group Limited - Argentina (“HGL”) branch as a result of certain breaches to the Participation Assignment Agreement and the Joint Operation Agreement for the Chirete Block entered into on April 1, 2015. On August 23, 2023, the Arbitration Court issued a Partial Award, court costs being payable by the defendant, declaring that HGL had breached the above-mentioned Agreement, without this fact entitling the Company to exercise the reversal option stipulated therein. On August 21, 2024, the ICC notified the parties of the Final Award issued by the Court on August 14, 2024, ruling that: (i) HLG incurred material and serious breach of the obligations taken on as operator; (ii) the lack of compliance described in the preceding item entitled Pampa to remove HLG as operator; and (iii) HLG will pay Pampa 100% of the arbitration costs.

125

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 16: RELATED PARTIES´ TRANSACTIONS

16.1 Balances with related parties

As of December 31, 2024	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	168	-	-	-
TGS	10,539	3,889	7,651	11,205
Transener	63	-	148	62
Other related parties
SACDE	85	-	3,417	2,332
	10,855	3,889	11,216	13,599

As of December 31, 2023	Trade receivables	Other receivables		Trade payables
	Current	Non Current	Current	Current
Associates and joint ventures
CTB	571	-	-	-
TGS	3,006	9,040	5,218	5,992
Transener	15	-	85	14
Other related parties
SACDE	290	-	42	5,802
Other	-	-	455	-
	3,882	9,040	5,800	11,808

126

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

16.2 Operations with related parties

Operations for the year	Sales of goods and services (1)			Purchases of goods and services (2)			Fees and compensation for services (3)				Other operating income (expenses), net (4)
	2024	2023	2022	2024	2023	2022	2024		2023	2022	2024		2023	2022
Associates and joint ventures
CTB	1,474	645	242	-	-	-	-		-	-	-		-	-
Greenwind	-	-	47	-	-	-	-		-	-	-		-	-
Refinor	-	-	1,435	-	-	(1,222)	-		-	-	-		-	-
TGS	47,200	12,429	6,718	(70,956)	(17,035)	(7,131)	-		-	-	-		-	-
Transener	-	-	-	(134)	(42)	(50)	-		-	-	423		126	30

Other related parties
Fundación	-	-	-	-	-	-	-		-	-	(1,805)	-	(566)	(247)
SACDE	-	-	-	(95,356)	(25,108)	(10,538)	(125)		-	-	270		87	18
Salaverri, Dellatorre, Burgio & Wetzler	-	-	-	-	-	-	(731)	-	(303)	(83)	-		-	-
Other	-	-	-	(110)	(35)	(3)	-	-	-	-	-		-	-
	48,674	13,074	8,442	(166,556)	(42,220)	(18,944)	(856)		(303)	(83)	(1,112)		(353)	(199)

(1)	Corresponds mainly to advisory services provided in the field of technical assistance and sales of gas and refined products.
(2)	Correspond to natural gas transportation services, purchases of refined products and other services imputed to cost of sales for $ 71,200 million, $ 17,112 million and $ 8,487 million and infrastructure works contracted to SACDE imputed in property, plant and equipment for $ 95,356 million, $ 25,108 million and $ 10,457 million, of which $ 19,146 million, $ 5,566 million and $ 2,161 million correspond to fees and general expenses calculated on the costs incurred by SACDE and/or Pampa to carry out these for the years ended December 31, 2024, 2023 and 2022, respectively.
(3)	Disclosed within administrative expenses.
(4)	Corresponds mainly to donations and income from operating leases.

127

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

Operations for the year	Financial income (1)			Financial expenses (2)			Dividends collection			Dividends distributed
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Associates and joint ventures
OCP	-	-	-	-	-	-	6,955	-	1,240	-	-	-
TGS	1,065	493	271	-	-	-	-	-	-	-	-	-
Transener	8	1	-	-	-	-	-	-	-	-	-	-

Other related parties
EMESA	-	-	-	-	-	-	-	-	-	-	(476)	(30)
Oldelval	-	-	-	-	-	-	-	73	-	-	-	-
TJSM	-	-	-	-	-	-	-	2	-	-	-	-
Other	-	15	-	(4)	(13)	(9)	-	-	-	(37)	-	-
	1,073	509	271	(4)	(13)	(9)	6,955	75	1,240	(37)	(476)	(30)

(1)	Corresponds mainly to financial leases and accrued interest on borrowings granted.
(2)	Corresponds mainly to interest and commissions on borrowings received.

128

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 16: (Continuation)

16.3 Key management personnel remuneration

The total remuneration accrued in favor of Directors and Executive Officers during the fiscal years ended December 31, 2024, 2023 and 2022 amounts to $ 66,135 million ($ 5,621 million for directors’ and syndics’ fees and $ 60,514 million for Stock Compensation Plans and Compensation Agreements), $ 19,412 million ($ 1,937 million for directors’ and syndics’ fees and $ 17,475 million for Stock Compensation Plans and Compensation Agreements), and $ 3,698 million ($ 873 million for directors’ and syndics’ fees and $ 2,825 million for Stock Compensation Plans and Compensation Agreements), respectively.

129

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 17: ASSETS AND LIABILITIES IN CURRENCIES DIFERENT FROM THE ARGENTINE PESO (1)

	Type	Amount in currencies other than pesos	Exchange rate (2)	Total 12.31.2024	Total 12.31.2023

ASSETS

NON-CURRENT ASSETS
Financial assets at fair value through profit and loss	US$	2.1	1,032.00	2,145	-
Other receivables	US$	61.2	1,032.00	63,193	13,045
Total non-current assets				65,338	13,045

CURRENT ASSETS

Financial assets at fair value through profit and loss	US$	757.3	1,032.00	781,575	390,799
	U$	-	23.42	-	1
Financial assets at amortized cost	US$	80.1	1,032.00	82,628	84,749
Derivative financial instruments	US$	0.9	1,032.00	968	229
Trade and other receivables	US$	210.4	1,032.00	217,113	133,422
	CLP	2,483.3	1.04	2,572	1,021
	U$	0.2	23.42	5	-
Cash and cash equivalents	US$	682.9	1,032.00	704,730	79,692
	CLP	3.7	1.04	4	1
	EUR	0.0	1,074.31	1	1
Total current assets				1,789,596	689,915
Total assets				1,854,934	702,960

LIABILITIES

NON-CURRENT LIABILITIES
Provisions	US$	115.3	1,032.00	118,979	112,738
Borrowings	US$	1,373.0	1,032.00	1,416,917	989,182
Other payables	US$	84.8	1,032.00	87,479	33,334
Total non-current liabilities				1,623,375	1,135,254

CURRENT LIABILITIES
Provisions	US$	5.7	1,032.00	5,926	3,691
Tax liabilities	US$	0.0	1,032.00	2	2
	CLP	0.3	1.04	-	777
Salaries and social security payable	US$	0.19	1,032.00	199	20
	CLP	0.89	1.04	1	-
Derivative financial instruments	US$	-	1,032.00	-	189
Borrowings	US$	688.5	1,032.00	710,502	117,493
	CNY	-	-	-	4,388
Trade and other payables	US$	169.1	1,032.00	174,544	154,698
	EUR	2.1	1,074.31	2,263	1,959
	CLP	617.1	1.04	639	-
	CNY	-	141.38	-	1,045
	SEK	4.5	93.61	423	321
	U$	0.18	23.42	4	2
Total current liabilities				894,503	284,585
Total liabilities				2,517,878	1,419,839
Net Position Liability				(662,944)	(716,879)

(1)	Information presented to comply with the CNV Rules.
(2)	Exchange rate in force on December 31, 2024 according to the BNA for U.S. dollars (U$S), euros (EUR), Chilean pesos (CLP), Swedish Kronor (SEK), Yuan R. China (CNY) and Uruguayan pesos (U$).

130

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 18: INVESTMENT COMMITMENTS

18.1 Development and evacuation projects in Vaca Muerta

Rincón de Aranda’s development

The Company focuses its investments in the development and exploitation of its unconventional oil and gas reserves in the Rincón de Aranda block in the Vaca Muerta formation. The development plan began in August 2024, with an active well drilling campaign and the construction of facilities and treatment plants. Investments are estimated to exceed US$ 1,500 million over the next three years aiming to reach a production of 45 kbbl/day by the end of 2027.

Vaca Muerta Sur Project

On December 13, 2024, the Company entered into a shareholders’ agreement in VMOS with YPF S.A., Vista Energy Argentina S.A.U. and Pan American Sur S.A. On December 18, 2024, Pluspetrol S.A. celebrated its incorporation as a shareholder, consequently the Company's stake in VMOS amounts to 14.0845% as of December 31, 2024.

VMOS will develop the Vaca Muerta Sur project, consisting of the construction, development and operation of an approximate 437km long pipeline from Allen to Punta Colorada, Province of Río Negro, with a capacity of up to 550,000 barrels of crude oil per day (“bpd”), expandable up to 700,000 bpd, a loading and unloading terminal equipped with interconnected mooring buoys, a tank farm, and other associated accessory facilities for transportation, storage, dispatch, shipment and export of crude oil and other liquid products.

An estimated US$ 3,000 million investment is anticipated, to be partially funded with external financing and, to a lesser extent, with capital contributions from shareholders, with the first stage of commercial operation expected to begin during the first half of 2027.

Under said project, VMOS has applied for a transportation authorization and adherence to the RIGI as a “Long Term Strategic Export Project”, considering it essential to evacuate the crude oil production from the Vaca Muerta formation, and allowing for an increase in said formation’s crude oil production and export and opening new markets to Argentine oil, also contributing to the development of the country through foreign currency inflows and employment generation.

Regarding the shareholding in VMOS, the Company signed a firm transportation contract with a transportation, storage and dispatch capacity of 50,000 bpd for the Allen - Punta Colorada pipeline section, which will allow to evacuate the incremental production of the Rincón de Aranda block.

The aforementioned evacuation capacity is complemented by the firm transportation contract, entered into in 2022 with Oldelval, for a 6,302-bpd dispatch capacity for the Allen - Puerto Rosales pipeline section until the termination of Oldelval’s transportation concession in 2037. Additionally, the Company signed a contract with Oiltanking Ebytem to increase the dispatch capacity by 6,302 bpd and the storage capacity by 37,789 barrels exclusively for oil exports.

131

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 18: (Continuation)

Lastly, in 2024 the Company signed a firm transportation contract with YPF for the Loma Campana - Allen pipeline section for a transportation capacity of 6,302 bpd in Phase 1 and 56,608 bpd in Phase 2.

FLNG Project

On November 29, 2024, the Company resolved to approve its initial 20% stake in Southern Energy S.A. (“SESA”) , with Pan American Energy S.A. (“PAE”), Wintershall Dea Argentina (“Wintershall”), YPF y Golar FLNG Subholding Company Limited (“Golar”) as partners.

SESA will develop a gas liquefaction project (the “FLNG Project”), which includes the installation of a liquefaction vessel in the Gulf of San Matías, province of Río Negro, and the construction of all ancillary and complementary facilities. The project is expected to start operations by the end of 2027.

SESA applied to adhere to the RIGI as a “Long Term Strategic Export Project”, considering that the project will position Argentina in the world LNG market, favoring the generation of foreign exchange inflows, job creation and local supplier development.

Specifically, the project is strategic to monetize the Company’s natural gas reserves, with the commitment to supply natural gas from fields in the Neuquina Basin, in the Vaca Muerta formation.

18.2 Investment commitment for the exploration and exploitation of hydrocarbons

As of the issuance of these Consolidated Financial Statements, the Company has committed investments until 2027 for an estimated total amount of US$ 217 million, including commitments associated with the participations detailed in Note 5.4.

NOTE 19: INCIDENTS AT HINISA

On January 11, 2025, there was a strong storm in San Rafael, Province of Mendoza, with rainfall exceeding historical records causing an extraordinary flooding of the Atuel River, inflicting serious damage along the Atuel Canyon. The affected facilities included the Nihuil II and III plants, which, severely damaged, were forced out of service.

The applicable claims were filed with the insurance companies, initiating the claim settlement process and official communications to the authorities.

As of the issuance of these Consolidated Financial Statements, HINISA is assessing the state of the affected equipment.

132

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 20: LEASES

20.1 Lessee

The Company leases a key part for thermal power plants operation for a 20-year term and has entered into certain oil services agreements (mainly gas compression services) which, considering their characteristics, contain the lease of the assets for the rendering of the services with terms ranging between 2 and 6 years.

The terms of the lease agreements are negotiated on an individual basis and comprise a broad range of terms and conditions.

The evolution of right-of-use assets and lease liabilities recognised as of December 31, 2024 and 2023 is disclosed below:

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 20: (Continuation)

20.1.1 Right of use assets

	Original values
Type of good	At the beginning	Increase	Increase for incorporation	Decrease	Transfers	Traslate Effect	At the end

Machinery and equipment	21,395	52	-	-	(1,268)	5,842	26,021
Advances to suppliers	5,604	-	-	-	(6,664)	1,060	-
Administrative offices	-	-	965	(1,044)	-	79	-
Total at 12.31.2024	26,999	52	965	(1,044)	(7,932)	6,981	26,021
Total at 12.31.2023	3,518	7,300	-	(103)	-	16,284	26,999

	Amortization
Type of good	At the beginning		For the year	Traslate Effect	At the end
		Decrease

Machinery and equipment	(9,740)	-	(2,004)	(2,947)	(14,691)
Administrative offices	-	74	(74)	-	-
Total at 12.31.2024	(9,740)	74	(2,078)	(2,947)	(14,691)
Total at 12.31.2023	(1,997)	-	(233)	(7,510)	(9,740)

	Net book values
Type of good	At 31.12.2024	At 12.31.2023

Machinery and equipment	11,330	11,655
Advances to suppliers	-	5,604
Total at 12.31.2024	11,330
Total at 12.31.2023		17,259

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 20: (Continuation)

20.1.2 Lease liabilities

	12.31.2024	12.31.2023	12.31.2022
At the beginning of the year	14,609	2,108	1,340
Increases	52	5,203	126
Result from measurement at present value (1)	1,701	600	317
Transfers	(1,268)	-	-
Reversal of unused amounts	(53)	(103)	(101)
Payments	(3,394)	(584)	(411)
Exchange differences on translation	3,760	7,385	837
At the end of the year	15,407	14,609	2,108

(1)	Included in Other financial results.

As of December 31, 2024 and 2023, this liability is disclosed under Other current payables in the amounts of $ 3,754 million and $ 2,923 million and Other non-current payables for $ 11,653 million and $ 11,686 million, respectively.

The following table includes an analysis of the Company lease liabilities, grouped according to their maturity dates. The amounts shown in the table are the contractual undiscounted cash flows:

12.31.2024
Less than three months	1,308
Three months to one year	2,446
One to two years	3,344
Two to three years	2,660
Three to four years	1,984
Four to five years	1,984
More than five years	14,276
Total	28,002

20.1.3 Short-term or low value leases

As of December 31, 2024 and 2023, the Company has recognised administrative costs and expenses in the amounts of $ 3,369 million, $ 1,787 million and $ 839 million respectively, on account of lease payments associated with short-term leases.

135

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 20: (Continuation)

20.2 Lessor

20.2.1 Financial leases

Corresponding to the financing granted to TGS for the sale of certain property, plant and equipment belonging to the Oil & Gas business segment. This agreement was entered into on August 11, 2016 and consists of the collection of 119 monthly consecutive installments of US$ 623 thousand, without considering taxes, and a purchase option for a like amount payable at the end of the 120 months of the contract life.

As of December 31, 2024 and 2023, this receivable is disclosed under Other current receivables in the amounts of $ 7,651 million and $ 5,098 million, respectively and under Other non-current receivables for $ 3,889 million and $ 9,041 million, respectively.

The following table includes an analysis of the Company receivable, grouped according to its maturity dates. The amounts shown in the table are the contractual undiscounted cash flows:

12.31.2024
Less than three months	1,699
Three months to one year	5,307
One to two years	4,456
Total	11,462

20.2.2 Operating leases

The Company has executed lease agreements to install commercial and administrative offices in Pampa Energía S.A.’s building, located in Maipú 1, Autonomous City of Buenos Aires, for three to five years terms.

Future minimum collections from operating leases as of December 31, 2024 are detailed below:

12.31.2024
Less than three months	195
Three months to one year	588
One to two years	746
Two to three years	35
Total	1,564

Total income from operating leases for the fiscal year ended December 31, 2024, 2023 and 2022 amounts to $ 698 million, $ 312 million and $ 136 million, respectively.

136

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 21: TERMINATION OF HYDROELECTRIC CONCESSIONS

As the hydroelectric concessions timely granted by the Federal Government and, in some cases, by the Provinces approach expiration, on March 10, 2022, SE Resolution No. 130/22 was published, creating a Concessioned Hydroelectric Exploitations Team (“ETAHC”) to evaluate the status of the hydropower concessions under national jurisdiction, including HIDISA, HINISA, and HPPL.

Through Executive Orders No. 1,021/24 and 1,085/24, the Province of Mendoza established a 12-month transition period for HINISA’s concession as from June 1, 2024, the concession contract’s expiration date, allowing the exploitation of the water resource during such period. It was also determined that the Undersecretary of Energy and Mining would exercise control activities during such period. Moreover, SE Resolution No. 98/24 reduced the concession contract’s transition period to 6 months, extendable for a like period; through SE Resolution No. 383/24, it was extended for a 6-month period. According to the information provided, the new transition period’s termination date will be June 1, 2025.

On October 19, 2024, HIDISA’s concessions —one for the assets and the use of water resources, granted by the Province of Mendoza, and the other for the generation of electric power, granted by the Federal Government— expired. On October 18, 2024, through Executive Order No. 2,096/24, the Province of Mendoza set a 12-month transition period as from the expiration date and established that the Undersecretary of Energy and Mining of the Ministry of Energy and Environment would act as overseer. At the national level, through SCEyM Resolution No. 01/24, the Secretariat of Energy and Mining Coordination established a transition period until June 1, 2025, and appointed the Undersecretary of Electric Energy as overseer.

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Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 22: DOCUMENTATION KEEPING

On August 14, 2014, the CNV issued General Resolution No. 629, which introduced modifications to the provisions applicable to the keeping and conservation of corporate and accounting books and commercial documentation. To such effect, the Company, have sent non-sensitive work papers and information corresponding to the periods not covered by the statute of limitations for their keeping in the Administración de Archivos S.A. (AdeA)’s data warehouse located at Ruta 36, km 34.5, Florencio Varela, Province of Buenos Aires and in the Iron Mountain Argentina S.A.’s data warehouses located at the following addresses:

-	Azara 1245 – C.A.B.A.
-	Don Pedro de Mendoza 2163 – C.A.B.A.
-	Amancio Alcorta 2482 - C.A.B.A.
-	San Miguel de Tucumán 601, Carlos Spegazzini, Municipality of Ezeiza, Province of Buenos Aires.

A list of the documentation delivered for storage, as well as the documentation provided for in Article 5.a.3) Section I, Chapter V, Title II of the PROVISIONS (2013 regulatory provisions and amending rules), is available at the Company headquarters.

NOTE 23: OIL AND GAS RESERVES (Information not covered by the auditors’ report)

The table below presents the estimated proved reserves of oil (including crude oil, condensate and LNG) and natural gas, by geographic area as of December 31, 2024.

	Proved Reserves

	Proved Developed		Proved Undeveloped		Total Proved

	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)	Oil and LNG (1)	Natural Gas (2)

Argentina	4,409	21,001	12,792	15,363	17,201	36,364

Total at 12.31.2024	4,409	21,001	12,792	15,363	17,201	36,364

(1)	In thousands of barrels.
(2)	In millions of cubic meters.

138

Free translation from the original prepared in Spanish for publication in Argentina

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2024, 2023 and 2022 (Continuation)

(In millions of Argentine Pesos (“$”))

NOTE 24: SUBSEQUENT EVENTS

Modifications to the electricity regulatory framework

In line with the objective of ensuring free contracting in the MAT established by Law No. 27,742, on January 28, 2025, SE Resolution No. 21/25 was published establishing different modifications regulating dispatch and operation at the WEM’s MAT. The main modifications include:

- Generators, self-generators and co-generators of conventional thermal, hydraulic and nuclear sources commissioned as from January 1, 2025 are exempted from the suspension of contracting within the MAT;

- The presentation or renewal of Energy Plus contracts is limited until October 31, 2025, after the expiration of such contracts the Energy Plus market will no longer be in effect;

- The dispatch scheme set by SE Resolution No. 354/20 is abrogated, effective as from February 1, 2025, and no alternative dispatch scheme is established contemplating the obligations under ENARSA’s supply contract with Bolivia and contracts within the GasAr Plan’s framework;

- As from March 1, 2025, the recognition of fuel costs is authorized according to reference prices and the values declared and accepted in the Production Cost Statement plus freight, natural gas transportation and distribution costs, and taxes and fees.

- CAMMESA will continue centralizing fuel supply for contracts entered into under specific schemes (SE Resolutions No. 220/07, No. 21/16 and No. 287/17);

- Generators remunerated under the spot regime may manage their own fuel supply, with CAMMESA remaining as the supplier of last resort; and

- New values for the cost of non-supplied energy are established as from February 1, 2025, with the following tiers: (i) US$ 350 /MWh until 5%; (ii) US$ 750 /MWh until 10%; and (iii) US$ 1,500 /MWh for more than 10%.

Additionally, the SE sent Note NO-2025-09628437-APN-SE#MEC to CAMMESA, making several considerations on the WEM’s condition and instructing CAMMESA to publish a proposal of guidelines for a progressive WEM adjustment contemplating several changes in its structure and generation remuneration schemes.

CAMMESA published the proposal and will receive comments from the WEM Agents’ Associations over a 30-day period to prepare reports contemplating the measurement of the modifications requested to the SE. Based on these reports, the SE will issue transitory rules for the WEM’s adjustment.

As of the date of issuance of these Consolidated Financial Statements, the Company is evaluating changes based on the SE’s reports published by CAMMESA.

139